Form 10-K, Exhibit 13
period 1993-12-31
CENTRAL MAINE POWER CO
filed 1994-03-31
CIK 18675

Exhibit 13-1

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          Overview: The Company's earnings per share declined by 11 percent in 1993 to $1.65 from $1.85 in 1992. The return on common equity for 1993 was 9.77 percent versus 11.25 percent
          earned in 1992.   The reduced earnings level for 1993 can be
          attributed to higher costs, weak sales and cost disallowances associated with two proceedings before the Maine Public Utilities Commission (MPUC) during 1993.

          The combination of weak sales due to economic and competitive pressures, and a disappointing and inadequate rate-case decision in December 1993, offers the Company no reasonable opportunity to achieve a level of 1994 earnings near the 1993 level or the
          current allowed rate of 10.05 percent on common equity.   The
          reduction in the Company's earnings capacity for the near term takes into account the significant reductions in previously planned 1994 operation, maintenance, and capital expenditures described later in this section.

          Service-area kilowatt-hour sales increased by 0.4 percent during 1993. The small increase can be attributed to a weak economic climate, significant competition from alternative fuel sources, energy-management impacts and other factors.

          On December 14, 1993, the MPUC issued its order in the Company's base-rate proceeding filed in March 1993. The MPUC's analysis of the Company's revenue deficiency indicated a need for additional revenues of $51.5 million, yet found the Company entitled to a net revenue increase of only $26.2 million. The Commission found a total cost of capital of 8.52 percent and a cost of equity of
          10.05 percent, after deducting the one-half percent (.5%) return-on-equity penalty it established in the 1993 investigation of the Company's management of certain Independent Power Producer
          (IPP) contracts. To arrive at its revenue-requirement conclusion, the MPUC deducted $25.3 million "to adjust for management inefficiency" after finding the Company's performance in the areas of management efficiency and cost-cutting to have been "inadequate." In so doing, the Commission noted that "Much of our cost efficiency finding occurs in the context of reviewing the results of the Commission-ordered Management Audit".

          In issuing that decision, the MPUC disallowed recovery of approximately $2.5 million of previously deferred costs and $1.3 million of previously deferred income-tax-related expenses which, as a result, were reflected as reductions in earnings during the fourth quarter of 1993.

          The Company strongly disagrees with the MPUC's management-inefficiency finding and with the resulting deduction of nearly one-half the revenue increase to which the Commission itself found the Company to be otherwise entitled using traditional ratemaking principles. The Company has appealed the order to the Maine Supreme Judicial Court.

          The Company's credit ratings came under significant pressure during 1993 when its senior secured debt was downgraded by all three agencies that rate the Company's securities, one of which
          dropped the rating to below investment grade.   As noted later in
          this report, the Company's other securities came under even more pressure as the junior securities were, in most cases, assigned
          non-investment-grade ratings.   The decline in the Company's
          credit ratings will impair its access to the capital markets, will make the terms and conditions of borrowing more stringent and increase the cost of capital, and has substantially reduced, if not eliminated, the Company's access to the commercial-paper markets. The credit-rating agencies cited the stagnant economy, inadequate rate relief and pricing flexibility, increased competition, and uncertainty of recovery of non-utility purchased-power costs as reasons for the credit downgrades.

          After review of the Company's overall financial position and outlook, including the impacts associated with the MPUC's rate-case order and the expected near-term revenue impacts of weak sales, the Company's Board of Directors voted on December 15, 1993, to reduce the quarterly dividend paid on common stock from 39 cents to 22.5 cents.

          In response to the business challenges facing the Company, the Company's Board of Directors, in December 1993, approved a broad-based restructuring and rate-stability plan.

          The rate-stabilizing strategy:

          1.  Cut in-house operating costs while maintaining service.
          2.  Cut non-utility power costs, the largest external cost.
          3. Work with regulators on innovative, competitive new products and pricing.

          The first step in implementing the strategy was to eliminate at least 225 full-time equivalent jobs, or 10 percent of the Company's work-force, by March 1994. The Company's operating budget for 1994 was cut $22 million, or 12 percent, from previously planned levels. The 1994 capital budget for plant, equipment, and conservation programs was cut by $14 million, or 19 percent, from previously planned levels.

          The second component of the plan, reducing the cost of non-utility power, includes continued efforts to renegotiate existing contracts, buy-outs, or contract terminations, and support for Maine legislative action on bills that would have the effect of reducing the cost of non-utility power to our customers.

          The third component includes continuing Company efforts to achieve changes in regulation that would redefine the basis for overall price changes and provide flexibility in setting specific prices, and in the acquisition and use of resources. As detailed later in this report, the Company has indicated its interest in pursuing a price-cap approach to the regulation of electric rates and, consistent with the terms of the MPUC December 1993 order in the base-rate case, will be filing a plan with the MPUC sometime in the first half of 1994.

          Earnings in 1993 reflect the January 1993 stipulation that lowered the level of 1993 accruals under the Electric Revenue Adjustment Mechanism (ERAM), and the October 1993 MPUC order in a proceeding reviewing non-utility purchased power contract administration. In that proceeding, the MPUC found that the

          Company had been unreasonable and imprudent in its management of two contracts and determined it would reduce the Company's allowed rate of return on equity by one-half percent (.5% or approximately $4 million, before income taxes, over a 12-month period) and directed the Company to charge against deferred fuel-cost balances approximately $4.1 million of payments from power providers that had previously been credited against purchased-power capacity costs. The Company recorded a reserve for this order totalling $4.1 million during the third quarter of 1993.

          The Company not only strongly disagrees with the MPUC findings, but has received an order from the Chief Justice of the Maine Supreme Judicial Court temporarily restraining the MPUC from implementing the rate-of-return penalty pending a decision on the Company's appeal of the MPUC penalty. On February 3, 1994, the MPUC indicated its intent to vacate the penalty portion of the order and to seek an alternative cost-disallowance remedy. The Company cannot predict the outcome of its appeal or the outcome of any alternative remedy imposed by the MPUC, or any appeal from such alternative remedy, or any Maine legislative action. (See
          Note 3 to Consolidated Financial Statements, "Regulatory Matters
          - Other MPUC Proceedings," for further information.)

          The Company's financial objectives for 1994 and beyond include seeking cost reductions and cost control, risk reduction associated with purchased-power contract review proceedings, restructuring prices, achieving pricing flexibility to enhance our ability to compete for sales, and seeking rate recovery of the costs of providing electric service. Our ability to restore earnings to competitive levels and to improve overall financial health depends significantly on meeting these challenges.

          Our near-term success in reducing the upward pressure on electric rates depends heavily on our ability to reduce our largest cost of service, non-utility generation. While our pricing goal is to lower our inflation-adjusted overall rates by the year 2000, we must continue to focus on improving financial ratios and on regaining lost ground in our credit standing. Achieving acceptable earnings levels for the upcoming year is the most difficult of our financial challenges.

          Earnings and Dividends: Net income for 1993 was $61.3 million compared to $63.6 million in 1992, and $59.1 million in 1991. Earnings applicable to common stock were $52.5 million or $1.65 per share in 1993, compared to $56.8 million or $1.85 in 1992, and $53.7 million or $1.82 in 1991.

          Total dividends declared in 1993 were $1.395 per common share, resulting in a cash distribution of 85 percent of current-year common earnings per share. Total dividends per share for 1992 and 1991 were $1.56. In December 1993, the quarterly dividend payment per share of common stock was reduced from $0.39 to $0.225. This reduction reflects current earnings levels and the near-term financial outlook discussed below. Future dividend levels depend on earnings quality and growth, and on other considerations such as changes in capital costs.

          Revenues and Sales: Electric operating revenues increased by $15.9 million or 2 percent to $893.6 million in 1993, and by $11.2 million or 1 percent to $877.7 million in 1992. The


          components of the change in electric operating revenues are as follows:

           (Dollars in millions)                  1993             1992
           Revenues from kilowatt-hour
           sales:
           Total service-area base revenues        $15.3          $ 8.7
           Fuel cost recoveries                     12.3            3.1
           Non-territorial base revenues            (0.1)           0.1
           Revenues from kilowatt-hour
           sales                                    27.5           11.9
           Other operating revenues:

           Electric Revenue Adjustment
           Mechanism, including revenue
           adjustment-tax flowback                 (14.6)           3.0
           Other, including Maine Electric
           Power Company, Inc.                       3.0           (3.7)
           Total Change in Electric
           Operating Revenues                      $15.9          $11.2

          Refer to "Incentive Regulation," "Base Rates," and "Fuel Rates," below, for a discussion of ERAM, the tax-benefit flowback, new rates, and their impact on revenues.

          The Company's service-area sales for the years 1993, 1992 and 1991 are shown in the following table:

            (Kilowatt-hours
            in millions)          1993           1992            1992
                             KWH       %     KWH      %     KWH       %
                                    change          change          change
            Residential      2,884  (3.5)%   2,990   0.4%   2,977   (3.6)%
            Commercial       2,387   0.9     2,366   1.7    2,327    0.4
            Industrial       3,791   3.2     3,672   0.6    3,651   (0.2)
            Wholesale and
            lighting           155   0.3       154   2.1      151    0.1
            Total
            Service-Area
            Sales            9,217   0.4 %   9,182   0.8%   9,106   (1.2)%

          Service-area kilowatt-hour sales increased by 0.4 percent in 1993. The primary factors are the continued weak economy, rising electricity prices, energy management, weather conditions, and loss of sales due to conversions from electricity. Sales levels for 1992 rose a modest 0.8 percent from the prior year due to the previously discussed economic conditions, competitive pressures, electricity-price increases and energy-management activities.

          Residential kilowatt-hour sales decreased in 1993 by 3.5 percent, after increasing by 0.4 percent in 1992 and decreasing by 3.6 percent in 1991. The increase in the average number of residential customers was 4,771 in 1993, 5,657 in 1992, and 5,670 in 1991. Average usage per residential customer declined by 4.5 percent in 1993.

          The 1993 increase in commercial sales of 0.9 percent reflects a

          4-percent increase in the retail sector and a 3.6-percent decrease in the service sector, which combined, comprise approximately 60 percent of commercial sales. Commercial sales had increased by 1.7 percent in 1992 and by 0.4 percent in 1991.

          Industrial-sales levels are significantly affected by changes in power supplied to the Company's large pulp-and-paper industry customers, who account for approximately 66 percent of industrial sales and approximately 27 percent of total service-area sales. Sales to the pulp-and-paper sector increased by 3.2 percent in 1993, by 0.1 percent in 1992, and by 3.5 percent in 1991. The 1993 increase results primarily from the increased levels of production by many of the Company's customers and purchases of excess energy under newly approved tariffs at lower rates. Sales to all other industrial customers as a group increased by 3.3 percent in 1993 and 1.5 percent in 1992; they decreased 6.8 percent in 1991.

          Sales to major industrial customers are shown in the following table:

              (Kilowatt-hours in           1993       1992      1991
              millions)
              Paper and allied
              products                     2,519*    2,441*      2,438*
              Transportation
              equipment
              (shipbuilding)                  208       212         202
              Chemicals and allied
              products                        182       167         157
              Textile mill products           141       134         130
              Electrical and
              electronic machinery            136       151         169
              Food products                    95        85          85

              Lumber and wood
              products                         88        85          86
              Leather and leather
              products                         81        77          72

          *Totals include sales made under simultaneous-purchase-and-sale contracts related to purchases required under the Public Utilities Regulatory Policy Act of 1978 (PURPA).

          Non-territorial Sales: On August 2, 1991, the Federal Energy Regulatory Commission (FERC) issued an order requiring the Company to revise its rates to a level reflecting the filed cost of service associated with each of 14 contracts for non-territorial sales, rather than the negotiated market-based levels. Other revenues in 1991 reflect the establishment of a $4.5-million reserve to reflect refunds associated with some of the contracts. Other revenues for 1992 reflect the reversal of approximately $1.9 million of that reserve after a settlement agreement established that the Company would refund approximately $2.6 million related to this issue.

          The FERC rejected the Company's continuing claims of disparate treatment based on its having been ordered to make refunds while several similarly situated utilities were not. But on September 29, 1993, the FERC rescinded the Company's obligation to make refunds, invoking its "equitable discretion" to declare that it would be "unfair to continue to single out Central Maine for refunds." The FERC order allows the utilities that had shared the $2.6 million in refunds to repay the Company, with interest, over a 24-month period. The utility receiving the largest refund has requested reconsideration of the FERC rescission order. The Company recorded approximately $3.0 million of income during the third quarter of 1993, reflecting the refund including interest.

          The Company cannot predict the outcome of the other utility's request for reconsideration, or what portion, if any, of the $3.0 million received in 1993, may have to be refunded by the Company.


          Corporate Restructuring: Maine and the New England region continue to experience a significant economic downturn that began in late 1989. The recession was a significant factor in the small level of growth in total kilowatt-hour sales in 1993 and 1992, and the decline in such sales in 1991. The 1991 decline, the first since 1949, was primarily due to lower usage per customer in the residential-customer class, which represents approximately 31 percent of total service-area sales.

          Lower sales in recent years have not produced revenues sufficient to cover the cost of service. This has required the Company to seek price increases. However, the state of the economy has made obtaining adequate rate increases difficult.

          In response to the slow growth in revenues and concerns over the rising price of electricity, the Company undertook cost-control activities beginning in 1991. For example, a reduction of approximately 10 percent in the Company's work force since 1991 and the reduction in functions not critical to safety or service quality were implemented to reduce operation-and-maintenance outlays during 1993, 1992 and 1991. The Company's capital-investment program has also been reduced. Slower growth in the Company's service area has eliminated the need for certain construction projects, while other projects are being deferred.

          Please refer to the "Overview" section above for a detailed discussion of the Company's current restructuring plans.

          Incentive Regulation: On May 7, 1991, the MPUC ordered a three-year trial of the Electric Revenue Adjustment Mechanism
          (ERAM), a fundamental change in the way the Company's revenues were treated, and set new incentives for effective utility-sponsored energy-management. On July 16, 1992, the MPUC issued an order authorizing the Company to begin collecting $7.8 million, which was only a portion of the $26.2 million of ERAM revenues accrued in its first year, and an energy-management incentive of $1.5 million, beginning in September 1992. Approximately $18.4 million of ERAM revenues accrued in the 12 months beginning March 1, 1991, were, therefore, carried over to the 1993 ERAM filing. In January 1993, the MPUC approved a stipulation that resolved several outstanding issues, including those in the Company's ERAM proceeding. The stipulation permitted recovery of accrued ERAM balances in accordance with the terms of an Emerging Issues Task Force consensus. The stipulation also approved an Accounting Order permitting the Company to accelerate the flow-back of $5.9 million of certain deferred taxes associated with prior losses on reacquired debt.

          For 1992, the stipulation placed a limit of 11.25 percent on the Company's allowed rate of return on equity. Earnings in excess of the limit, up to approximately $10 million (the revenue requirement of the tax benefits), were applied on a monthly basis to reduce 1993 ERAM accruals.

          The stipulation also reduced the amount of ERAM accruals from January 1993 through November 1993 by $591,000 per month. The ERAM program continued until the effective date of new base rates, December 1, 1993.

          As contemplated in the January 1993 stipulation, the MPUC approved a revenue increase of $40 million, effective July 1, 1993, which includes, among other things, $21.2 million toward recovery of deferred ERAM revenues.

          As of December 31, 1993, the Company had collected approximately $19.2 million of the ERAM revenues; the unbilled ERAM balance at that time was approximately $50.5 million.

          Base Rates: On March 1, 1993, the Company filed a request with the MPUC for a $95-million increase in base rates. The major components of the request were (1) compensating for lower-than-forecasted sales, (2) increased operation-and-maintenance expenses, (3) increased operating costs of the four operating nuclear plants in which the Company owns interests, (4) property additions and transmission, distribution and other improvements, (5) energy-management program costs, and
          (6) the expiration of the flow-through of certain tax benefits. Ultimately, the Company reduced the amount of its base-rate request from $95 million to $83 million. The decrease was the result of lower estimates of 1994 operation-and-maintenance expenses, further reductions in the Company's cost of capital, a decrease in the level of anticipated expenditures for energy-management programs, and the change in the federal income tax rate from 34 percent to 35 percent.

          On December 14, 1993, the MPUC issued its order in the proceeding. The MPUC's analysis indicated a need for additional revenues of $51.5 million, yet found the Company to be entitled to a net revenue increase of only $26.2 million. The Commission found a total cost of capital of 8.52 percent and a cost of equity of 10.05 percent, after deducting a one-half percent (.5%) return-on-equity penalty it had established in a 1993 investigation of the Company's management of certain independent power producer contracts. See Note 3 to Consolidated Financial Statements, "Regulatory Matters - Other MPUC Proceedings," for further discussion of this investigation. To arrive at its revenue-requirement conclusion, the MPUC deducted $25.3 million "to adjust for management inefficiency" after finding the Company's performance in the areas of management efficiency and cost-cutting to have been "inadequate".

          The Company strongly disagrees with the MPUC's management-inefficiency finding and with the resulting deduction of nearly one-half the revenue increase to which the Commission itself found the Company to be otherwise entitled using traditional ratemaking principles. The Company filed an appeal of the base-rate order with the Maine Supreme Judicial Court. The Company cannot, however, predict the result of that appeal.

          Fuel Rates: In accordance with the January 1993 ratemaking stipulation, the MPUC approved, as part of the $40 million July 1993 revenue increase, $17 million to reduce deferred fuel-clause balances. In July 1992, the MPUC issued an order authorizing an increase, effective September 1, 1992, in the Company's Fuel Cost Adjustment of $13.2 million of the $38.7 million requested by the Company, along with the ERAM and demand-side-management incentives discussed above.

          The orders extended the smoothing approach that began in 1988, resulting in unrecovered-fuel and purchased-power costs' being deferred for future recovery. The Company has repeatedly expressed concern about the regulators' tendency to defer the recovery of expenses.

          Rate Stability: In connection with the base-rate proceeding, the Company filed, on July 21, 1993, an alternative rate proposal. The proposal consisted of a combination of pricing and regulatory changes that would, among other things, limit future rate increases to annual changes based on the rate of inflation and mandated costs, and revise existing regulatory rules and policies to allow the Company to adjust prices more rapidly in response to customer needs and competitive factors.

          In its December 14, 1993 base-rate order, the MPUC ordered that a follow-up proceeding be held to implement, by mid-1994, a rate-stability plan along the lines discussed in the order. The MPUC encouraged the Company and the parties wishing to participate in the proceeding to work together to develop a plan containing price-cap, profit-sharing-and pricing-flexibility components. The MPUC also directed that the initial plan have a duration of five years, subject to a brief annual proceeding to implement any applicable rate changes, and a detailed review at the end of the fourth year to evaluate the performance of the plan and initiate necessary changes. Participants in the rate-stability plan proceeding have prepared price-cap proposals in response to the MPUC's order and discussions are under way. The Company cannot predict the outcome of this process or the MPUC's ultimate decision on price-cap regulation.

          Deferred Costs: Over the past few years, the amount of deferred charges and regulatory assets has increased under the regulatory policies adopted by the MPUC. The Securities and Exchange Commission has periodically considered issues regarding the proper accounting treatment of charges deferred by regulatory policy. As a result, the Company has regularly requested the MPUC to issue accounting and ratemaking orders to provide appropriate authority to comply with changing accounting requirements and to allow the Company to appropriately reflect the amounts as deferred charges and regulatory assets. In recent years, the Company received such orders with respect to issues in the 1991 Early Retirement Incentive Program, ERAM, purchased-power contract buy-outs, environmental-site cleanup costs, taxes on losses on reacquired debt, accounting for postretirement benefits and income taxes pursuant to the newly issued accounting standards. The Company will monitor situations that result in deferred charges and regulatory assets and will seek appropriate regulatory approvals.

          Competition: The Company faces competition in several aspects of its traditional business and anticipates that competition will continue to place pressure on both sales and the price the Company can charge for its product. Alternative fuels and recent modifications to regulations that had restricted competition outside of the Company's service territory have expanded customers' energy options. As a result, the Company has been involved in a number of negotiations with certain customers during 1993 and will continue to pursue retention of its customer base. This increasingly competitive environment has resulted in the Company's entering into contracts with two of its wholesale customers, as well as with certain industrial and commercial customers, to provide their energy needs at prices and margins lower than the current averages.

          On July 28, 1993, the Town of Madison Electric Works (Madison), a wholesale customer of the Company, announced that it had selected a competitive bid from Northeast Utilities (NU) and was entering negotiations for NU to become its wholesale electric supplier for a period of up to 10 years. The Company's bid was rejected by Madison for being submitted after the 10-day bidding period. NU, a Connecticut-based holding company with substantial excess generating capacity, submitted a bid to provide up to 45 megawatts of capacity at a rate that would initially be well below the Company's existing rates. Substantially all of the 45 megawatts would supply a large paper-making facility in Madison's service territory that has been served directly by the Company under a special service agreement with Madison during the last 12 years. The Company understands that Madison intends to start taking power from NU in late 1994 for that portion required to serve the paper-making facility and in late 1996 for its remaining requirements. Losing Madison as a wholesale customer would reduce the Company's non-fuel revenues by approximately $11 million annually when fully in effect, based on current rates and 1993 sales, minus any amounts paid to the Company for transmission of the NU power from the New Hampshire border.

          The Company has intervened in opposition to Madison's petition to the MPUC for approval of its contract with NU. The Company cannot predict what action the MPUC will take on the petition.

          The Company expects to file with the FERC to seek approval of a contract to provide transmission service for Madison from NU, in early 1994. The filing will request recovery of the full cost of providing transmission service as well as a stranded-investment fee to compensate the Company for lost-base revenues.

          In addition to special agreements with its large customers, the Company is also pursuing with the MPUC alternative pricing mechanisms that would allow the Company the flexibility to modify the price of its product in certain instances, when the competitive alternatives could result in the loss of a significant end use of electricity. In its preliminary discussions, the MPUC has indicated there may be instances in which the ability of the Company to adjust its price in response to competitive pressures is advisable. In February 1994, the MPUC approved a specific plan under which the Company may operate with respect to residential water-heating customers. The Company believes it may be granted the authority to develop additional market-responsive rates in certain circumstances in the future.

          Rating Agency Actions: Beginning in late August 1993, three major securities-rating agencies lowered their ratings on the

          Company's outstanding debt and preferred stock on a number of occasions.

          In October 1993, Duff & Phelps Credit Rating Co. lowered the fixed income ratings as follows: General and Refunding Mortgage Bonds from "BBB+" to "BBB-"; unsecured notes from "BBB" to "BB+"; and preferred stock from "BBB" to "BB-."

          Standard & Poor's Corp. (S&P) announced, in late October 1993, application of more stringent financial-risk standards to the investor-owned utility industry to reflect S&P's view of mounting business risk. S&P stated that it believed the industry's "credit profile" was being "threatened chiefly by intensifying competitive pressures but also by sluggish demand expectations, slow earnings growth prospects, high common dividend payout, environmental cost pressures, and nuclear operating cost and decommissioning challenges." As a result, S&P revised rating outlooks for about one-third of the industry and placed the Company and several other utilities on "CreditWatch with negative implications."

          By January 1994, S&P had removed the Company's ratings from "CreditWatch" and lowered them as follows: senior secured debt to "BB+" from "BBB-"; senior unsecured debt to "BB-" from "BB+"; preferred stock to "B+" from "BB"; and commercial paper to "B" from "A-3." In addition, S&P assigned its preliminary "BB+" senior-secured-debt rating to the Company's $150-million General and Refunding Mortgage Bonds recently registered with the Securities and Exchange Commission as a "shelf" registration pursuant to Rule 415 under the Securities Act of 1933.

          By January 1994, Moody's Investors Service (Moody's) had lowered its rating on the Company's preferred stock to "ba2" from "baa3" and its short-term debt rating for the Company's commercial paper to "Prime-3" from "Prime-2." At the same time, Moody's confirmed its ratings on the Company's General and Refunding Mortgage Bonds at "Baa2", unsecured medium-term notes and pollution control revenue bonds at "Baa3", and the Company's Securities and Exchange Commission "shelf" registration for $150,000,000 of General and Refunding Mortgage Bonds to "(P)Baa2."

          The rating agencies explained that the downgrades primarily reflect the MPUC's "unsupportive" base-rate decision, which in their opinion will not allow the Company's financial parameters, adjusted for off-balance-sheet obligations, to remain at acceptable levels for a utility with a "below-average" business position. Additionally, the rating agencies expressed the belief that the Company's business position also reflects a depressed Maine economy, a large industrial-customer base, significant purchased-power obligations, relatively high production costs, increasing rate pressures, and a high dividend payout.

          Financing and Refinancing in 1993: During 1993, the Company continued its program to refinance its outstanding debt to take advantage of the currently low interest rates. The Company issued $75 million of Series Q 7.05% Due 2008 General and Refunding Mortgage Bonds in March, $50 million of Series R 7 7/8% Due 2023 in May, $60 million of Series S 6.03% Due 1998 in August, and $75 million of Series T 6.25% Due 1998 in November.

          None of these series has sinking funds, and Series S 6.03% Due

          1998 and Series T 6.25% Due 1998 are not callable at the option of the Company. The Series Q and Series R bonds are not callable at the option of the Company prior to March 1, 1998, and June 1, 2003, respectively, except under limited circumstances.

          The Company redeemed its $100-million Series I 9 1/4% Due 2016 in the second quarter of 1993, $50 million of its Series M 9.18% Due 1995 in the third quarter of 1993, and $27.5 million of its Series N 8.50% Due 2001 in the fourth quarter of 1993. Premiums paid on redemptions totalled $9.6 million.

          These financing and refinancing transactions reduced the annual cost of the Company's mortgage debt to 7.1 percent at December 31, 1993, from 8.5 percent at December 31, 1992.

          During the year, the Company also raised approximately $25.5 million of additional capital through its Dividend Reinvestment and Common Stock Purchase Plan, resulting in the issuance of 1.2 million new shares of common stock.

          In 1993, the Company issued $48 million of notes under its $150-million Medium-Term Note program at an average interest rate of 4.8 percent and an average life of 2.9 years. Notes in the amount of $26.5 million matured during the year, increasing the total outstanding notes at year-end 1993 to $146.0 million from $124.5 million at year-end 1992.

          The proceeds from the debt and equity issuances were used for general corporate purposes, which included financing construction and energy-management projects, retiring or refunding outstanding securities, repaying short-term debt, and buying out purchased-power contracts.

          Environmental Actions: The Company has been named by the Environmental Protection Agency (EPA) as a "potentially responsible party" and has been incurring costs to determine the best method of cleaning up an Augusta, Maine, site formerly owned by a salvage company and identified by the EPA as containing soil contaminated by PCBs from equipment originally owned by the Company. Refer to Note 4 to Consolidated Financial Statements, "Commitments and Contingencies - Legal and Environmental Matters," for a more detailed discussion of this matter.

          Expenses and Taxes: The Company's fuel expense, comprising the cost of fuel used for company generation and the energy portion of purchased power (the largest expense category), was 54 percent of total operating expenses in 1993, 53 percent in 1992, and 54 percent in 1991. Purchased-power energy expense includes all costs associated with purchases from non-utility generators.
          Fuel expense fluctuates with changes in the price of oil, the level of energy generated and purchased, and changes in the Company's own generation mix.

          Under current ratemaking practice, changes in fuel expense are provided rate treatment through a fuel clause, with interest being paid to or recovered from customers on over-collected or under-collected balances. Fuel expense for Maine Electric Power Company, Inc. (MEPCO), a 78-percent-owned subsidiary of the Company, is fully recoverable through billing to MEPCO participants and fluctuates with participants' energy requirements.

          The Company's diverse energy mix held dependence on oil-fired generation to 15.5 percent of 1993 net generation. Diversification of the Company's energy mix has helped mitigate the impact of oil-price changes. However, in recent years, significant amounts of non-utility generation have been purchased and added to the Company's energy mix. The average price of non-utility generators' energy is significantly higher than the Company's own cost of generation, and much higher than the price of energy on today's open market. The Company plans to moderate the cost of non-utility generation by continuing to negotiate buy-outs or changes whenever possible, and by supporting legislative action on bills that would promote that objective.

          To control the price pressure related to purchases from non-utility generators, the Company negotiated contract buy-outs or restructuring with non-utility generators in early 1994, 1993, and 1992. In January 1994, the Company entered into a termination-and-settlement agreement and paid $5 million to terminate a purchased-power contract and dismiss a lawsuit and counterclaims related to the Company's termination of a long-term contract to purchase approximately 80 megawatts of electric power from a cogeneration project proposed for construction by Caithness King of Maine Limited Partnership (Caithness). In the suit, Caithness denied the validity of the Company's termination of the contract and sought damages estimated to be in excess of $100 million for breach of the contract, or in the alternative, reformation of the contract and other legal relief. The contract termination is expected to save approximately $57 million in fuel costs over the next five years.

          In February 1993, the Company successfully negotiated a buy-out of two long-term contracts with a non-utility generator that is expected to save customers approximately $50 million in fuel costs during the next five years. The Company agreed to pay $11 million to buy out each of the contracts for plants yet to be built that were expected to begin delivering power in 1994 and 1996. The agreement gives the Company the option to decide by mid-1996 whether to pay the $11-million termination fee or have the second plant built to take power delivery by late 1998. The cancelled plants each had a committed capacity of 31 megawatts.

          The Company has reached agreements in principle to renegotiate 11 long-term hydro contracts. Lower prices for power will enable CMP to save approximately $6 million over the first five years of the contracts. The 11 hydroelectric dams have a combined capacity of 8.7 megawatts.

          The Company paid approximately $19 million in 1992 to buy-out three long-term contracts, which is expected to save the Company's customers approximately $11 million over the next five years. Additionally, the 1992 contract negotiations reduced existing capacity by approximately 13.4 megawatts.

          Total buy-outs, restructuring, and terminations made to date are expected to save the Company's customers more than $170 million in fuel costs during the next five years.

          Purchased-power capacity expense is the non-fuel operation, maintenance, and cost-of-capital expense associated with power purchases, primarily from the Company's share of four Yankee nuclear generating facilities. Effective January 1, 1991, the

          MPUC approved an accounting and ratemaking methodology whereby the Company charges to expense the cost of Maine Yankee's refueling outages over a nineteen-month period (the estimated time between refueling outages). Purchased-power capacity expense includes $5.0 million, $7.6 million and $6.7 million of such expense in 1993, 1992, 1991, respectively, related to the Maine Yankee outages.

          The level of purchased-power capacity expense also fluctuates with the timing of the maintenance and refueling outages at the three other Yankee nuclear generating facilities in which the Company has equity interests. The cost of capacity increases during refueling periods. During 1992, Yankee Atomic Electric Company, in which the Company is a 9.5-percent equity owner, discontinued the generation of power and prepared a plan for decommissioning. Purchased-power capacity in 1993 and 1992 contained approximately $5.7 million and $6.9 million, respectively, of costs related to this facility. Refer to Note 6 to Consolidated Financial Statements, "Capacity Arrangements - Power Agreements," for a more detailed discussion of this matter.

          Operation-and-maintenance expense decreased by $3.2 million in 1993. The reduction reflects the impact of cost-containment practices and certain one-time items. As previously discussed, the MPUC's December 1993 base-rate-case decision required the Company to charge to expense approximately $2.5 million of previously deferred costs. During the fourth quarter of 1992, the Company was required, pursuant to another MPUC decision, to charge to expense approximately $3.5 million of incremental costs related to the cleanup effort after Hurricane Bob, which hit the Company's service territory in 1991. Additionally, as the result of a court decision on responsibility for certain costs incurred in connection with an environmental site, the Company was able to credit $0.8 million to expense for costs charged to expense in prior years which became recoverable from third parties. Cost-control measures instituted in 1991 continued through 1993. Notwithstanding these efforts, 1993 expense included increases reflecting continued costs for mandated energy-management programs and amortization of purchased-power contract buy-out costs and other general cost increases.

          For 1992, operation-and-maintenance expense increased reflecting the Hurricane Bob charge, increased costs of meeting customer requirements, and costs associated with energy-management programs. Operation-and-maintenance expense for 1993, 1992, and 1991 also reflect the implementation of an early-retirement program accepted by approximately 200 employees in 1991.

          The Company's overall level of interest expense during 1993 reflects the continued refinancing of General and Refunding Mortgage Bonds at lower interest rates, and the issuance of $49 million in additional notes under the Company's Medium-Term Note program since January 1, 1991. Short-term interest rates over the period 1991 through 1993 fluctuated with the change in the cost and average outstanding balances of short-term debt.

          The increase in aggregate dividends on preferred stock for the three-year period ended December 31, 1993, is due to the issuance of two series of preferred stock in August 1992.

          State and federal income taxes fluctuate with the level of pre-tax earnings and the regulatory treatment of taxes by the MPUC. The increase in 1993 is primarily the result of eliminating a one-time accelerated flow-back of $5.9 million of deferred income taxes recorded in 1992 pursuant to the January 1993 stipulation, as discussed under the heading "Incentive Regulation" above and an increase in the federal income tax rate to 35 percent from 34 percent. Additionally, the December 1993 base-rate-case decision discontinued a previously approved policy whereby the Company could defer the impact of Internal Revenue Service audits for recovery in future periods.

          Liquidity and Capital Resources: As noted above, the MPUC approved increases in base electric rates in 1991, 1992, and 1993, and fuel rates in each of the three years. The new rates produce additional cash. Increases in rates are being used to fund costs of fuel, energy-management programs, operations, maintenance, systems improvements, investments in generation needed to ensure the Company's continued ability to provide reliable electric service, and collection of unbilled revenues recorded pursuant to the ERAM.

          Approximately $129.0 million of cash was provided from net income before non-cash items, primarily depreciation and deferred taxes. Approximately $62.4 million of cash was applied to fluctuations in working capital and other operating activities, including the financing of deferred energy-management programs, the buy-out of purchased-power contracts, the financing of unbilled fuel and ERAM balances, and depositing funds with the Mortgage Bond Trustee to allow for redemption of outstanding General and Refunding Mortgage Bonds.

          Proceeds from the Company's Dividend Reinvestment and Common Stock Purchase Plan provided approximately $25.5 million of cash, while the issuance of General and Refunding Mortgage Bonds provided $260 million of cash. The issuance and redemption of Medium-Term Notes provided $21.5 million and short-term obligations used $63 million, respectively, of cash during 1993. Retirements and redemptions of mortgage bonds required $177.5 million of cash resources.

          Dividends paid on common stock were $49.3 million, while preferred-stock dividends were $8.7 million. The January 1994 record-date dividend on common stock was reduced from $0.39 per share to $0.225 per share.

          Capital-investment activities, primarily construction expenditures, utilized $56.5 million in cash during 1993. Construction expenditures comprised approximately $6.1 million for generating projects, $3.1 million for transmission, $29.0 million for distribution, and $10.1 million for general construction expenditures. In addition, $5.3 million was used for various capitalized energy-management programs.

          The Company's construction program for the period 1994 through 1998 has been estimated at approximately $281 million, including an Allowance for Funds Used During Construction of approximately $3 million. Actual construction expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. As a result of the recent base-rate case, the Company has reduced its planned 1994 capital-investment outlays to one half of the 1990 amount.

          During the five-year period, the Company also anticipates incurring approximately $35 million in costs associated with energy-management programs, and $301 million for sinking funds and debt maturities.

          The Company estimates that for the period 1994 through 1998, internally generated funds from depreciation, deferred taxes, and retained earnings should provide a substantial portion of the construction-program requirements. Current expectations place little reliance on external funding sources to meet the reduced capital expenditure requirements for the next several years. However, the availability at any particular time of internally generated funds for such requirements will depend on working-capital needs.

          Effective in January 1994, the Company announced that it was electing the option under its Dividend Reinvestment and Common Stock Purchase Plan to purchase shares pursuant to this plan on the market, rather than issue new shares. As a result, current financing plans do not anticipate the issuance of any additional common stock during the next several years.

          The Company's $150-million Medium-Term Note program was implemented to provide flexibility to meet financing needs and provide access to a broad range of debt maturities. As of December 31, 1993, $146 million of Medium-Term Notes were outstanding, which, pursuant to the terms of the program, permits the issuance of an additional $4 million of such notes.

          The ultimate nature, timing, and amount of financing of the Company's total construction, refinancing, and energy-management capital requirements will be determined in light of market conditions, the level of earnings and internally generated funds, and other relevant factors.

          To support its short-term capital requirements, the Company maintains lines of credit totalling $73 million and has an unsecured $50-million revolving-credit agreement with several banks that can be used to support commercial-paper borrowing or as short-term financing. However, as previously discussed, access to commercial paper markets has been substantially reduced, if not eliminated, as a result of downgrading of the Company's credit ratings. Borrowings under lines of credit may be subject to more stringent terms and conditions in the future. The amount of outstanding short-term borrowing will fluctuate with day-to-day operational needs, the timing of long-term financing, and market conditions.

                     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          Consolidated Statement of Earnings
          (Dollars in Thousands, Except Per-Share Amounts)

                                             Year Ended December 31
                                      1993           1992          1991
            Electric Operating
            Revenues (Notes 1
            and 3)                  $893,577       $877,695      $866,539
            Operating expenses





                                             Year Ended December 31
                                      1993           1992          1991
            Fuel used for
            company generation
            (Notes 1 and 6)           16,906         23,411        28,437
            Purchased power -
            energy (Notes 1 and
            6)                       408,944        388,599       385,190
            Purchased power -
            capacity (Note 6)         84,520         79,895        77,232
            Other operation          148,318        144,126       138,838
            Maintenance               33,311         40,749        37,402

            Depreciation and
            amortization (Note
            1)                        53,138         50,431        47,946
            Federal and state
            income taxes (Note
            2)                        25,716         18,258        21,685
            Taxes other than
            income taxes              23,023         24,706        23,739
            Total Operating
            Expenses                 793,876        770,175       760,469
            Equity in Earnings
            of Associated
            Companies (Note 6)         5,829          6,688         8,193
            Operating Income         105,530        114,208       114,263

            Other income
            (expense)
            Allowance for
            equity funds used
            during construction
            (Note 1)                   1,523          1,633           886
            Other, net                  (673)         1,927           344
            Income taxes
            applicable to other
            income (Note 2)            3,127           (177)          (46)
            Total Other Income         3,977          3,383         1,184
            Income Before
            Interest Charges         109,507        117,591       115,447

            Interest charges
            Long-term debt
            (Note 7)                  42,266         46,299        47,878
            Other interest
            (Note 7)                   6,784          8,844         9,136
            Allowance for
            borrowed funds used
            during construction
            (Note 1)                    (845)        (1,135)         (701)
            Total Interest
            Charges                   48,205         54,008        56,313
            Net income                61,302         63,583        59,134

            Dividends on
            preferred stock            8,842          6,770         5,479
            Earnings Applicable
            to Common Stock         $ 52,460      $  56,813     $  53,655


                                         -16-


                                             Year Ended December 31
                                      1993           1992          1991
            Weighted Average
            Number of Shares of
            Common Stock
            Outstanding           31,789,114     30,630,427    29,508,590
            Earnings Per Share
            of Common Stock           $ 1.65          $1.85         $1.82
            Dividends Declared
            Per Share of Common
            Stock                     $1.395          $1.56         $1.56


          The accompanying notes are an integral part of these financial statements.

          Consolidated Statement of Cash Flows
          (Dollars in Thousands)
                                              Year Ended December 31
                                            1993        1992       1991
            Operating Activities
            Net income                  $ 61,302    $ 63,583   $ 59,134

            Items not requiring
            (providing) cash:
            Depreciation and
            amortization                  63,647      60,330     58,119
            Deferred income taxes and
            investment tax credits,
            net                            5,584       1,511      3,079
            Allowance for equity funds
            used during construction      (1,523)     (1,633)      (886)
            Changes in certain assets
            and liabilities:
            Accounts receivable           (4,881)    (26,017)   (38,102)
            Inventories                    2,838       1,168      4,467

            Other current assets         (24,436)     (2,184)    (2,955)
            Retail fuel costs             (4,349)     (1,617)   (27,946)
            Accounts payable               1,338     (11,046)    23,806
            Accrued taxes and interest     3,077       1,736       (196)
            Miscellaneous current
            liabilities                   (3,296)      1,506      1,194
            Deferred energy-management
            costs                        (10,192)    (11,183)    (9,513)

            Maine Yankee outage
            accrual                        4,962      (3,122)     6,666
            Purchased-power contract
            buyouts                         (515)    (19,365)      -
            Revenue adjustment-tax
            flowback                      (9,990)      9,990       -
            Other, net                   (16,932)     (6,771)     2,831
            Net Cash Provided by
            Operating Activities          66,634      56,886     79,698
            Investing Activities

            Construction expenditures    (53,576)    (72,307)   (75,609)
            Investments in associated
            companies                       -           (885)      (259)

                                         -17-


                                              Year Ended December 31
                                            1993        1992       1991
            Changes in accounts
            payable - investing
            activities                    (2,905)     (1,932)      (905)
            Net Cash Used by Investing
            Activities                   (56,481)    (75,124)   (76,773)
            Financing Activities
            Issuances:
            Mortgage bonds               260,000      75,000    100,000

            Common stock                  25,513      24,179     18,397
            Medium-term notes             48,000      70,000     20,000
            Preferred stock                 -         75,000       -
            Redemptions:
            Mortgage bonds              (177,500)   (135,000)  (121,250)
            Premiums on redemptions       (9,634)     (3,212)    (2,871)

            Preferred stock               (7,125)     (2,750)    (1,375)
            Medium-term notes            (26,500)    (37,500)   (25,000)
            Short-term obligations,
            net                          (63,000)      5,000     56,950
            Other long-term
            obligations, net                (868)       (874)     5,156
            Dividends:
            Common stock                 (49,345)    (47,566)   (45,813)

            Preferred stock               (8,664)     (6,115)    (5,508)
            Net Cash Provided (Used)
            by Financing Activities       (9,123)     16,162     (1,314)
            Net Increase (Decrease) in
            Cash and Cash Equivalents      1,030      (2,076)     1,611
            Cash and cash equivalents,
            beginning of year                926       3,002      1,391
            Cash and Cash Equivalents,
            end of year                  $ 1,956     $   926    $ 3,002
            Supplemental Cash-Flow
            Information:

            Cash paid during the year
            for:
            Interest (net of amounts
            capitalized)                $ 42,870    $ 49,874   $ 54,712
            Income taxes                  15,852      17,749     18,323
            Supplemental Noncash
            Investing and Financing
            Activities:
            New capital lease
            obligations incurred       $    -      $    -     $   4,167

          For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased having a maturity of three months or less to be cash equivalents.
          The accompanying notes are an integral part of these financial statements.

   Consolidated Balance Sheet
   (Dollars in Thousands)

                                                          December 31,



     Assets                                          1993              1992
     Electric property, at original cost
     (Notes 6 and 7)                             $1,564,875        $1,516,945
     Less: accumulated depreciation (Note 1)        503,280           474,036
     Electric property in service                 1,061,595         1,042,909
     Construction work in progress (Note 4)          19,689            34,550
     Nuclear fuel, less accumulated
     amortization of $7,242 in 1993 and
     $6,544 in 1992                                   1,822             1,899
     Net electric property                        1,083,106         1,079,358

     Investments in associated companies, at
     equity (Notes 1 and 6)                          47,452            46,904
     Net Electric Property and Investments in
     Associated Companies                         1,130,558         1,126,262
     Current assets
     Cash and temporary cash investments              1,956               926
     Accounts receivable, less allowances for
     uncollectible accounts of $2,704 in 1993
     and $2,250 in 1992:
     Service - billed                                83,330            80,831

     Service - unbilled (Notes 1 and 3)              67,022            67,425
     Other accounts receivable                       10,651             7,866
     Undercollected retail fuel costs                84,708            80,359
     Prepaid income taxes                             1,335             2,488
     Fuel oil inventory, at average cost              6,939             8,488
     Materials and supplies, at average cost         14,430            15,719

     Funds on deposit with trustee                   27,758             4,407
     Prepayments and other current assets             8,008             6,923
     Total Current Assets                           306,137           275,432
     Deferred charges and other assets (Note
     1)
     Recoverable costs of Seabrook 1 and
     abandoned projects, net                        110,443           113,127
     Yankee Atomic purchased-power contract
     (Note 6)                                        32,775            38,217

     Regulatory assets - deferred taxes (Note
     2)                                             237,387               -
     Deferred charges and other assets              187,562           136,967
     Total Deferred Charges and Other Assets        568,167           288,311
     Total Assets                                $2,004,862        $1,690,005

   (Dollars in Thousands)
                                                              December 31

    Stockholders' Investment and Liabilities              1993           1992
    Capitalization (see separate statement) (Note
    7)
    Common stock investment                          $  553,389     $  520,368
    Preferred stock                                      65,571        110,571
    Redeemable preferred stock                           80,000         40,750
    Long-term obligations                               581,844        499,029
    Total Capitalization                              1,280,804      1,170,718
    Current liabilities and interim financing
    Interim financing (see separate statement)
    (Note 7)                                             68,500        115,000
    Sinking-fund requirements (Note 7)                    3,421          4,726
    Accounts payable                                     94,417         95,984

                                         -19-

    Dividends payable                                     9,468         14,291
    Accrued interest                                     12,680         10,756
    Miscellaneous current liabilities                    13,137         16,433

    Total Other Current Liabilities                     133,123        142,190
    Total Current Liabilities and Interim Financing     201,623        257,190
    Commitments and contingencies (Notes 4 and 6)
    Reserves and deferred credits
    Accumulated deferred income taxes (Note 2)          341,349        137,933
    Unamortized investment tax credits (Note 2)          36,679         38,511
    Yankee Atomic purchased - power contract (Note
    6)                                                   32,775         38,217
    Regulatory liabilities - deferred taxes (Note
    2)                                                   49,734            -
    Other reserves and deferred credits                  61,898         47,436
    Total Reserves and Deferred Credits                 522,435        262,097
    Total Stockholders' Investment and Liabilities   $2,004,862     $1,690,005


   The accompanying notes are an integral part of these financial statements.

   Consolidated Statement of Capitalization and Interim Financing
   (Dollars in Thousands)
                                                December 31
                                      1993                         1992
                               Amount           %           Amount           %
     Capitalization
     (Note 7)

     Common-stock
     investment:
     Common stock, par
     value $5 per share:
       Authorized -
       80,000,000 shares
       Outstanding -
       32,379,937 shares
       in 1993 and
       31,148,321 shares
       in 1992                 $  161,900                   $  155,742
     Other paid-in
     capital                      274,343                      254,576
     Retained earnings            117,146                      110,050
     Total Common Stock
     Investment                   553,389        41.0%         520,368      40.5%

     Preferred Stock -
     not subject to
     mandatory
     redemption                    65,571          4.9         110,571        8.6
     Preferred stock -
     subject to
     mandatory
     redemption                    80,000                       42,125
     Less: current
     sinking fund
     requirements                    -                           1,375





                                         -20-


                                                December 31
                                      1993                         1992
                               Amount           %           Amount           %
     Redeemable
     Preferred Stock -
     subject to
     mandatory
     redemption                    80,000          5.9          40,750        3.2
     Long-term
     obligations:
     Mortgage bonds               407,500                      325,000
     Less: unamortized
     debt discount                  2,175                          892

     Total Mortgage
     Bonds                        405,325                      324,108
     Medium-Term Notes            146,000                      124,500
     Other long-term
     obligations:
     Lease obligations             42,740                       45,204
     Pollution-control
     facility and other
     notes                         34,200                       35,068
     Total Other
     Long-Term
     Obligations                   76,940                       80,272

     Less: Current
     Sinking Fund
     Requirements
     and Current
     Maturities                    46,421                       29,851
     Total Long-Term
     Obligations                  581,844         43.1         499,029       38.8
     Total
     Capitalization             1,280,804         94.9       1,170,718       91.1
     Interim financing,
     amounts to be
     refinanced (Note
     7):
     Short-term
     obligations                   25,500                       88,500

     Current maturities
     of long-term
     obligations                   43,000                       26,500
     Total Interim
     Financing                     68,500          5.1         115,000        8.9
     Total
     Capitalization and
     Interim Financing         $1,349,304       100.0%      $1,285,718     100.0%

   The accompanying notes are an integral part of these financial statements.

   Consolidated Statement of Changes in Common Stock Investment

   For the Three Years Ended December 31, 1993
   (Dollars in Thousands)






                                        Amount     Other
                                          at      Paid-In
                                          Par     Capital   Retained
                             Shares      Value              Earnings    Total
        Balance -
        December 31,
        1990              28,945,143  $144,726  $223,837   $ 95,142  $463,705
        Net income                                           59,134    59,134
        Dividends
        declared:
          Common stock                                      (46,200)  (46,200)
          Preferred
          stock                                              (5,479)   (5,479)
        Cost for
        reacquired
        preferred stock                              617       (617)     -

        Issues of common
        stock              1,053,791     5,269    13,128               18,397
        Capital stock
        expense                                       (6)                  (6)
        Balance -
        December 31,
        1991              29,998,934   149,995   237,576    101,980   489,551
        Net income                                           63,583    63,583
        Dividends
        declared:
          Common stock                                      (47,988)  (47,988)

          Preferred
          stock                                              (6,908)   (6,908)
        Cost for
        reacquired
        preferred stock                              617       (617)     -
        Issues of common
        stock              1,149,387     5,747    18,432               24,179
        Capital stock
        expense                                   (2,049)              (2,049)
        Balance -
        December 31,
        1992              31,148,321   155,742   254,576    110,050   520,368
        Net income                                           61,302    61,302

        Dividends
        declared:
          Common stock                                      (44,459)  (44,459)
          Preferred
          stock                                              (8,704)   (8,704)
        Cost for
        reacquired
        preferred stock                            1,043     (1,043)     -
        Issues of common
        stock              1,231,616     6,158    19,355               25,513
        Capital stock
        expense                                     (631)                (631)

        Balance -
        December 31,
        1993              32,379,937  $161,900  $274,343   $117,146  $553,389


          The accompanying notes are an integral part of these financial statements.

          Note 1 - Summary of Significant Accounting Policies

          Financial Statements: The consolidated financial statements include the accounts of Central Maine Power Company (the Company) and its 78-percent-owned subsidiary, Maine Electric Power Company, Inc. (MEPCO). The Company accounts for its investments in associated companies not subject to consolidation using the equity method.

          Regulation: The rates, operations, accounting, and certain other practices of the Company and MEPCO are subject to the regulatory authority of the Maine Public Utilities Commission (MPUC) and the Federal Energy Regulatory Commission (FERC).

          Electric Operating Revenues: Electric operating revenues include amounts billed to customers and estimates of unbilled sales and fuel costs. The Company's approved tariffs provide for the recovery of the cost of fuel used in Company generating facilities and purchased-power energy costs. The Company also collects interest on unbilled fuel and pays interest on fuel-related over-collections. From March 1991 through November 1993, the Company recorded unbilled revenues pursuant to the Electric Revenue Adjustment Mechanism (ERAM) under an MPUC order. See Note 3, "Regulatory Matters - Incentive Regulation," for further information.

          Depreciation: Depreciation of electric property is calculated using the straight-line method. The weighted average composite rates were 2.9 percent in 1993, 2.9 percent in 1992, and 3.0 percent in 1991.

          Allowance for Funds Used During Construction (AFC): An allowance for funds (including equity funds), a non-operating item, is capitalized as an element of the cost of construction. The debt component of AFC is classified as a reduction of interest expense, while the equity component, a non-cash item, is classified as other income. The average AFC rates applied to construction were 9.8 percent in 1993, 10.2 percent in 1992, and
          10.5 percent in 1991.

          Property Taxes: Effective January 1, 1993, the Company changed its method of accounting for property taxes such that these taxes are accrued monthly during the fiscal period of the taxing entity. Previously, the Company had accrued taxes over a statutory tax year of April to March. The effect of the change was to increase earnings for common stock by $2.7 million or $.09 per share for the year ended December 31, 1993.

          Deferred Charges and Other Assets: The Company defers and amortizes certain costs in a manner consistent with authorized or probable ratemaking treatment. The Company capitalizes carrying costs as a part of certain deferred charges, principally energy-management costs, and classifies such carrying costs as other income.

          Deferred costs related to energy-management programs of $43.3 million are being amortized and recovered through rates over periods of five to 10 years, while $9.2 million are deferred for future recovery. Deferred financing costs of $30.1 million are being recovered through rates over periods ranging from three to 30 years. Other deferred amounts totalling $30.8 million are being recovered through rates over periods ranging from 5 to 38 years.

          In accordance with MPUC accounting orders, deferred charges and other assets include $8.0 million related to environmental-site cleanup and $9.9 million related to postretirement benefits. Refer to Note 4, "Commitments and Contingencies - Legal and Environmental Matters" and Note 5, "Pension and Other Post-Employment Benefits - Other Post-Employment Benefits," for additional discussion of these matters.

          During 1992, the Company paid approximately $19 million to buy out certain purchased-power contracts, the cost of which was deferred. The MPUC authorized the Company to begin amortization and recovery in rates effective July 1993, over periods of two to 15 years.

          Recoverable Costs of Seabrook I and Abandoned Projects: The recoverable after-tax investments in Seabrook I and abandoned projects are reported as assets, pursuant to May 1985 and February 1991 MPUC rate orders. The Company is allowed a current return on these assets based on its authorized rate of return.
          In accordance with current ratemaking practices, the deferred taxes related to these recoverable costs are being amortized over periods of four to 10 years. As of December 31, 1993, all deferred taxes related to Seabrook I have been amortized. The recoverable investments as of December 31, 1993, and 1992 are as follows:

         (Dollars in Thousands)
                                            December 31,
                                                                  Recovery
                                                                   Periods
         Recoverable costs of:            1993         1992        Ending

         Seabrook 1                   $141,084     $141,084         2015

         Other projects                 57,491       57,491     1995 to 2001
                                       198,575      198,575
         Less: accumulated
         amortization                   84,212       73,984
         Less: related income taxes      3,920       11,464
         Total Net Recoverable
         Investment                   $110,443     $113,127

          Note 2 - Income Taxes
          The components of federal and state income taxes reflected in the Consolidated Statement of Earnings are as follows:

                                              Year Ended December 31,
            (Dollars in Thousands)       1993           1992          1991
            Federal:
            Current                   $ 13,456        $13,087       $13,471
            Deferred                    37,455          4,187         3,896

            Investment tax credits,
            net                         (1,832)        (1,690)          447


            Regulatory deferred        (30,224)           -             -

            Total Federal Taxes         18,855         15,584        17,814
            State:
            Current                      3,549          3,837         5,181
            Deferred                    10,250           (986)       (1,264)
            Regulatory deferred        (10,065)           -             -
            Total State Taxes            3,734          2,851         3,917
            Total Federal and State
            Income Taxes               $22,589        $18,435       $21,731

            Federal and state
            income taxes charged
            to:
            Operating expense          $25,716        $18,258       $21,685
            Other income                (3,127)           177            46
                                       $22,589        $18,435       $21,731

          The Company and MEPCO record deferred income-tax expense in accordance with regulatory authority and also defer investment and energy tax credits and amortize them over the estimated lives of the assets that generated the credits. As of December 31, 1993, the Company had fully utilized all investment and energy tax credits generated.

          Effective January 1, 1993, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect in the year in which the differences are expected to reverse.

          Adjustments to accumulated deferred taxes were required, as well as the recognition of a liability to ratepayers for deferred taxes established in excess of the amount calculated using income-tax rates applicable to future periods. Additionally, deferred taxes were recorded for the cumulative timing differences for which no deferred taxes have been recorded previously. Concurrently, the Company, in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS No. 71) was able to record a regulatory asset representing its expectations that, consistent with current and expected ratemaking, it will collect these additional taxes recorded through rates when they are paid in the future. The adoption of SFAS No. 109 had no impact on net income.

          The Company filed a request for an accounting order with the MPUC in 1992 to reaffirm its regulatory policy allowing recovery of amounts for income taxes payable in the future and on August 31, 1993, the MPUC adopted and established for regulatory accounting and reporting purposes the standards required by the FASB in SFAS No. 109. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using Accounting Principles Board Opinion No. 11.



          Accumulated deferred income taxes consisted of the following in 1993:

           (Dollars in Thousands)                             1993
           Accumulated deferred income taxes, net at
           January  1, 1993                                $297,564
           Assets:
           Investment tax credits, net                     $ 25,198
           Regulatory liabilities                            10,191
           Alternative minimum tax                            4,768
           All other                                         12,095

                                                             52,252
           Liabilities:
           Property-related                                 254,796
           Abandoned plant                                   76,128
           Regulatory assets                                 66,597
                                                            397,521

           Accumulated deferred income taxes, net at
           December 31, 1993                               $345,269
           Accumulated deferred income taxes, recorded as:
           Accumulated deferred income taxes               $341,349
           Recoverable costs of Seabrook 1 and abandoned
           projects, net                                      3,920
                                                           $345,269

          A valuation allowance has not been recorded at December 31, 1993, as the Company expects that all deferred income tax assets will be realized in the future.

          The tax effects of the significant timing differences for the years ended December 31, 1992, and 1991 required to be disclosed pursuant to the accounting standards for income taxes in effect prior to the adoption of SFAS No. 109 are as follows:

                                                Year Ended December 31
            (Dollars in Thousands)             1992                1991
                                         Federal    State    Federal   State
            Depreciation               $ 7,173   $   (64)  $ 9,127  $  (106)
            Amortization of loss on
            investments in abandoned
            projects                    (6,181)   (1,364)   (6,147)  (1,353)

            Alternative minimum tax      1,187       -         328      -
            Energy management costs      2,163       627     1,802      522
            Loss on reacquired debt     (3,183)     (892)      480      140
            Hurricane Bob               (1,202)     (347)    1,202      347
            Maine Yankee refueling
            outage                       1,148       331    (2,064)    (595)
            Early retirement programs     (364)     (113)   (1,132)    (381)

            Revenue adjustment-tax
            flowback                    (3,063)     (981)      -        -
            Purchased-power contract
            buyouts                      5,740     1,655       -        -
            Other, net                     769       162       300      162
            Total Deferred Taxes        $4,187     $(986)   $3,896 $ (1,264)


          The Omnibus Budget Revenue Reconciliation Act of 1993 increased the corporate tax rate from 34 percent to 35 percent effective January 1, 1993. The tax impact on total current and deferred tax expense for the year ended December 31, 1993 was approximately $0.7 million. The additional deferred taxes recorded as a result of the corporate tax rate change were approximately $13.0 million.

          Federal income tax, excluding federal regulatory deferred taxes, differs from the amount of tax computed by multiplying income before federal tax by the statutory federal rate. The following table reconciles the statutory federal rate to a rate determined by dividing the total federal income-tax expense by income before that expense:

                                            Year Ended December 31
            (Dollars in            1993              1992               1991
            Thousands)
                              Amount     %      Amount      %     Amount      %
            Income tax
            expense at
            statutory
            federal rate     $28,055   35.0 %  $26,917   34.0 %  $26,162   34.0 %
            Permanent
            differences:
            Investment tax
            credit
            amortization      (1,613)  (2.0)    (1,613)  (2.0)    (1,608)  (2.1)
            Dividend
            received
            deduction         (1,731)  (2.2)    (1,920)  (2.4)    (2,432)  (3.2)

            Other, net          (634)  (0.8)      (585)  (0.8)      (395)  (0.5)
                              24,077   30.0     22,799   28.8     21,727   28.2
            Effect of
            timing
            differences for
            which deferred
            taxes are not
            recorded (flow
            through):
            Tax basis
            repairs           (1,175)  (1.5)      (899)  (1.1)    (1,583)  (2.0)
            Depreciation
            differences
            flowed through
            in prior years     1,728    2.2      2,024    2.5      2,104    2.7
            Accelerated
            flowback of
            deferred taxes
            on loss on
            abandoned
            generating
            projects          (2,678)  (3.3)    (2,778)  (3.5)    (2,808)  (3.6)

            Deduction of
            removal costs       (392)  (0.5)      (649)  (0.8)    (1,058)  (1.4)
            Carrying costs,
            net                 (523)  (0.7)      (199)  (0.3)        51    0.1


                                         -27-


                                            Year Ended December 31
            (Dollars in            1993              1992               1991
            Thousands)
                              Amount     %      Amount      %     Amount      %
            Adjustment to
            tax accrual for
            change in rate
            treatment            481    0.6        -        -       (150)  (0.2)
            Reduction for
            non-regulated
            deferred  taxes
            previously
            flowed through    (1,530)  (1.9)       -        -        -        -
            Excess property
            taxes paid          (912)  (1.1)       175    0.2        (25)     -
            Accelerated
            flowback of
            deferred taxes
            on loss on
            reacquired debt      -        -     (4,618)  (5.8)       -        -

            Accelerated
            5-year flowback
            of certain
            regulatory
            deferred taxes       -        -        -      -         (710)  (0.9)
            Other, net          (221)  (0.3)      (271)  (0.3)       266    0.3
            Federal Income
            Tax Expense and
            Effective Rate   $18,855   23.5 %  $15,584   19.7 %  $17,814   23.2 %

          Note 3 - Regulatory Matters

          Incentive Regulation: On May 7, 1991, the MPUC ordered a three-year trial of the Electric Revenue Adjustment Mechanism
          (ERAM), a fundamental change in the way the Company's revenues were treated, and set new incentives for effective utility-sponsored energy management. On July 16, 1992, the MPUC issued an order authorizing the Company to begin collecting $7.8 million, which was only a portion of the $26.2 million of ERAM revenues accrued in its first year, and an energy-management incentive of $1.5 million, beginning in September 1992. Approximately $18.4 million of ERAM revenues accrued in the 12 months beginning March 1, 1991, were, therefore, carried over to the 1993 ERAM filing. In January 1993, the MPUC approved a stipulation that resolved several outstanding issues, including those in the Company's ERAM proceeding. The stipulation permitted recovery of accrued ERAM balances in accordance with the terms of an Emerging Issues Task Force consensus. The stipulation also authorized recovery of the costs associated with buy-outs by the Company of certain purchased-power contracts and requested the MPUC to grant an increase in the Company's fuel-cost adjustment. The stipulation also approved an Accounting Order permitting the Company to accelerate the flow-back of $5.9 million of certain deferred taxes associated with prior losses on reacquired debt. For 1992, the stipulation placed a limit of 11.25 percent on the Company's allowed rate of return on equity. Earnings in excess of the limit, up to approximately $10 million (the revenue requirement of the tax benefits), were applied on a monthly basis to reduce 1993 ERAM accruals. Additionally, approximately $317,000 of income, net of income taxes, in excess of the $10 million, was used to fund a portion of 1993 operation-and-maintenance expenses.

          The stipulation also reduced the amount of ERAM accruals from January 1993 through November 1993 by $591,000 per month. The ERAM program continued until the effective date of new base rates, December 1, 1993.

          As contemplated by the terms of the January 1993 stipulation, the MPUC approved a revenue increase of $40 million, effective
          July 1, 1993, which included, among other things, $21.2 million toward recovery of deferred ERAM revenues.

          As of December 31, 1993, the Company had collected approximately $19.2 million of the ERAM revenues; the unbilled ERAM balance at that time was approximately $50.5 million.

          Base Rates: On March 1, 1993, the Company filed a request with the MPUC for a $95-million increase in base rates. The major components of the request were (1) compensating for lower-than-forecasted sales, (2) increased operation-and-maintenance expenses, (3) increased operating costs of the four operating nuclear plants in which the Company owns interests, (4) property additions and transmission, distribution and other improvements, (5) energy-management program costs and,
          (6) the expiration of certain tax benefits. Ultimately, the Company reduced the amount of its base-rate request from $95 million to $83 million. The decrease was the result of lower estimates of 1994 operation and maintenance expenses, further reductions in the Company's cost of capital, a decrease in the level of anticipated expenditures for energy-management programs and the change in the federal income-tax rate from 34 percent to 35 percent.

          On December 14, 1993, the MPUC issued its order in the proceeding. The MPUC's analysis indicated a need for additional revenues of $51.5 million, yet found the Company to be entitled to a net revenue increase of only $26.2 million. The Commission found a total cost of capital of 8.52 percent and a cost of equity of 10.05 percent, after deducting a one-half percent (.5%) return-on-equity penalty established by the MPUC in a 1993 investigation of the Company's management of certain independent power-producer contracts. See "Other MPUC Proceedings" below, for further discussion of this investigation. To arrive at its revenue-requirement conclusion, the MPUC deducted $25.3 million "to adjust for management inefficiency" after finding the Company's performance in the areas of management efficiency and cost-cutting to have been "inadequate".

          The Company strongly disagrees with the MPUC's management-inefficiency finding and with the resulting deduction of nearly one-half the revenue increase to which the Commission itself found the Company to be otherwise entitled using traditional ratemaking principles. The Company filed an appeal of the base-rate order with the Maine Supreme Judicial Court. The Company cannot, however, predict the result of that appeal.

          Other MPUC Proceedings: On October 28, 1993, in connection with a proceeding on independent power-producer contracts, the MPUC issued an order finding that the Company had been unreasonable and imprudent in its management of two independent power-producer contracts and indicated that it would reduce the Company's allowed rate of return on equity by one-half percent (.5%) in the then-pending base-rate case (approximately $4 million, before income taxes, over a 12-month period) and directed the Company to charge against deferred fuel-cost balances approximately $4.1 million of payments from power providers that had previously been credited against purchased-power capacity costs, unless the Company could demonstrate that the crediting was proper. The Company recorded a reserve totalling $4.1 million during the third quarter of 1993, reflecting the impact of the order. Finally, the MPUC announced that it would review in the future the Company's administration and management of certain power-purchase contracts for purchases of 10 megawatts or more.

          On December 20, 1993, the Chief Justice of the Maine Supreme Judicial Court, acting on the Company's request, issued an order staying the effectiveness of the 0.5-percent return-on-equity penalty pending final resolution of the Company's appeal of the October 28, 1993, MPUC order to the Maine Supreme Judicial Court. In addition, the court ordered that if the Company should not prevail on its appeal, it would be required to refund any revenues collected as a result of the stay order, with interest. Finally, the court ordered an expedited hearing on the appeal, scheduling oral argument before the Maine Supreme Judicial Court for March 1994. Based on that schedule, a decision is expected by early summer 1994.

          On February 3, 1994, the MPUC filed a Motion to Dismiss with the Court, stating that by order dated February 3, 1994, the Commission had reopened and reconsidered its October 28, 1993 decision. As a result of such reconsideration, the MPUC decided to vacate the return-on-equity penalty conditioned on either the Company's acquiescence in the MPUC's jurisdiction or a finding by the Court that the MPUC retains jurisdiction, and to consider alternative remedies. The MPUC argued that, because of its February 3 order, the Company's appeal of the return-on-equity penalty should be dismissed as moot.

          The Chief Justice declined to dismiss the appeal and added the jurisdictional question to the issues to be determined by the Court.

          The MPUC, in its February 3, 1994 order, indicated that an alternative remedy under consideration by the MPUC "appears to present an opportunity to insulate ratepayers sufficiently from CMP's imprudence...," yet also noted, "We do not decide at this time that such a remedy...will be adopted." The MPUC order indicated an intent to seek additional information on the issue of annual differences between the contract rates and avoided costs. The Company cannot predict the outcome of the appeal on either the issue of jurisdiction or the merits of the return-on-equity penalty, nor is it able to predict the outcome of this issue if remanded to the Commission, or any appeal from such alternative remedy or any legislative action.

          Federal Energy Regulatory Commission: On August 2, 1991, the FERC issued an order requiring the Company to revise its rates to a level reflecting the filed cost of service associated with each of 14 contracts for non-territorial sales, rather than the negotiated market-based levels. Other revenues in 1991 reflect the establishment of a $4.5-million reserve to reflect refunds associated with some of the contracts. Other revenues for 1992 reflect the reversal of approximately $1.9 million of that reserve as a result of a settlement agreement that required the Company to refund approximately $2.6 million related to this issue.

          After rejection by the FERC of the Company's continuing claims of disparate treatment based on its having been ordered to make refunds while several similarly situated utilities were not, on September 29, 1993, the FERC rescinded the Company's obligation to make refunds. In making its decision, the FERC invoked its "equitable discretion" and agreed that, based on its having granted a general amnesty from refunds to other utilities, circumstances had changed so dramatically since its approval of the Company's 1992 refund settlement that it would be "unfair to continue to single out Central Maine for refunds." The FERC order allows the utilities that had shared the $2.6 million in refunds to repay the Company, with interest, over a 24-month period. The utility that received the major share of the amount refunded by the Company has requested reconsideration of the FERC rescission order. The Company recorded approximately $3.0 million of income during the third quarter of 1993, reflecting the refund including interest.

          The Company cannot predict the outcome of the other utility's request for reconsideration, or what portion, if any, of the $3.0 million received in 1993, may have to be refunded by the Company.

          Note 4 - Commitments and Contingencies

          Construction Program: The Company's plans for improvements and expansion of generating, transmission-and-distribution facilities, and power-supply sources are under continuing review. As part of the Company's cost reduction actions, the general construction budget was reduced by $14 million, and a transmission project of $5 million was deferred for one year. Actual construction expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. The Company's current forecasted capital expenditures for the five-year period 1994 through 1998, including AFC of approximately $3 million, are as follows:

            (Dollars in Millions)      1994       1995 -1998      Total
            Type of Facilities:
            Generating projects       $11             $48         $ 59
            Transmission                7              28           35
            Distribution               23             100          123
            General                    12              52           64
            Energy management           7              28           35

            Total Estimated
            Capital Expenditures      $60            $256         $316

          Legal and Environmental Matters: The Company is a party in legal and administrative proceedings that arise in the normal course of business. In connection with one such proceeding, the Company has been named as a potentially responsible party and has been incurring costs to determine the best method of cleaning up an

          Augusta, Maine, site formerly owned by a salvage company and identified by the Environmental Protection Agency (EPA) as containing soil contaminated by polychlorinated biphenyls (PCBs) from equipment originally owned by the Company.

          In 1990, the Company and the EPA signed a negotiated consent agreement, which was entered as an order by the United States District Court for the District of Maine in 1991. The agreement provides for studies, development of work plans, additional EPA review, and eventual cleanup of the site by the Company over a period of years, using the method and level of cleanup selected by the EPA.

          The Company has been investigating other courses of action that might result in lower costs and, in March 1992, acquired title to the site to pursue the possibility of developing it in a manner that would not require the same method and level of cleanup currently provided in the agreement. The Company also initiated a lawsuit against the original owners of the site and Westinghouse Electric Co. (Westinghouse), which arranged for the equipment disposal, seeking contributions toward past and future cleanup costs. On November 8, 1993, the United States District Court for the District of Maine rendered its decision in the suit, holding that Westinghouse was responsible for 41 percent of the necessary past and future cleanup costs and the former owners
          12.5 percent, other than a small amount (less than 5 percent) of such costs not attributable to PCBs, for which Westinghouse was held not responsible and the former owners were held responsible for 33 percent. The Court further concluded that the Company had incurred approximately $3.3 million to that point in costs subject to sharing among the parties.

          At the same time, the Company has been actively pursuing recovery of its costs through its insurance carriers and has reached agreement with one for recovering a portion of those costs. It has also filed lawsuits seeking such recovery from other carriers.

          In August 1991, the Company requested permission from the MPUC to defer its cleanup-related costs, with accrued carrying costs, on the basis that such costs are allowable costs of service and should be recoverable in rates. In August 1992, the MPUC issued an order authorizing the Company to defer direct costs associated with the site incurred after August 9, 1991, with accrued carrying costs. Such costs incurred prior to the request were charged to a $3-million reserve established in 1985.

          Initial tests on the site have been completed and more complex technological studies are still in progress. Based on results to date and on the most likely cleanup method, the Company believes that the remaining costs of the cleanup will total between $7 million and $11 million, depending on the level of cleanup ultimately required and other variable factors. Such estimate is net of the agreed insurance recovery and considers any contributions from Westinghouse and the former owners, but excludes contributions from the insurance carriers the Company has sued, or any other third parties. As a result, in the fourth quarter of 1993, the Company decreased the liability recorded on its books from $14 million, the estimated liability prior to the November 1993 court ruling, to $7 million and recorded an equal reduction in a regulatory asset, established to reflect the anticipated ratemaking recovery of such costs when ultimately paid. Approximately $1 million of costs incurred to date has been charged against the liability.

          The Company cannot predict the level and timing of the cleanup costs, the extent to which they will be covered by insurance, or the ratemaking treatment of such costs, but believes it should recover substantially all of such costs through insurance and rates. The Company also believes that the ultimate resolution of the legal and environmental proceedings in which it is currently involved will not have a material adverse effect on its financial condition.

          Power Purchase Contract Suit: In December 1992, the Company terminated a 30-year power-purchase contract with Caithness King of Maine Limited Partnership (Caithness) for the purchase of approximately 80 megawatts of electric power from a cogeneration project proposed for construction by Caithness at Topsham, Maine. On March 17, 1993, after legal action was threatened against the Company by Caithness, the Company instituted a declaratory-judgment action against Caithness and certain affiliated entities in the United States District Court for the District of Maine seeking a judicial confirmation of its right to terminate the contract. On April 15, 1993, Caithness filed its response to the action, including counterclaims alleging a breach of the contract by the Company, among other claims, and seeking damages estimated by Caithness to be in excess of $100 million or, in the alternative, reformation of the contract and other legal relief.

          In January 1994, a termination-and-settlement agreement was reached between the parties, whereby Caithness would terminate the project and release all rights, claims, interests and entitlement thereunder, and the Company would pay Caithness $5 million in consideration. The Company expects to defer this amount and amortize it over the life of the original contract when ultimately allowed in rates.

          Nuclear Insurance: The Price-Anderson Act (Act) is a federal statute providing, among other things, a limit on the maximum liability for damages resulting from a nuclear incident. The liability is provided for by existing private insurance and by retrospective assessments for costs in excess of that covered by insurance, up to $75.5 million for each reactor owned, with a maximum assessment of $10 million per reactor in any year. Based on the Company's indirect ownership in four nuclear-generation facilities (See Note 6, "Capacity Arrangements - Power Agreements") and its 2.5-percent ownership interest in the Millstone 3 nuclear plant, the Company's retrospective premium could be as high as $6 million in any year, for a cumulative total of $45.3 million, exclusive of the effect of inflation indexing and a 5-percent surcharge in the event that total public liability claims from a nuclear incident should exceed the funds available to pay such claims.

          In addition to the insurance required by the Act, the nuclear generating facilities referenced above carry additional nuclear property-damage insurance. This additional insurance is provided from commercial sources and from the nuclear electric-utility industry's insurance company through a combination of current premiums and retrospective premium adjustments. Based on current premiums and the Company's indirect and direct ownership in nuclear generating facilities, this adjustment could range up to approximately $6.3 million annually.

          Note 5 - Pension and Other Post-Employment Benefits

          Pension Benefits: The Company has two separate non-contributory, defined-benefit plans that cover substantially all of its union and non-union employees. The Company's funding policy is to contribute amounts to the separate plans that are sufficient to meet the funding requirements set forth in the Employee Retirement Income Security Act (ERISA), plus such additional amounts as the Company may determine to be appropriate. Total pension expense related to these plans amounted to $3.7 million in 1993, $8.1 million in 1992, and $11.1 million in 1991. Plan benefits under the non-union retirement plan are based on average final earnings, as defined within the plan, and length of employee service; benefits under the union plan are based on average career earnings and length of employee service.

          During 1991, the Company offered an Early Retirement Incentive Plan (ERIP) to qualifying employees. Approximately 200 employees accepted the offer. The actuarial present value of the ERIP was $12.2 million, of which $3.1 million and $6.7 million were included in pension expense for 1992 and 1991, respectively. The remaining $2.4 million cost was recorded as a deferred charge and is being amortized to expense in 1994 and 1995 in accordance with accounting and ratemaking orders from the MPUC.

          A summary of the components of net periodic pension cost for the non-union and union defined-benefit plans in 1993, 1992, and 1991 follows:

                             1993               1992                1991
        (Dollars in      Non-              Non-                Non-
        Thousands)      Union    Union    Union     Union     Union     Union
        Service cost
        - benefits
        earned during
        the period     $2,092   $1,436    $2,344    $1,271    $2,240   $1,252
        Interest cost
        on projected
        benefit
        obligation      5,355    3,691     5,709     3,705     5,026    3,207
        Return on
        plan assets    (9,669)  (6,051)   (5,085)   (3,198)  (14,927)  (9,525)
        Net
        amortization
        and deferral    4,419    2,457       351      (104)   10,641    6,484
        Early
        Retirement
        Incentive
        Program           -        -       1,240     1,821     2,727    4,006

        Net periodic
        pension cost   $2,197   $1,533    $4,559   $ 3,495  $  5,707  $ 5,424

          Assumptions used in accounting for the non-union and union defined-benefit plans in 1993, 1992, and 1991 are as follows:



                                              1993      1992      1991
              Weighted average discount
              rates                          7.5%      8.0%      8.5%
              Rate of increase in future
              compensation levels            5.0%      5.5%      7.0%
              Expected long-term return
              on assets                      8.5%      8.5%      8.5%

          The following table sets forth the actuarial present value of pension-benefit obligations, the funded status of the plans, and the liabilities recognized on the Company's balance sheet at December 31, 1993, and 1992:

                                             1993                 1992
            (Dollars in Thousands)      Non-      Union     Non-       Union
                                       Union                Union
            Actuarial present value
            of benefit obligations:
            Vested benefit
            obligation                $54,837   $41,521    $50,771   $38,194
            Accumulated benefit
            obligation                $58,777   $44,674    $53,783   $40,503
            Projected benefit
            obligation                $73,674   $50,845    $68,037   $46,293

            Plan assets at
            estimated market value
            (primarily stocks,
            bonds, and guaranteed
            annuity contracts)         80,787    50,007     71,713    45,248
            Funded status-projected
            benefit obligation in
            excess of or (less
            than) plan assets          (7,113)      838     (3,676)    1,045
            Early Retirement
            Incentive Program
            deferral                     (992)   (1,457)      (992)   (1,457)
            Unrecognized prior
            service cost               (1,724)   (1,089)    (1,619)   (1,169)
            Unrecognized net gain      15,516     5,529     13,776     5,771
            Unrecognized (net
            obligation) net asset        (250)    2,980       (279)    3,304
            Net Pension Liability
            Recognized in the
            Balance Sheet             $ 5,437   $ 6,801    $ 7,210   $ 7,494

          Other Post-Employment Benefits: In addition to pension benefits, the Company provides certain health-care and life-insurance benefits for substantially all of its retired employees.

          In December 1990, FASB issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), which the Company adopted effective January 1, 1993. The new standards require the accrual of the expected cost of such benefits during the employees' years of service. The effect of the change can be reflected in annual expenses over the active service life of employees or a period of 20 years, rather than in the year of adoption.

          The MPUC approved a rulemaking on SFAS No. 106, effective
          July 20, 1993, for all jurisdictional utilities. The rule adopts the accrual method of accounting and authorizes the establishment of a regulatory asset for the deferral of such costs until they are "phased-in" for ratemaking purposes. The MPUC prescribes the maximum amortization period of the average remaining service life of active employees or 20 years, whichever is longer, for the transition obligation. Segregation in an external fund will be required for amounts collected in rates. A formal funding plan will be adopted concurrent with the initial recovery in rates. Until then, no return on assets will be reflected in postretirement benefit cost.

          As a result of the MPUC order, the Company continued to record the cost of these benefits by charging expense in the period paid ($6.5 million in 1993, $5.0 million in 1992, and $3.8 million in 1991), with the excess over that amount in 1993 of $ 9.9 million deferred for future recovery. During 1993, the Company contributed $0.9 million to a Voluntary Employee Benefit Association (VEBA) trust based on an actuarial computation of claims incurred but not paid, as of December 31, 1993.

          A summary of the components of net periodic postretirement benefit cost for the plan in 1993 follows:

              (Dollars in Thousands)                             1993
              Service cost                                    $ 1,429
              Interest on accumulated post-retirement
              benefit obligation                                8,352
              Actual return on plan assets                        -
              Amortization of transition obligation             5,306
              Postretirement benefits expense                  15,087
              Deferred postretirement benefits expense          8,612

              Postretirement benefit expense recognized in
              the income statement                            $ 6,475

          The health-care cost trend rates assume trends ranging from 10.2 percent to 16.1 percent for 1993, reducing to 4.5 percent overall, over a period of eight years. The effect of a one-percentage-point increase in the assumed health-care cost trend rate for each future year would increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by $1.1 million and the accumulated postretirement benefit obligation by $10.0 million. Additional assumptions used in accounting for the postretirement benefit plan in 1993 are as follows:

                                                                  1993
            Weighted average discount rate                        7.5%

            Rate of increase in future compensation levels        5.5%

          The following table sets forth the accumulated postretirement benefit obligation, the funded status of the plan, and the liability recognized on the Company's balance sheet at December 31, 1993:

     (Dollars in Thousands)                                              1993
     Accumulated post-retirement benefit obligation:
     Retirees                                                         $ 73,809
     Fully eligible active plan participants                             5,559
     Other active plan participants                                     22,880
     Total accumulated postretirement benefit obligation               102,248
     Plan assets, at fair value                                            854

     Accumulated postretirement benefits obligation in excess of
     plan assets                                                       101,394
     Unrecognized net loss                                              (4,013)
     Unrecognized transition obligation                                (87,515)
     Accrued postretirement benefit cost recognized in the balance
     sheet                                                            $  9,866

          The Company is exploring alternatives for mitigating the cost of postretirement benefits and for funding its obligations. These alternatives include mechanisms to fund the obligation prior to actual payment of benefits, plan-design changes to limit future expense increases, and additional cost-control and cost-sharing programs.

          Note 6 - Capacity Arrangements

          Power Agreements: The Company, through certain equity interests, owns a portion of the generating capacity and energy production of four nuclear generating facilities (the Yankee companies) and is obligated to pay its proportionate share of the generating costs, which include depreciation, operation-and-maintenance expenses, a return on invested capital, and the estimated cost of decommissioning the nuclear plants at the end of their estimated service lives.

          Pertinent data related to these power agreements as of December 31, 1993, are as follows:

                                      Maine      Vermont    Connecticut    Yankee
                                      Yankee      Yankee       Yankee     Atomic*
     Ownership share                    38%          4%            6%       9.5%
     Contract expiration date          2008        2012          1998       2000
     Capacity (MW)                      880         519           583         -
     Company's share of:

     Capacity (MW)                      330          21            35         -
     Estimated annual costs (1993
     costs in thousands)            $67,368      $6,469       $13,378     $5,722
     Long-term obligations and
     redeemable preferred stock
     (thousands)                    $93,444      $6,413       $12,074     $1,710
     *See below for discussion on Yankee Atomic.

          Under the terms of its agreements, the Company pays its ownership share (or entitlement share) of estimated decommissioning expense to each of the Yankee companies and records such payments as a cost of purchased power. Effective August 16, 1988, Maine Yankee began collecting $9.1 million annually for decommissioning based on a FERC-approved funding level of $167 million. In January 1994, Maine Yankee filed a Notice of Tariff Change with the FERC to increase its annual collection to $14.9 million and to reduce its return on common equity to 10.65 percent, for a total increase in rates of approximately $3.4 million. The increase in decommissioning collection is based on the estimated cost of decommissioning the Maine Yankee Plant, assuming dismantlement and removal, of $317 million (in 1993 dollars) based on a 1993 external engineering study. The estimated cost of decommissioning nuclear plants is subject to change due to the evolving technology of decommissioning and the possibility of new legal requirements. Accumulated decommissioning funds were $93.8 million as of December 31, 1993.

          Condensed financial information of Maine Yankee Atomic Power Company is as follows:

     (Dollars in Thousands)                   1993          1992         1991
     Earnings:
     Operating revenues                    $193,102     $187,259      $166,471
     Operating income                        16,580       17,064        20,059
     Net income                               8,980        9,173         8,863
     Earnings applicable to common stock      7,376        8,394         8,369
     Company's Equity Share of Net
     Earnings                              $  2,803     $  3,190      $  3,180

     Investment:
     Net electric property and nuclear
     fuel                                  $261,674     $273,195      $288,428
     Current assets                          36,018       44,149        38,342
     Deferred charges and other assets      237,125      203,849       160,111
     Total Assets                           534,817      521,193       486,881
     Less:

     Redeemable preferred stock              19,800       20,400         6,000
     Long-term obligations                  218,839      210,754       221,405
     Current liabilities                     27,887       40,027        46,598
     Reserves and deferred credits          201,222      183,095       145,929
     Net Assets                            $ 67,069     $ 66,917      $ 66,949
     Company's Equity in Net Assets        $ 25,486     $ 25,428      $ 25,441

          On February 26, 1992, the Board of Directors of Yankee Atomic Electric Company (Yankee Atomic) decided to permanently discontinue power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility.

          The Company relied on Yankee Atomic for less than 1 percent of the Company's system capacity. Its 9.5-percent equity investment in Yankee Atomic is approximately $2.3 million. Presently, purchased-power costs billed to the Company, which include the estimated cost of the ultimate decommissioning of the unit, are collected by the Company from its customers through the Company's base-rate structure.

          On March 18, 1993, the FERC approved a settlement agreement regarding the decommissioning plan, recovery of plant investment, and all issues with respect to prudence of the decision to discontinue operation. The Company has estimated its remaining share of the cost of Yankee Atomic's continued compliance with regulatory requirements, recovery of its plant investments, decommissioning and closing the plant, to be approximately $32.8 million. This estimate, which is subject to ongoing review and revision, has been recorded by the Company as a regulatory asset and a liability on the accompanying balance sheet. As part of the MPUC's decision in the Company's recent base-rate case, the Company's share of costs related to the deactivation of Yankee Atomic are being recovered through rates based on the most recent projections of costs. Costs incurred to date total $11.0 million.

          The Company has approximately a 60-percent ownership interest in the jointly owned, Company-operated, 619-megawatt oil-fired W. F. Wyman Unit No. 4. The Company also has a 2.5-percent ownership interest in the Millstone 3 nuclear plant operated by Northeast Utilities, and receives power from its approximately 29-megawatt share of that unit's capacity. The Company's share of the operating costs of these units is included in the appropriate expense categories in the Consolidated Statement of Earnings.
          The Company's plant in service, nuclear fuel, and related accumulated depreciation and amortization attributable to these units as of December 31, 1993, and 1992 were as follows:

                                           Wyman 4               Millstone 3

     (Dollars in Thousands)           1993        1992         1993        1992

     Plant in service and nuclear
     fuel                           $115,598    $115,697     $107,713   $106,229

     Accumulated depreciation and
     amortization                     53,397      49,846       28,744     24,165

          Power-Pool Agreements: The New England Power Pool, of which the Company is a member, has contracted in its Hydro-Quebec Projects to purchase power from Hydro-Quebec. The contracts entitle the Company to 85.9 megawatts of capacity credit in the winter and
          127.25 megawatts of capacity credit during the summer. The Company has entered into facilities-support agreements for its share of the related transmission facilities. The Company's share of the support responsibility and of associated benefits is approximately 7 percent.

          The Company is making facilities-support payments on approximately $33.2 million, its share of the construction cost for these transmission facilities incurred through December 31, 1993. These obligations are reflected on the Company's balance sheet as lease obligations with a corresponding charge to electric property.

          Non-Utility Generators: The Company has entered into a number of long-term, non-cancelable contracts for the purchase of capacity and energy from non-utility generators. The agreements generally have terms of five to 30 years and require the Company to purchase the energy at specified prices per kilowatt-hour. As of December 31, 1993, facilities having 596 megawatts of capacity covered by these contracts were in service; another 15 megawatts are expected to be added by the end of 1994. The costs of purchases under all of these contracts amounted to $360.7 million in 1993, $341.5 million in 1992, and $332.4 million in 1991.
          Such costs are recoverable through the Company's fuel clause, after review and approval by the MPUC.

          In connection with the Company's 1992 Fuel Cost Adjustment proceeding, the MPUC announced it would review the prudence of administration and management of these contracts, as well as the terms and conditions of recent contracts. Refer to Note 3, "Regulatory Matters - Other MPUC Proceedings," for further discussion on this issue.

          To control the price pressure related to purchases from non-utility generators, the Company negotiated long term contract buy-outs or restructuring with three non-utility generators in 1992, four in 1993, 11 in early 1994, and continues to renegotiate other contracts. The Company incurred buy-out costs of approximately $11.4 million in 1993 and $19 million in 1992. The 1994 renegotiation of prices and contract terms did not require cash payments. Total buy-outs, restructuring, and terminations made to date are expected to save the Company's customers more than $170 million in fuel costs during the next five years.

          Note 7 - Capitalization and Interim Financing

          Retained Earnings: Under terms of the most restrictive test in the Company's General and Refunding Mortgage Indenture and the Company's Articles of Incorporation, no dividend may be paid on the common stock of the Company if such dividend would reduce retained earnings below $29.6 million. At December 31, 1993, the Company's retained earnings were $117.1 million, of which $87.5 million were not so restricted.

          Mortgage Bonds: Substantially all of the Company's electric-utility property and franchises are subject to the lien of the General and Refunding Mortgage.

          The Company's outstanding Mortgage Bonds may be redeemed at established prices plus accrued interest to the date of redemption, subject to certain refunding limitations. Bonds may also be redeemed under certain conditions at their principal amount plus accrued interest by means of cash deposited with the trustee under certain provisions of the mortgage indenture.

          Mortgage Bonds outstanding as of December 31, 1993, and 1992 were as follows:

    (Dollars in Thousands)
                                              Interest
    Series          Redeemed/Maturity           Rate        1993         1992
    Central Maine Power Company

    General and Refunding Mortgage Bonds:
       I    1993-April 1 and June 21            9 1/4%   $   -        $100,000
       M    1993-August 20 and September 27    9.18          -          50,000

       S    1998-August 15                     6.03        60,000         -
       T    1998-November 1                    6.25        75,000         -
       O    1999-January 1                       7 3/8     50,000       50,000
       P    2000-January 15                    7.66        75,000       75,000

       N    2001-September 15                  8.50        22,500       50,000
       Q    2008-March 1                       7.05        75,000         -



       R    2023-June 1                          7 7/8     50,000         -

    Total Mortgage Bonds                                 $407,500     $325,000

          Limitations on Unsecured Indebtedness: The Company's Articles of Incorporation limit certain unsecured indebtedness that may be outstanding to 20 percent of capitalization, as defined; 20 percent of defined capitalization amounted to $230 million as of December 31, 1993. Unsecured indebtedness, as defined, amounted to $56 million as of December 31, 1993.

          In May 1989, holders of the Company's preferred stock consented to the issuance of unsecured Medium-Term Notes in an aggregate principal amount of $150 million outstanding at any one time; the notes are therefore not subject to such limitations.

          Medium-Term Notes: Under the terms of the Company's Medium-Term Note program, the Company may offer from time to time Medium-Term Notes, up to an aggregate principal amount of $150 million. Maturities can range from nine months to 30 years; interest rates pertaining to such notes are established at the time of issuance. Interest on fixed-rate notes is payable on March 1 and September 1, while interest on floating-rate notes is payable on the dates indicated thereupon.

          Medium-Term Notes outstanding as of December 31, 1993, and 1992 were as follows:

      (Dollars in Thousands)
      Maturity                  Interest Rate         1993             1992
      Series A:
      1992-1995                    5.75%-9.58%       $ 13,000        $ 39,500

      1996-2000                     9.35%-9.65         15,000          15,000
      Total Series A                                   28,000          54,500
      Series B:

      1992-1995                    3.625-6.50*         85,000          55,000
      1996-2000                     4.92%-6.50         33,000          15,000
      Total Series B                                  118,000          70,000

      Total Medium-Term Notes                        $146,000        $124,500
      *Includes $10 million of variable rate notes in 1993, with an average interest rate of 3.625%.

          Pollution-Control Facility and Other Notes: Pollution-control facility and other notes outstanding as of December 31, 1993, and 1992 were as follows:

     (Dollars in Thousands)
                                 Interest
      Series                       Rate         Maturity         1993      1992
     Central Maine Power Company:

      Promissory Note                  9%   June 15, 1993      $  -      $     8
      Yarmouth Installment
      Notes                        6 3/4%   June 1, 2002        10,250    10,250
      Yarmouth Installment
      Notes                        6 3/4%   December 1, 2003     1,000     1,000


      Industrial Development
      Authority of the State       7 3/8%   May 1, 2014         11,000    11,000
      of New Hampshire Notes       7 3/8%   May 1, 2014          8,500     8,500

     Maine Electric Power
     Company, Inc.:
      Promissory Notes           Variable
                                     *      July 1, 1996         3,450     4,310
     Total Pollution-Control Facility and Other Notes          $34,200   $35,068

          *The average rate was 4.4% in 1993 and 5.0% in 1992.

          The bonds issued by the Industrial Development Authority of the State of New Hampshire are supported by loan agreements between the Company and the Authority. The bonds are subject to redemption at the option of the Company at their principal amount plus accrued interest and premium, beginning in 2001.

          Lease Obligations: The Company leases a portion of its buildings and equipment under lease arrangements, and accounts for certain transmission agreements as capital leases using periods expiring between 1996 and 2021. The net book value of property under capital leases was $40.0 million and $42.6 million at December 31, 1993, and 1992, respectively. Assets acquired under capital leases are recorded as electric property at the lower of fair-market value or the present value of future lease payments, in accordance with practices allowed by the MPUC, and are amortized over their contract terms. The related obligation is classified as other long-term debt. Under the terms of the lease agreements, executory costs are excluded from the minimum lease payments.

          Estimated future minimum lease payments for the five years ending December 31, 1998, together with the present value of the minimum lease payments are as follows:

      (Dollars in Thousands)                                          Amount
      1994                                                           $  7,030

      1995                                                              6,865
      1996                                                              5,719
      1997                                                              5,505

      1998                                                              5,340
      Thereafter                                                       70,815
      Total minimum lease payments                                    101,274

      Less: amounts representing interest                              58,534
      Present Value of Net Minimum Lease Payments                    $ 42,740

          Consolidated sinking-fund requirements for long-term obligations, including capital lease payments and maturing debt issues, for the five years ending December 31, 1998, are as follows:

                                     Sinking        Maturing
          (Dollars in Thousands)      Fund           Debt           Total
          1994                     $   3,421      $  43,000     $  46,421

          1995                         3,503         55,000        58,503


          1996                         3,450         10,000        13,450

          1997                         1,678         15,000        16,678
          1998                         1,685        143,000       144,685

          Disclosure of Fair Value of Financial Instruments: The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practicable are discussed below. The carrying amounts of cash and temporary investments approximate fair value because of the short maturity of these investments. The fair value of redeemable preferred stock and pollution-control facility and other notes is based on quoted market prices as of December 31, 1993. The fair value of long-term obligations is based on quoted market prices for the same or similar issues, or on the current rates offered to the Company based on the weighted average life of each class of instruments.

          The estimated fair values of the Company's financial instruments as of December 31, 1993 are as follows:

     (Dollars in Thousands)                               Carrying        Fair
                                                           Amount        Value
     Cash and temporary investments                     $  1,956      $  1,956
     Redeemable preferred stock                           80,000        79,450

     Mortgage bonds                                      407,500       407,772
     Medium-term notes                                   146,000       148,132
     Pollution-control facility and other notes           34,200        37,253

          Anticipated regulatory treatment of the excess of fair value over carrying value of the Company's financial instruments, if in fact settled at amounts approximating those above, would dictate that the excess be used to reduce the Company's rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on the Company's financial position or results of operations.

          Preferred Stock: Preferred-stock balances outstanding as of December 31, 1993, 1992, and 1991 were as follows:

                                       Current
                                       Shares
     (Dollars in Thousands, except      Out-
     per-share amounts)               standing      1993        1992       1991
     Preferred Stock - Not Subject
     to Mandatory Redemption:

     $25 par value - authorized
     2,000,000 shares; outstanding:       None     $  -      $   -       $  -
     $100 par value noncallable -
     Authorized 5,713 shares;
     outstanding: 6% voting              5,713         571        571        571
     $100 par value callable -
     authorized 2,300,000* shares;
     outstanding:

      3.50% series (redeemable at
      $101)                            220,000      22,000     22,000     22,000

                                         -43-

      4.60% series (redeemable at
      $101)                             30,000       3,000      3,000      3,000

      4.75% series (redeemable at
      $101)                             50,000       5,000      5,000      5,000
      5.25% series (redeemable at
      $102)                             50,000       5,000      5,000      5,000
      7 7/8% series (optional
      redemption after 9/1/97, at
      $100)                            300,000      30,000     30,000       -

      Flexible Money Market
      Preferred Stock, Series A -
      (redeemable at $100)**              None        -        45,000       -
     Preferred Stock - Not Subject
     to Mandatory Redemption                       $65,571   $110,571    $35,571
     Redeemable Preferred Stock -
     Subject to Mandatory
     Redemption:

     $100 par value callable -
     authorized 2,300,000* shares;
     outstanding:
      8.40% series (71,250 shares in
      1992 and 98,750 shares in
      1991)                               None     $  -      $  7,125    $ 9,875
      Flexible Money Market
      Preferred Stock, Series A -
      7.999% (redeemable at $100)      450,000      45,000       -          -

      8 7/8% series (redeemable at
      $105.917) (350,000 shares in
      1992 and in 1991)                350,000      35,000     35,000     35,000
     Redeemable Preferred Stock -
     Subject to Mandatory Redemption               $80,000   $ 42,125    $44,875

          *Total authorized $100 par value callable is 2,300,000 shares.
          Shares outstanding are classified as Not Subject to Mandatory
          Redemption and Subject to Mandatory Redemption.
          **The average rate was 3.35% through November 16, 1993 and 3.45% in 1992.

          Sinking-fund provisions for the 8 7/8% Series Preferred Stock require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 70,000 shares annually beginning in July 1996. The Company also has the non-cumulative right to redeem up to an equal amount of the respective number of shares annually beginning in 1996, at par plus an amount equal to dividends accrued to the redemption date. The sinking-fund requirement for the five-year period ending December 31, 1998, is $7,000,000 annually beginning in 1996.

          On August 27, 1992, the Company issued through a public offering 450,000 shares of Flexible Money Market Preferred Stock, Series A, $100 par value. The annualized dividend rate based on the initial 55-day dividend period rate was 3.25 percent. At the option of the Company, the term of each dividend period subsequent to the initial period was 49 days or longer, subject to certain adjustments. Subsequent dividend rates were set by auction at the end of each dividend period. On November 16,

          1993, the Board of Directors voted to fix the dividend at 7.999 percent.

          Sinking fund provisions for the Flexible Money Market Preferred Stock, Series A, 7.999% require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 90,000 shares annually beginning in October, 1999. The Company also has the non-cumulative right to redeem up to an equal number of shares annually beginning in 1999, at par plus an amount equal to dividends accrued to the redemption date.

          Interim Financing: The Company uses funds obtained from short-term borrowing, primarily through issuance of commercial paper backed by lines of credit with commercial banks, and its revolving-credit agreement to provide initial financing for construction and other corporate purposes. As of December 31, 1993, the Company had existing lines of credit totalling $73 million and had an additional $50-million, unsecured revolving-credit agreement with a group of banks described below. Annual fees on the unused portion of the lines of credit are 3/16 of 1 percent. These lines of credit are subject to periodic review and renewal during the year by the banks. Under the terms of these agreements, the Company had outstanding at December 31, 1993, $15.5 million of commercial paper and $10 million of short-term bank notes.

          As of December 31, 1993, MEPCO had lines of credit totalling $2.5 million with commercial banks to provide for its working-capital needs. These lines of credit are subject to annual review and renewal. Annual fees for the lines of credit range from 3/16 to 1/4 of 1 percent. At December 31, 1993, there was no short-term borrowing outstanding under the MEPCO credit lines.

          Credit Agreement: In November 1986, the Company entered into an unsecured revolving-credit agreement with several banks providing for loans of up to $40 million. In early 1992, the credit agreement was amended to increase the aggregate principal amount of notes that may be outstanding to $50 million. The agreement is for a three-year period, but may be extended for successive one-year periods with bank approval. With extensions, the agreement is presently scheduled to expire on October 15, 1996. In addition, long-term floating-rate loans outstanding at the termination of the revolving credit phase may be payable two years thereafter, under certain conditions. The Company may borrow at rates, as defined within the credit agreement, based on a Certificate of Deposit loan rate, a Eurodollar loan rate, or the agent bank's reference rate. A commitment fee of 3/16 of 1 percent per annum is paid on the unused portion of the line.

          Note 8 - Quarterly Financial Data (Unaudited)

          Unaudited, consolidated quarterly financial data pertaining to the results of operations, which reflect the seasonality of electric sales and higher rates and lower contribution to earnings per kilowatt-hour during peak-consumption periods, are shown below.

     (Dollars in Thousands, Except
     Per-Share Amounts)                             Quarter Ended


                                     March    June 30    September    December 31
                                       31                    30

     1993
     Electric operating revenues   $236,021  $198,953      $227,383     $231,220
     Operating income                33,298    24,227        21,623       26,382

     Net income                      21,573    13,702        13,561       12,466
     Earnings per common share (1)      .62       .37           .36          .31
     1992

     Electric operating revenues   $246,624  $203,822      $207,170     $220,079
     Operating income                34,801    28,678        27,423       23,306
     Net income                      21,521    15,105        15,203       11,754

     Earnings per common share (1)      .67       .45           .44          .30
     1991
     Electric operating revenues   $229,213  $202,956      $203,126     $231,244

     Operating income                30,506    29,569        26,929       27,259
     Net income                      16,187    15,535        13,583       13,829
     Earnings per common share (1)      .51       .48           .41          .42

          (1) Earnings per share are computed using the weighted average number of common shares outstanding during the applicable quarter.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

          TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF CENTRAL MAINE POWER COMPANY

          We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization and interim financing of Central Maine Power Company (a Maine corporation) and subsidiary as of December 31, 1993, and 1992, and the related consolidated statements of earnings, changes in common stock investment and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Maine Power Company and subsidiary as of December 31, 1993, and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

          As discussed in Notes 2 and 5 to the consolidated financial statements, effective January 1, 1993, the Company changed its methods of accounting for income taxes and other postretirement benefits.

          ARTHUR ANDERSEN & CO.

          Boston, Massachusetts
          February 4, 1994




             MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

          The management of Central Maine Power Company and its subsidiary is responsible for the consolidated financial statements and the related financial information appearing in this annual report. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on informed estimates and judgments of management. The financial information included elsewhere in this report is consistent, where applicable, with the financial statements.

          The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed in accordance with management's authorization, and the financial records are reliable for preparing the financial statements. While no system of internal accounting controls can prevent the occurrence of errors or irregularities with absolute assurance, management's objective is to maintain a system of internal accounting controls that meets it goals in a cost-effective manner.

          The Company has policies and procedures in place to support and document the internal accounting controls that are revised on a continuing basis. A staff of internal auditors conducts comprehensive reviews, provides ongoing assessments of the effectiveness of selective internal controls, and reports their findings and recommendations for improvement to management.

          The Board of Directors has established an Audit Committee, composed entirely of outside directors, which oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee meets periodically with management, internal auditors, and the independent public accountants to review accounting, auditing, internal accounting controls, and financial reporting matters. The internal auditors and the independent public accountants have full and free access to meet with the Audit Committee, with or without management present, to discuss auditing or financial reporting matters.

          Arthur Andersen & Co., independent public accountants, has been retained to audit the Company's consolidated financial statements. The accompanying report of independent public accountants is based on their audit, conducted in accordance with generally accepted auditing standards, including a review of selected internal accounting controls and tests of accounting procedures and records.


          David T. Flanagan, President and Chief Executive Officer

          David E. Marsh, Vice President, Corporate Services, and Chief Financial Officer

                          CHANGES IN AND DISAGREEMENTS WITH
                  ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          Change in Independent Accountant

          On January 19, 1994, on recommendation of the Company's Audit Committee, which had requested proposals from major accounting firms consistent with its policy of periodically reviewing accounting services, the Board of Directors of the Company engaged Coopers & Lybrand as the Company's principal accountant to audit the Company's 1994 financial statements.

          During 1991, the Company was considering a change in the accounting treatment of deferred investment tax credits. After discussions with the predecessor auditors, Arthur Andersen & Co., who disagreed with the proposed accounting, and with the Office of the Chief Accountant of the Securities and Exchange
          Commission, the Company rejected the proposed change.

          Arthur Andersen & Co., has agreed in writing with the information in this section.

          The 1991 disagreement cited above was discussed with the Audit Committee of the Company by Arthur Andersen & Co. The Company has authorized Arthur Andersen & Co. to respond fully to any inquiries by Coopers & Lybrand concerning the disagreement.

          During the period of the disagreement neither the Company nor anyone acting on its behalf consulted Coopers & Lybrand regarding any matter.

