Form 10-K, Exhibit 13
CENTRAL MAINE POWER CO
filed 1995-03-30
CIK 18675

Exhibit 13-1
                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 Overview

          The Alternative Rate Plan

          Offers "a high degree of stability and predictability in electric rates"

          "Moves toward leveling the playing field between CMP and its competitors in the retail energy market"

          "Offers a more direct link between performance and profits"
           - MPUC Order
          January 10, 1995

          1994 was a very difficult year for earnings and dividends, as indicated by the $33.8-million loss incurred, which amounts to a loss of $1.04 per share, and the 42-percent reduction in the quarterly dividend. While there is no satisfaction in reporting a net loss itself, the Company believes its actions and the regulatory decisions taken during the year are crucial steps toward improving the Company s ability to compete and toward providing it with an opportunity to improve its financial health.

          The Company s Board of Directors decided in late 1993 to reduce the level of quarterly common stock dividends from 39 cents to
          22.5 cents based on the Company s overall financial position and outlook, including the negative impacts associated with the MPUC s December 1993 rate-case order and the expected near-term revenue impact of weak sales.

          The loss for 1994 reflects the impact of a significant decision by the Maine Public Utilities Commission (MPUC), which approved in December 1994 a five-year Alternative Rate Plan (ARP), effective January 1, 1995.

          The Company agreed in the ARP negotiations to record charges of approximately $100 million ($60 million, net of tax) against earnings in 1994. These charges, along with the other provisions of the ARP, will lessen the impact of future price increases for MPUC-mandated and fuel-related costs, and better position the Company to improve its rate of return.

          The ARP entails a fundamental change in the way the Company is regulated. Under the ARP, the MPUC will continue to regulate the Company s operations and prices, provide for continued recovery of deferred costs, and specify a range for its rate of return.
          The MPUC confirmed in its order that the ARP is intended to comply with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). It has several benefits over traditional regulation. These include making price change more predictable for customers, creating increased incentive for efficiency, reducing resources required for regulation, and giving the Company the opportunity to be more competitive by offering flexible prices.

          The ARP replaces traditional regulation with its extensive litigation and separate proceedings for recovering costs of generating fuel and purchased power. Instead of price changes based on the level of costs incurred and capital investments, the ARP provides for a once-a-year adjustment of a cap on prices for each rate. The adjustment is keyed to the prior year s inflation rate, with offsets for productivity and modifications for purchased-power savings and other factors. For example, using an assumption of a 3-percent annual inflation rate into the late 1990s, the ARP would produce an average increase in the price caps of approximately 1.3 percent per year over the same period. The mechanism is expected to create price increases well below the rate of inflation for the rest of the century, in keeping with the Company s previously announced pricing-stability objective.

          The ARP provides the Company with pricing flexibility to respond quickly by setting prices, for customer classes or end uses of electricity, comparable to the competitive options available to these customers from alternative fuel sources, self-generation and other electric suppliers. The ability to compete on the price of electricity is a major step in meeting the Company s 1995 goal of offering flexible, competitive, and understandable products and services that meet or exceed customers needs and expectations of value.

          Consistent with this goal and in response to growing competitive pressures, as of mid-February 1995, the Company used the pricing flexibility provisions of the ARP and signed 5-year service contracts that ensure continued purchases of electricity by 18 of its largest customers. Those contracts incorporate a previously approved, non-cumulative tariff reduction of 15 percent for the three years 1995 through 1997, 16 percent for 1998, and 18 percent for 1999, and exempt signers from any price increases that would otherwise be possible under the ARP. Annual gross revenues would be approximately $27 million lower than if these customers continued to pay full retail rates without reducing their purchases from the Company.

          However, there are important related savings. Electricity price changes affect the cost of non-utility generator (NUG) power. The reduction in rates to the large customers discussed above also reduces purchased-power costs by approximately $20 million, as a result of reductions in the cost of purchased-power under several NUG contracts where those costs are tied to the price of electricity.

          Because annual price changes under the ARP are now based on an external inflation measure adjusted for productivity gains, controlling costs at below the level of inflation is essential to improving the Company s profitability. Operations under the ARP shift the risk of fuel and purchased-power cost increases that were previously permitted reconcilable treatment away from the Company s customers to the Company, while at the same time providing the opportunity for the Company s shareholders to share in gains achieved through stringent cost control.
          As a result of the Company s support of legislation to reduce the cost of required power purchases from NUGs, on April 15, 1994, the Governor of Maine signed into law a bill allowing the Finance Authority of Maine (FAME) to borrow up to $100 million to lend to electric utilities for financing buy-outs or other changes in NUG contracts that would save money for customers. In October 1994, FAME issued $79 million of bonds partially financing $66 million of the Company s buy-out of a NUG contract for a 32-megawatt wood-fired generating plant in Fort Fairfield, Maine. The anticipated savings are approximately $47.9 million based on the future payments that would have been required over the remaining eight-year life of the contract. The Company made significant progress toward its goal with regard to reducing its costs of NUG power through 26 contract terminations, restructurings, or renegotiations during 1994 that are expected to result in $172 million of net savings over the next five years.

          The Company s credit ratings came under significant pressure during 1993 and early 1994, when its senior secured debt was downgraded by all three agencies that rate the Company s securities.

          In February, the actions taken during 1994 with respect to cost control, NUG cost reductions, the regulatory reform including the ARP, and the competitive pricing agreements with large customers, were recognized by Moody s Investors Service (Moody s), which upgraded the Company s ratings on its preferred stock and commercial paper. Moody s stated "The upgrades reflect [the Company s] improved earnings prospects due to the unprecedented regulatory reform for a domestic investor-owned utility, load retention, and ongoing reductions in the company s capital, and operating and maintenance budgets, particularly for the cost of mandated power purchased from nonutility generators (NUGs).

          Increased competitive forces had significant impact on the Company in 1994 and are expected to continue to challenge the Company and the electric industry in the years to come.

          Competitively priced fuel sources and suppliers, the threat of municipalization, investigation into retail wheeling and the overall restructuring of the industry are important issues in Maine and throughout the nation, the outcome of which will contribute significantly toward shaping the future prospects for investor-owned electric utilities like the Company. These issues required significant management focus during 1994 and will continue to do so in the future.

          In order to meet its financial objectives for 1995 and beyond, the Company must:

          1. Place customers first;
          2. Control costs;
          3. Reduce the cost of non-utility purchased power;
          4. Avoid relying on price increases to restore financial health;
          5. Continue to price its products and services to meet competition; and
          6. Expand its sales and lines of business.

          Restoring earnings to competitive levels and improving overall
          financial health will continue to be a challenge.   Near term,
          the challenge associated with the current plant outage at Maine Yankee could present significant risks for the Company's financial results for 1995 and beyond. However, the Company s position has been enhanced through cost reduction and control, a change in the form of regulation and successfully competing for customers and sales. Future results will depend significantly on meeting the continued challenges and changes facing the Company and the electric industry.
          Management's Discussion & Analysis

          Earnings and Dividends: For 1994, the Company generated a net loss of $23.3 million compared to net income of $61.3 million in 1993, and net income of $63.6 million in 1992. The loss applicable to common stock was $33.8 million or $1.04 per share in 1994, while earnings applicable to common stock were $52.5 million or $1.65 per share in 1993 and $56.8 million or $1.85 per share in 1992. The loss reflects the write-off of approximately $100 million ($60 million after taxes) of deferred balances in accordance with the MPUC order in the Alternative Rate Plan (ARP) proceeding discussed fully below under the caption "Alternative Rate Plan" and in Note 3 to Consolidated Financial Statements,
          "Regulatory Matters   Alternative Rate Plan." This write-off had
          the effect of reducing earnings per share by $1.85. Absent the write-off, earnings for 1994 would have been $0.81 per share.

          Total dividends declared in 1994 were $0.90 per common share, $1.395 per share for 1993, and $1.56 per share in 1992. In December 1993, the quarterly dividend payment per share of common stock was reduced from $0.39 to $0.225. This reduction reflected the then-current earnings levels and the near-term financial outlook. Future dividend levels depend on earnings quality and growth, and on other considerations such as changes in capital costs.

          Revenues and Sales: Electric operating revenues increased by $11.3 million or 1.3 percent to $904.9 million in 1994 and by $15.9 million or 1.8 percent to $893.6 million in 1993. The components of the change in electric operating revenues are as follows:

   (Dollars in millions)                                 1994     1993
   Revenues from kilowatt-hour sales:
   Service-area base revenues                           $24.3    $15.3
   Fuel cost recoveries                                  17.7     12.3
   Non-territorial base revenues                          2.3     (0.1)
   Revenues from kilowatt-hour sales                     44.3     27.5
   Other operating revenues:
   Electric Revenue Adjustment Mechanism (ERAM)         (23.6)   (14.6)
   Other, including Maine Electric Power Company, Inc.   (9.4)     3.0
   Total Change in Electric Operating Revenues          $11.3    $15.9

          Refer to "Other Regulatory Decisions" and "Incentive Regulation," below, for a discussion of new base and fuel rates, ERAM and their impact on revenues.

          The Company s service-area sales for the years 1994, 1993, and 1992 are shown in the following table:

   (Kilowatt-hours in millions)

                                      1994             1993           1992
                                           %               %              %
                                   KWH   change    KWH   change    KWH change
   Residential                    2,860   (0.9)%  2,884  (3.5)%  2,990   0.4%
   Commercial                     2,439    2.2    2,387   0.9    2,366   1.7
   Industrial                     3,720   (1.9)   3,791   3.2    3,672   0.6
   Wholesale and lighting           149   (3.5)     155   0.3      154   2.1
   Total Service-Area Sales       9,168   (0.5)%  9,217   0.4%   9,182   0.8%

          The primary factors for the service-area kilowatt-hour sales decrease in 1994 are the slowly growing economy, the loss of a major industrial customer in September 1994, rising electricity prices, energy management, and loss of sales due to conversions from electricity to alternative fuels for such purposes as space and water heating. The relatively minor growth in sales in 1993 and 1992 is a result of depressed economic conditions, competitive pressures, electricity-price increases and energy-management activities.

          Residential kilowatt-hour sales decreased in both 1994 and 1993, and increased in 1992. The increase in the average number of residential customers was 4,679 in 1994, 4,771 in 1993, and 5,657 in 1992. Average usage per residential customer declined by 1.9 percent in 1994, which continued a trend of lower annual usage that began in 1990.

          The 1994 increase in commercial sales reflects a 1.3-percent increase in the retail sector and a 3.3-percent increase in the service sector, which combined comprise approximately 60 percent of commercial sales. The 1993 increase in sales of 0.9 percent reflects a 4-percent increase in the retail sector and a 3.6-percent decrease in the service sector.

          Industrial sales levels are significantly affected by changes in power supplied to the Company s large pulp-and-paper industry customers, who account for approximately 65 percent of industrial sales and approximately 26 percent of total service-area sales. Sales to the pulp-and-paper sector decreased by 3.6 percent in 1994, increased by 3.2 percent in 1993, and increased by 0.1 percent in 1992. The 1994 decrease reflects lower sales levels primarily due to the late-1994 loss of a major customer that purchased approximately 100 million kilowatt-hours less in 1994 than in 1993. Refer to "Competition" below and Note 4 to Consolidated Financial Statements, "Commitments and Contingencies
            Competition," for additional information regarding the loss of this customer and the Company s actions taken to preserve its remaining large-industrial-customer base.

          In 1993, the increase in industrial sales results primarily from the increased levels of production by many of the Company s customers and purchases of excess energy under the then newly-approved tariffs at lower rates. Sales to all other industrial customers as a group increased 1.5 percent in 1994, by 3.3 percent in 1993, and by 1.5 percent in 1992.

          Sales to major industrial sectors are shown in the following table:

          (Kilowatt-hours in millions)              1994    1993    1992
          Paper and allied products                 2,428*  2,519*  2,441*
          Transportation equipment (shipbuilding)     199     208     212
          Chemicals and allied products               171     182     167
          Electrical and electronic machinery         143     136     151
          Textile mill products                       142     141     134
          Food products                                98      95      85
          Lumber and wood products                     96      88      85
          Leather and leather products                 83      81      77

          *Totals include sales made under simultaneous-purchase-and-sale contracts related to purchases required under the Public Utility Regulatory Policies Act of 1978 (PURPA).

          Alternative Rate Plan: In its December 14, 1993, base-rate order, the MPUC ordered that a follow-up proceeding to the Company s 1993 base-rate proceeding be held to implement, during 1994, a rate-stability plan (hereafter referred to as an "alternative rate plan" or "ARP"). The MPUC encouraged the Company and the parties electing to participate in the proceeding to work together to develop a five-year plan containing price-cap, profit-sharing, and pricing-flexibility components.

          On October 14, 1994, the Company filed with the MPUC for its approval a stipulation signed by most of the parties to the ARP proceeding, including the MPUC Staff and the Public Advocate. The stipulation noted its principal purpose was to offer the MPUC "a single comprehensive Alternative Rate Plan consistent with the objectives and guidance set forth by the [MPUC in its December 14, 1993, base-rate order]." The stipulation also noted the parties were supporting the five-year ARP for reasons that included " potential benefits such as a higher degree of price stability and predictability, reduced regulatory costs, stronger incentives for cost minimization, the shift of risks away from ratepayers, continuation of comprehensive rate regulation and a form of regulation that allows CMP needed flexibility to compete in a changing electric utility business environment."

          The MPUC approved the stipulation in December 1994 to take effect January 1, 1995. The ARP contains a price-cap mechanism that provides for the Company s retail rates to increase annually on July 1, commencing July 1, 1995, by a percentage combining (1) a price index, (2) a productivity offset, (3) a sharing mechanism, and (4) flow-through items and mandated costs. The price cap applies to all of the Company s retail rates, and includes fuel-and-purchased power costs that previously had been treated separately. As is stated in the MPUC s order approving the ARP, operation under the ARP continues to meet the criteria of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS No. 71). As a result, the Company will continue to apply the provisions of SFAS No. 71 to its accounting transactions and to its future financial statements.

          For a detailed discussion of each of the individual provisions of the ARP please refer to Note 3 to Consolidated Financial
          Statements, "Regulatory Matters   Alternative Rate Plan."

          The Company agreed in the ARP negotiations to record charges of approximately $100 million ($60 million, net of tax) against earnings in 1994. These charges, along with the other provisions of the ARP, will lessen the impact of future price increases for MPUC-mandated and fuel-related costs, and better position the Company to improve its rate of return.

          The Company believes the ARP provides the benefits of needed pricing flexibility through the ability to set prices between defined floor and ceiling levels in three service categories: (1) existing customer classes, (2) new customer classes for optional targeted services, and (3) special-rate contracts. The Company believes that the added flexibility will position it more favorably to meet the competition from other energy sources that has eroded segments of its customer base. Some price adjustments could be implemented upon 30-days notice by the Company, while certain others would be subject to expedited review by the MPUC.

          The ARP also contains provisions to protect the Company and ratepayers against unforeseen adverse results from its operation. These include review by the MPUC if the Company s actual return on equity falls outside a designated range two years in a row, a mid-period review of the ARP by the MPUC in 1997 (including possible modification or termination), and a "final" review by the MPUC in 1999 to determine whether or with what changes the ARP should continue in effect after 1999.

          While the ARP provides the Company with an expanded opportunity to be rewarded for efficiency, it also presents the risk of reduced rates of return if costs are not controlled, or if revenues from sales decline or are not adequate to fund costs and provide fair rates of return on invested capital.

          Other Regulatory Decisions: During 1994, the MPUC approved several stipulations that resolved a number of open matters related to the MPUC s investigation of the Company s non-utility generator (NUG) contracts. The series of orders state that the Company would be subject to no further prudence investigation, penalties or disallowances resulting from any actions prior to March 1, 1994, in any respect in connection with the two contracts that were the subject of the MPUC s October 28, 1993, imprudence finding and the Company s contract with Caithness King of Maine Limited Partnership and provide that the Company will not be subject to any further investigations, disallowances, or other financially adverse consequences with respect to its administration prior to March 22, 1994, of the Company s larger NUG contracts (over 10 megawatts) totaling approximately 398 megawatts, that were then being investigated by the MPUC. The Company believes that the MPUC s approval of these stipulations resolves another of the complex issues that have been posing risks to the Company since the MPUC s initiation of a general investigation of the Company s administration of NUG contracts.

          On July 18, 1994, the MPUC approved a stipulation entered into by the Company and other parties providing for an annual rate increase of $23.3 million. The increase is primarily for recoveries of fuel cost, except for $0.8 million for recovery of NUG contract buy-out or restructuring costs and $0.6 million in unrecovered 1991 energy-management incentives.

          Incentive Regulation: On May 7, 1991, the MPUC ordered a three-year trial of the ERAM, a fundamental change in the way the Company s revenues were treated, and set new incentives for effective utility-sponsored energy-management. The revenue accruals under the ERAM program continued through November 1993, and collection of accrued balances continued through 1994.

          As of December 31, 1994, the Company had collected approximately $47.0 million of the ERAM revenues. In accordance with the MPUC s order in the ARP proceeding, the $24.3 million balance of ERAM revenues that had yet to be collected from customers at December 31, 1994 was written off. Please refer to Note 3 to Consolidated
          Financial Statements, "Regulatory Matters   Incentive
          Regulation," for additional information on ERAM.

          Non-Utility Generators: On June 9, 1994, the Company announced that it had agreed to buy out a NUG contract for a 32-megawatt wood-fired generating plant in Fort Fairfield, Maine. The Company agreed to pay $76 million to buy out the contract and $2 million to acquire the generating plant. After consideration of the buy-out and facility-acquisition costs, the Company estimates net savings of approximately $47.9 million, by avoiding the future payments that would have been required over the remaining eight-year life of the contract.
          In August and September 1994, the MPUC issued a series of orders approving stipulations entered into by the Company with the Town of Fort Fairfield and other intervenors providing for recovery in rates of the cost of the buy-out and acquisition of the unit by the Company s subsequently established subsidiary, Aroostook Valley Electric Company (AVEC). The stipulations provided for a rate decrease of $5.6 million reflecting purchased-power savings, effective December 1, 1994.

          In September 1994, the Finance Authority of Maine (FAME), a state agency, and the Company, pursuant to a new law, issued $79 million of bonds and entered into a loan agreement under which the Company issued FAME a note for approximately $66.4 million, evidencing a loan in that amount. The proceeds of the loan, along with $13 million of the Company s own funds, were used to buy out the Fort Fairfield contract. Refer to Note 3 to Consolidated
          Financial Statements, "Regulatory Matters   Non-Utility
          Generators," for additional information on this matter.

          During 1994, the Company reached agreement with 26 additional NUGs to buy-out or restructure contracts or to give the Company options to restructure their contracts. These restructurings represent 205 megawatts of capacity and should result in net savings of approximately $172 million over the next five years. In accordance with prior MPUC policy and the ARP, $136.2 million of buy out or restructuring costs incurred since January 1992 were included in Deferred Charges and Other Assets on the Company s balance sheet and will be amortized over their respective fuel savings periods. These costs result from restructuring 34 contracts representing 281 megawatts of capacity that should result in approximately $246 million in fuel savings over the next five years.

          Deferred Costs: Over the past few years, the amount of deferred charges and regulatory assets has increased under regulatory policies adopted by the MPUC. The Securities and Exchange Commission has periodically considered issues regarding the proper accounting treatment of charges deferred by regulatory policy. As a result, the Company has regularly requested the MPUC to issue accounting and ratemaking orders to provide appropriate authority to comply with changing accounting requirements and to allow the Company to appropriately reflect the amounts as deferred charges and regulatory assets. In its order in the ARP proceeding, the MPUC reaffirmed the applicability of these accounting orders.

          Competition: The Company faces competition in several aspects of its traditional business and anticipates that competition will continue to place pressure on both sales and the price the Company can charge for its product. Alternative fuels and recent modifications to regulations that had restricted competition from suppliers outside of the Company s service territory have expanded customers energy options. As a result, the Company continues to pursue retention of its customer base. This increasingly competitive environment has resulted in the Company s entering into contracts with its wholesale customers, as well as with certain industrial and commercial customers, to provide their energy needs at prices and margins lower than the current averages.

          Pursuant to the pricing-flexibility provisions of the ARP, the Company lowered tariffs for its transmission-level customers and executed separate five-year definitive agreements with 18 individual customers providing additional reductions. The participating customers agreed to take electrical service from the Company for five years and agreed not to switch fuels, install new self-generation equipment, or seek another supplier of electricity for existing electrical load during that period. Refer to the "Overview" above, and to Note 4 to Consolidated Financial Statements, "Commitments and Contingencies Competition," for additional detail.

          In May 1994, the MPUC approved a stipulation among the Company, The Town of Madison Electric Works (Madison) and Northeast Utilities (NU) that resolved all issues in dispute among the parties relating to the Madison and Madison Paper Industries
          (MPI) decision in 1993 to select a competitive bid from NU to become their wholesale electric supplier for a period of up to 10 years, pursuant to the new options available under the federal Energy Policy Act of 1992. Refer to Note 4 to Consolidated Financial Statements, "Commitments and Contingencies Competition," for a detailed discussion of this matter. NU agreed to pay the Company $8.4 million over a seven-year period, MPI agreed to pay the Company $1.4 million over a three-year period, and a transmission rate was agreed upon for the Company s transmission service to Madison. In addition, NU and the Company agreed to a five-year capacity exchange arrangement designed to achieve significant replacement-power cost savings for the Company when the Company s largest source of generation, the Maine Yankee Atomic Power Company plant, is off-line. The agreement provides more economic benefit to the Company than if it had under-bid NU for Madison s business, but less than if Madison stayed on the Company s system at the former rates.

          Residents of several towns in the Company s service territory publicly expressed interest in organizing local electric utility districts for the purpose of providing their own electric service with power purchased from selected suppliers. Four Maine communities voted on November 8, 1994, on questions regarding the creation of municipal electric districts. In three of the towns, Westbrook, Norway, and Old Orchard Beach, the proposals were defeated. The fourth, Jay, voted to create a district and in March 1995, obtained MPUC approval to form a municipal power district. Additional approvals are required before it can begin furnishing utility service. The Company believes that such actions are not in the best interests of either its customers or its investors, and will strongly oppose them. The Company further believes that formidable obstacles will be encountered by Jay or any other group in attempting to implement the formation of such districts, including obtaining the required findings by the MPUC and economically acquiring or constructing the necessary facilities for a local utility system. The Company cannot, however, predict the ultimate results of such initiatives.


          Rating Agency Actions: The current ratings assigned the Company by the three major securities-rating agencies, Standard & Poor s Corp. [S&P], Moody s Investors Service [Moody s], and Duff & Phelps Credit Rating Co. [Duff & Phelps], are shown below:

                      General and      Unsecured     Commercial Preferred Stock
                    Refunding Bonds      Notes         Paper

     S&P                  BB+             BB             B             B+
     Moody s             Baa2             Baa3        Prime-2         baa3
     Duff & Phelps       BBB              BB+           (1)            BB
     (1) Not rated by Duff &  Phelps

          In 1993 and early 1994, the three major securities-rating agencies lowered their ratings on the Company s outstanding debt and preferred stock. The rating agencies explained that their downgrades primarily reflected the MPUC s "unsupportive" November 1993 base-rate decision, which in their opinion did not allow the Company s financial parameters, adjusted for off-balance-sheet obligations, to remain at acceptable levels for a utility with a "below-average" business position. Additionally, the rating agencies expressed the belief that the Company s business position also reflects a depressed Maine economy, a large industrial-customer base, significant purchased-power obligations, relatively high production costs, increasing rate pressures, and a high dividend payout. In early 1995, this pressure began to ease when in February, the actions taken during 1994 with respect to cost control, NUG cost reductions, the regulatory reform under the ARP, and the competitive pricing agreements with large customers, were recognized by Moody s, which upgraded the Company s ratings on preferred stock and commercial paper, and Duff & Phelps, which upgraded its preferred stock rating.

          Financing and Refinancing in 1994: In April 1994, the Company issued $25 million of Series U 7.54% (Adjustable Rate) General and Refunding Mortgage Bonds, Due 1998, through a private placement. The Series U Bonds do not have a sinking-fund requirement and are redeemable at the option of the Company under certain circumstances.

          In June 1994, the Company entered into an agreement with a large institutional investor under which the investor agreed to purchase from the Company up to $25 million of additional General and Refunding Mortgage Bonds on or before April 15, 1995, subject to certain terms and conditions. Bonds issued pursuant to the agreement must be due on or before April 15, 1998.

          In 1994, the Company issued $32 million of notes under its $150-million Medium-Term Note program at an average interest rate of
          6.8 percent and an average life of 1.8 years. Notes in the amount of $43.0 million matured during the year, decreasing the total outstanding notes at year-end 1994 to $135 million, from $146 million at year-end 1993. Also during 1994, the Company reduced the level of short-term borrowing outstanding by $25.5 million.

          Refer to "Non-Utility Generators" above and Note 3 to
          Consolidated Financial Statements,  Regulatory Matters   Non-
          Utility Generators," for a discussion of the loan agreement entered into with the Finance Authority of Maine related to the buy-out of one of the Company s NUG contracts.

          The financing proceeds were used for general corporate purposes that included construction and energy-management projects, retiring or refunding outstanding securities, repaying short-term debt, and buying out purchased-power contracts.

          On November 9, 1994, the Company entered into a Competitive Advance and Revolving Credit Facility (revolving-credit facility), with several banks and Chemical Bank, as agent for the lenders, to provide up to $80 million of revolving-credit loans. The revolving-credit facility supplements the existing $50-million revolving-credit agreement and replaces the Company s $73 million of individual lines of credit.
          On September 28, 1994, the Board of Directors of the Company adopted a shareholder-rights plan and declared a dividend of one common-share purchase right for each outstanding share of the Company s common stock, par value $5.00 per share. The rights dividend was distributed to the shareholders of record as of the close of business on October 17, 1994. Please refer to Note 7 to
          Consolidated Financial Statements, "Capitalization   Rights
          Plan," for a detailed description.

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

          Expenses and Taxes: The Company s fuel expense, comprising the cost of fuel used for company generation and the energy portion of purchased power (the largest expense category), was 54 percent of total operating expense in 1994 and 1993, and 53 percent in 1992. Purchased-power energy expense includes all costs associated with purchases from NUGs. Fuel expense fluctuates with changes in the price of oil, the level of energy generated and purchased, and changes in the Company s own generation mix.

          Through December 31, 1994, changes in fuel expense were provided rate treatment through a fuel clause. Under the ARP, effective January 1, 1995, fuel expense is no longer subject to reconciliation or specific rate recovery. Fuel-cost recovery is subject to the annual index-based price change. Fuel expense for Maine Electric Power Company, Inc. (MEPCO), a 78-percent-owned subsidiary of the Company, is fully recoverable through billing to MEPCO participants and fluctuates with participants energy requirements.

          The Company s diverse energy mix held dependence on oil-fired generation to 12.1 percent of 1994 net generation, compared to
          15.5 percent of 1993 net generation. Diversification of the Company s energy mix has helped mitigate the impact of oil-price changes. However, in recent years, significant amounts of non-utility generation have been purchased and added to the Company s energy mix. The average price of NUGs energy is significantly higher than the Company s own cost of generation, and much higher than the price of energy on today s open market. The Company continues to moderate the cost of non-utility generation by further negotiation of buy-outs or changes whenever possible, and by supporting legislative action on bills that would promote that objective.

          Purchased-power capacity expense is the non-fuel operation, maintenance, and cost-of-capital expense associated with power purchases, primarily from the Company s share of four Yankee nuclear generating facilities. The Company uses an MPUC-approved accounting and ratemaking methodology whereby it charges to expense the cost of Maine Yankee s refueling outages over a nineteen-month period (the estimated time between refueling outages). Purchased-power capacity expense includes $8.2 million, $5.0 million, and $7.6 million of such expense in 1994, 1993, and 1992, respectively, related to the Maine Yankee outages. The level of purchased-power capacity expense also fluctuates with the timing of the maintenance and refueling outages at the other Yankee nuclear generating facilities in which the Company has equity interests. The cost of capacity increases during refueling periods. During 1992, Yankee Atomic Electric Company, in which the Company is a 9.5-percent equity owner, discontinued the generation of power and prepared a plan for decommissioning. Purchased-power capacity expense in 1994, 1993, and 1992 contained approximately $5.2 million, $5.7 million, and $6.9 million, respectively, of costs related to this facility. Refer to Note 6 to Consolidated Financial Statements, "Capacity Arrangements - Power Agreements," for a more detailed discussion of this matter.

          Operation-and-maintenance expense increased by $4.9 million in 1994 after a decrease of $3.2 million in 1993. The 1994 increase primarily reflects the impacts of the MPUC-mandated Electric Lifeline Program (ELP), the amortization of buy-out costs of the Fort Fairfield and other contracts discussed previously, and the effects of the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits" (SFAS No. 112). The ELP, which provides electric-bill credits to low-income customers, cost the Company approximately $6.3 million in 1994, while amounts in 1993 were deferred for recovery beginning in December 1993. Amortization of the buy-out of the Fort Fairfield contract, which began in December 1994, totaled approximately $0.8 million. SFAS No. 112 required the Company to record, in 1994, an estimate of the future medical, salary continuation and other benefits for employees who have terminated their employment prior to retirement and who are eligible for such continued benefits. The adoption resulted in a one-time charge to expense during 1994 of approximately $1.6 million.

          Operations-and-maintenance expense also reflects the Company s ongoing commitment to control and reduce costs whenever possible. In early 1994, the Company reduced its work force by over 200 employees, or approximately 10 percent. During the year, it also implemented several new business processes and restructured its customer-operations functions through closing and consolidating locations. These new processes are aimed at streamlining the Company s business practices in the areas of division operations, billing, purchasing, inventory, accounts payable and system design and construction.

          The 1993 reduction reflects the impact of cost-containment practices and certain one-time items. The MPUC s December 1993 base-rate-case decision required the Company to charge to expense approximately $2.5 million of previously deferred costs. During the fourth quarter of 1992, the Company was required, pursuant to another MPUC decision, to charge to expense approximately $3.5 million of incremental costs related to Hurricane Bob, which hit the Company s service territory in 1991.

          The Company s overall level of interest expense during 1994 reflects the issuance of additional General and Refunding Mortgage Bonds and additional notes under the Company s Medium-Term Note program to replace short-term borrowings outstanding during 1993. Interest expense in 1994 includes the ongoing benefit of the 1993 refinancing of General and Refunding Mortgage Bonds at lower interest rates. Short-term interest costs over the period 1992 through 1994 fluctuated with the change in the cost and average outstanding balances of short-term debt.
          The increase in aggregate dividends on preferred stock for the three-year period ended December 31, 1994, is due to the issuance of two series of preferred stock in August 1992 and the conversion of the dividend on the Company s Flexible Money Market Preferred Stock in November 1993 to a fixed rate. The average variable rate in 1993 was 3.35 percent, while the fixed rate is
          7.999 percent.

          State and federal income taxes fluctuate with the level of pre-tax earnings and the regulatory treatment of taxes by the MPUC. The significant decrease in income-tax expense for 1994 is due to the impact of the loss which reflects the write-off of deferred balances in accordance with the MPUC s ARP order.

          The increase in 1993 is primarily the result of eliminating a one-time accelerated flow-back of $5.9 million of deferred income taxes recorded in 1992 pursuant to a January 1993 stipulation, as discussed in Note 3 to Consolidated Financial Statements, "Regulatory Matters - Incentive Regulation," and an increase in the federal income tax rate to 35 percent from 34 percent. Additionally, the December 1993 base-rate-case decision discontinued a previously approved policy whereby the Company could defer the impact of Internal Revenue Service audits for recovery in future periods.

          Liquidity and Capital Resources: The MPUC approved increases in base and fuel electric rates in 1992, 1993, and 1994 that produced additional cash. Increases in rates were used to fund costs of fuel, energy-management programs, operations, maintenance, systems improvements, investments in generation needed to ensure the Company s continued ability to provide reliable electric service, and collection of unbilled revenues recorded pursuant to the ERAM.

          Approximately $162.8 million of cash was provided from net income before non-cash items. Approximately $77.4 million of cash was used for fluctuations in working capital and other operating activities, including the financing of deferred energy-management programs, the buy-out of NUG contracts, and the financing of unbilled fuel and ERAM balances.

          Proceeds from the issuance of General and Refunding Mortgage Bonds provided $25 million of cash. The issuance and redemption of Medium-Term Notes used $11 million and short-term obligations used $25.5 million of cash during 1994. Effective in January 1994, the Company announced that it was electing the option under its Dividend Reinvestment and Common Stock Purchase Plan to purchase shares pursuant to this plan on the market, rather than issue new shares.

          Dividends paid on common stock were $29.2 million, while preferred-stock dividends were $10.1 million.

          Capital-investment activities, primarily construction expenditures, utilized $44.9 million in cash during 1994. Construction expenditures comprised approximately $6.2 million for generating projects, $2.3 million for transmission, $24.9 million for distribution, and $6.2 million for general construction expenditures. In addition, $2.6 million was used for various capitalized energy-management programs.

          The Company estimates its capital expenditures for the period
          1995 through 1999 at approximately $309 million, including an Allowance for Funds Used During Construction of approximately $3 million. Actual capital expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. During the five-year period, the Company also anticipates refinancing needs of approximately $402 million for sinking funds, debt and equity maturities.

          The Company estimates that for the period 1995 through 1999, internally generated funds from depreciation, deferred taxes, and retained earnings should provide a substantial portion of the construction-program requirements. Current expectations place little reliance on external funding sources to meet the reduced capital expenditure requirements for the next several years. However, the availability at any particular time of internally generated funds for such requirements will depend on working-capital needs, market conditions, and other relevant factors.

          The Company s $150-million Medium-Term Note program was implemented to provide flexibility to meet financing needs and provide access to a broad range of debt maturities. As of December 31, 1994, $135 million of Medium-Term Notes were outstanding; that, pursuant to the terms of the program, permits the issuance of an additional $15 million of such notes.

          As previously discussed, to support its short-term capital requirements, the Company entered into a revolving-credit facility with several banks and Chemical Bank, as agent for the lenders, to provide up to $80 million of revolving-credit loans.

          The Company has an unsecured $50-million revolving-credit agreement with several banks that can be used to support commercial-paper borrowing or as short-term financing. However, access to commercial paper markets has been substantially reduced, if not eliminated, as a result of downgrading of the Company s credit ratings. The amount of outstanding short-term borrowing will fluctuate with day-to-day operational needs, the timing of long-term financing, and market conditions.
   Consolidated Financial Statements

   Consolidated Statement of Earnings
   (Dollars in thousands, except per-share amounts)                                                       Year ended December 31
                                                       1994        1993      1992
   Electric Operating Revenues (Notes 1 and 3)     $904,883   $893,577   $877,695
   Operating expenses
   Fuel used for company generation (Notes 1 and 6)  14,783     16,906     23,411
   Purchased power - energy (Notes 1 and 6)         430,874    408,944    388,599
   Purchased power - capacity (Note 6)               77,775     84,520     79,895
   Other operation                                  153,700    148,318    144,126
   Maintenance                                       32,820     33,311     40,749
   Depreciation and amortization (Note 1)            55,992     53,138     50,431
   Federal and state income taxes (Note 2)           28,300     25,716     18,258
   Taxes other than income taxes                     25,512     23,023     24,706
   Total Operating Expenses                         819,756    793,876    770,175
   Equity in Earnings of Associated Companies
    (Note 6)                                          5,109      5,829      6,688
   Operating Income                                  90,236    105,530    114,208
   Other income (expense)
   Allowance for equity funds used during
    construction (Note 1)                               807      1,523      1,633
   Other, net (Note 3)                             (105,133)      (673)     1,927
   Income taxes (Notes 2 and 3)                      42,443      3,127       (177)
   Total Other Income (Expense)                     (61,883)     3,977      3,383
   Income Before Interest Charges                    28,353    109,507    117,591
   Interest charges
   Long-term debt (Note 7)                           46,213     42,266     46,299
   Other interest (Note 7)                            5,887      6,784      8,844
   Allowance for borrowed funds used during
    construction (Note 1)                              (482)      (845)    (1,135)
   Total Interest Charges                            51,618     48,205     54,008
   Net income (loss)                                (23,265)    61,302     63,583
   Dividends on preferred stock                      10,511      8,842      6,770
   Earnings (Loss) Applicable to Common Stock      $(33,776)  $ 52,460  $  56,813
   Weighted Average Number of Shares of
   Common Stock Outstanding                      32,442,408 31,789,114 30,630,427
   Earnings (Loss) Per Share of Common Stock         $(1.04)   $  1.65      $1.85
   Dividends Declared Per Share of Common Stock      $ 0.90     $1.395      $1.56

   The accompanying notes are an integral part of these financial statements.

   Consolidated Balance Sheet
   (Dollars in thousands)
                                                                 December 31
   Assets                                                     1994          1993
   Electric property, at original cost (Notes 6 and 7)   $1,579,632   $1,564,875
   Less: accumulated depreciation (Note 1)                  521,645      503,280
   Electric property in service                           1,057,987    1,061,595
   Construction work in progress (Note 4)                    13,647       19,689
   Nuclear fuel, less accumulated amortization
   of $8,110 in 1994 and $7,242 in 1993                       2,181        1,822
   Net electric property                                  1,073,815    1,083,106
   Investments in associated companies, at equity
    (Notes 1 and 6)                                          49,602       47,452
   Net Electric Property and Investments in Associated
    Companies                                             1,123,417    1,130,558
   Current assets
   Cash and cash equivalents                                 58,112        1,956
   Accounts receivable, less allowances for
    uncollectible accounts
   of $3,301 in 1994 and $2,704 in 1993:
   Service - billed                                          81,289       83,330
   Service - unbilled (Notes 1 and 3)                        38,153       67,022
   Other accounts receivable                                 12,088       10,651
   Undercollected retail fuel costs (Note 3)                   -          84,708
   Prepaid income taxes (Note 2)                             28,068        1,335
   Fuel oil inventory, at average cost                        4,113        6,939
   Materials and supplies, at average cost                   13,026       14,430
   Funds on deposit with trustee                             27,820       27,758
   Prepayments and other current assets                       9,337        8,008
   Total Current Assets                                     272,006      306,137
   Deferred charges and other assets
   Recoverable costs of Seabrook 1 and abandoned projects,
    net (Note 1)                                            101,976      110,443
   Yankee Atomic purchased-power contract (Note 6)           38,777       32,775
   Regulatory assets - deferred taxes (Note 2)              233,234      237,387
   Deferred charges and other assets (Notes 1 and 3)        276,597      187,562
   Total Deferred Charges and Other Assets                  650,584      568,167
   Total Assets                                          $2,046,007   $2,004,862
   Stockholders  Investment and Liabilities
   Capitalization (see separate statement) (Note 7)
   Common stock investment                              $   491,323   $  553,389
   Preferred stock                                           65,571       65,571
   Redeemable preferred stock                                80,000       80,000
   Long-term obligations                                    638,841      581,844
   Total Capitalization                                   1,275,735    1,280,804
   Current liabilities and interim financing
   Interim financing (see separate statement) (Note 7)       63,000       68,500
   Sinking-fund requirements (Note 7)                         2,580        3,421
   Accounts payable                                          97,800       94,417
   Dividends payable                                          9,932        9,468
   Accrued interest                                          14,102       12,680
   Miscellaneous current liabilities                         10,535       13,137
   Total Current Liabilities and Interim Financing          197,949      201,623
   Commitments and Contingencies (Notes 4 and 6)
   Reserves and deferred credits
   Accumulated deferred income taxes (Note 2)               348,287      341,349
   Unamortized investment tax credits (Note 2)               34,167       36,679
   Yankee Atomic purchased-power contract (Note 6)           38,777       32,775
   Regulatory liabilities - deferred taxes (Note 2)          53,937       49,734
   Other reserves and deferred credits                       97,155       61,898
   Total Reserves and Deferred Credits                      572,323      522,435
   Total Stockholders  Investment and Liabilities        $2,046,007   $2,004,862
   The accompanying notes are an integral part of these financial statements.

   Consolidated Statement of Cash Flows
   (Dollars in thousands)                               Year ended December 31
                                                       1994       1993      1992
   Operating Activities
   Net income (loss)                               $ (23,265) $ 61,302  $ 63,583
   Items not requiring (providing) cash:
   ARP-related charges (Note 3)                      100,390      -         -
   Depreciation and amortization                      75,417    63,647    60,330
   Deferred income taxes and investment tax
    credits, net                                      11,022     5,584     1,511
   Allowance for equity funds used during
    construction                                        (807)   (1,523)   (1,633)
   Changes in certain assets and liabilities:
   Accounts receivable                                 5,175    (4,881)  (26,017)
   Inventories                                          4,230     2,838     1,168
   Other current assets                               (1,391)  (24,436)   (2,184)
   Retail fuel costs                                   32,922    (4,349)   (1,617)
   Accounts payable                                     4,062     1,338   (11,046)
   Accrued taxes and interest                         (25,311)    3,077     1,736
   Miscellaneous current liabilities                   (2,602)   (3,296)    1,506
   Deferred energy-management costs                    (5,789)  (10,192)  (11,183)
   Maine Yankee outage accrual                          8,197     4,962    (3,122)
   Purchased-power contract buyouts                   (91,274)     (515)  (19,365)
   Revenue adjustment-tax flowback                       -       (9,990)    9,990
   Other, net                                          (5,604)  (16,932)   (6,771)
   Net Cash Provided by Operating Activities           85,372    66,634    56,886
   Investing Activities
   Construction expenditures                          (42,246)  (53,576)  (72,307)
   Investments in associated companies                 (2,004)     -         (885)
   Changes in accounts payable - investing activities    (679)   (2,905)   (1,932)
   Net Cash Used by Investing Activities              (44,929)  (56,481)  (75,124)
   Financing Activities
   Issuances:
   Mortgage bonds                                      25,000   260,000    75,000
   Common stock                                           927    25,513    24,179
   Medium-term notes                                   32,000    48,000    70,000
   Preferred stock                                       -         -       75,000
   Finance Authority of Maine                          66,429      -         -
   Redemptions:
   Mortgage bonds                                        -     (177,500) (135,000)
   Premiums on redemptions                               -       (9,634)   (3,212)
   Preferred stock                                       -       (7,125)   (2,750)
   Medium-term notes                                  (43,000)  (26,500)  (37,500)
   Short-term obligations, net                        (25,500)  (63,000)    5,000
   Other long-term obligations, net                      (860)     (868)     (874)
   Dividends:
   Common stock                                       (29,222)  (49,345)  (47,566)
   Preferred stock                                    (10,061)   (8,664)   (6,115)
   Net Cash Provided (Used) by Financing Activities    15,713    (9,123)   16,162
   Net Increase (Decrease) in Cash and
    Cash Equivalents                                   56,156     1,030    (2,076)
   Cash and cash equivalents, beginning of year         1,956       926     3,002
   Cash and Cash Equivalents, end of year            $ 58,112   $ 1,956   $   926
   Supplemental Cash-Flow Information:
   Cash paid during the year for:
   Interest (net of amounts capitalized)             $ 44,874  $ 42,870  $ 49,874
   Income taxes                                         1,568    15,852    17,749

   For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased having a maturity of three months or less to be cash equivalents.

   The accompanying notes are an integral part of these financial statements.

   Consolidated Statement of Capitalization and Interim Financing
   (Dollars in thousands)                                                                                                December 31
                                                        1994              1993
                                                  Amount      %      Amount    %
   Capitalization (Note 7)
   Common-stock investment:
   Common stock, par value $5 per share:
   Authorized - 80,000,000 shares
   Outstanding - 32,442,752 shares in 1994
   and 32,379,937 shares in 1993             $   162,214        $  161,900
   Other paid-in capital                         275,627           274,343
   Retained earnings                              53,482           117,146
   Total Common Stock Investment                 491,323  36.7%    553,389  41.0%
   Preferred Stock - not subject
    to mandatory redemption                       65,571   4.9      65,571   4.9
   Redeemable Preferred Stock -
    subject to mandatory redemption               80,000   6.0      80,000   5.9
   Long-term obligations:
   Mortgage bonds                                432,500           407,500
   Less: unamortized debt discount                 1,990             2,175
   Total Mortgage Bonds                          430,510           405,325
   Medium-term notes                             127,000           146,000
   Less: Unamortized debt discount                    17              -
   Total Medium-Term Notes                       126,983           146,000
   Other long-term obligations:
   Lease obligations                              39,159            42,740
   Pollution-control facility and
    other notes                                   99,769            34,200
   Total Other Long-Term Obligations             138,928            76,940
   Less: Current Sinking Fund
    Requirements and Current Maturities           57,580            46,421
   Total Long-Term Obligations                   638,841  47.7     581,844  43.1
   Total Capitalization                        1,275,735  95.3   1,280,804  94.9
   Interim financing, amounts to
    be refinanced (Note 7):
   Short-term obligations                          8,000            25,500
   Current maturities of long-term
    obligations                                   55,000            43,000
   Total Interim Financing                        63,000   4.7      68,500   5.1
   Total Capitalization and Interim
    Financing                                 $1,338,735 100.0% $1,349,304 100.0%

   The accompanying notes are an integral part of these financial statements.

   Consolidated Statement of Changes in Common Stock Investment
   For the three years ended December 31, 1994        Other
   (Dollars in thousands)                Amount at   paid-in   Retained
                                Shares   par value   capital   earnings     Total
   Balance - December 31,
    1991                      29,998,934  $149,995  $237,576   $101,980  $489,551
   Net income                                                    63,583    63,583
   Dividends declared:
   Common stock                                                 (47,988)  (47,988)
   Preferred stock                                               (6,908)   (6,908)
   Cost for reacquired
    preferred stock                                      617       (617)     -
   Issues of common stock      1,149,387     5,747    18,432               24,179
   Capital stock expense                              (2,049)              (2,049)
   Balance - December 31,
    1992                      31,148,321   155,742   254,576    110,050   520,368
   Net income                                                    61,302    61,302
   Dividends declared:
   Common stock                                                 (44,459)  (44,459)
   Preferred stock                                               (8,704)   (8,704)
   Cost for reacquired
    preferred stock                                    1,043     (1,043)     -
   Issues of common stock      1,231,616     6,158    19,355               25,513
   Capital stock expense                                (631)                (631)
   Balance - December 31,
    1993                      32,379,937   161,900   274,343    117,146   553,389
   Net income (loss)                                            (23,265)  (23,265)
   Dividends declared:
   Common stock                                                 (29,213)  (29,213)
   Preferred stock                                              (10,511)  (10,511)
   Cost for reacquired
    preferred stock                                      675       (675)     -
   Issues of common stock         62,815       314       613                  927
   Capital stock expense                                  (4)                  (4)
   Balance - December 31,
    1994                      32,442,752  $162,214 $ 275,627  $  53,482 $ 491,323

   The accompanying notes are an integral part of these financial statements.

          Notes To Consolidated Financial Statements

          Note 1 Summary of Significant Accounting Policies

          Financial Statements: The consolidated financial statements include the accounts of Central Maine Power Company (the Company) and its 78-percent-owned subsidiary, Maine Electric Power Company, Inc. (MEPCO). The Company accounts for its investments in associated companies not subject to consolidation using the equity method. Certain prior-year information has been reclassified to be consistent with the 1994 presentation.

          Regulation: The rates, operations, accounting, and certain other practices of the Company and MEPCO are subject to the regulatory authority of the Maine Public Utilities Commission (MPUC) and the Federal Energy Regulatory Commission (FERC).

          Electric Operating Revenues: Electric operating revenues include amounts billed to customers and estimates of unbilled sales and fuel costs. Through December 31, 1994, the Company s approved tariffs provided for the recovery of the cost of fuel used in Company generating facilities and purchased-power energy costs. The Company also collected interest on unbilled fuel and paid interest on fuel-related over-collections. Effective January 1, 1995 with the approval of the Alternative Rate Plan (ARP), these costs are no longer subject to reconciliation through the annual fuel-cost adjustment. From March 1991 through November 1993, the Company recorded unbilled revenues pursuant to the Electric Revenue Adjustment Mechanism (ERAM) under an MPUC order. See Note
          3, "Regulatory Matters   Alternative Rate Plan and Incentive
          Regulation," for further information.

          Depreciation: Depreciation of electric property is calculated using the straight-line method. The weighted average composite rates were 3.0 percent in 1994, and 2.9 percent in 1993 and 1992.

          Allowance for Funds Used During Construction (AFC): An allowance for funds (including equity funds), a non-operating item, is capitalized as an element of the cost of construction. The debt component of AFC is classified as a reduction of interest expense, while the equity component, a non-cash item, is classified as other income. The average AFC rates applied to construction were 8.9 percent in 1994, 9.8 percent in 1993 and
          10.2 percent in 1992.

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

          Deferred Charges and Other Assets: The Company defers and amortizes certain costs in a manner consistent with the authorized or probable ratemaking treatment. The Company capitalizes carrying costs as a part of certain deferred charges, principally energy-management costs, and classifies such carrying costs as other income.

          Deferred costs related to non-utility generator (NUG) contract buy-outs and restructuring totaling $136.2 million are being amortized and recovered in rates, in accordance with provisions of prior MPUC orders and the ARP, over the period of the related fuel cost savings, generally one to 27 years. Refer to Note 3,
          "Regulatory Matters   Non-Utility Generators," and Note 6,
          "Capacity Arrangements   Non-Utility Generators," for additional
          discussion of these matters. Deferred energy-management program costs of $37.5 million are being amortized and recovered in rates over periods of five to 10 years. Deferred financing costs of $29.1 million are being amortized and recovered through rates over a period ranging from three to 30 years. Other deferred amounts totaling $24.2 million are being recovered through rates over periods ranging from five to 25 years.

          In accordance with MPUC accounting orders, which were reaffirmed by the MPUC in its ARP order, deferred charges and other assets includes $13.1 million related to environmental-site cleanup and $16.5 million related to postretirement benefits, both of which will be addressed in future ARP-related price changes. Refer to
          Note 4, "Commitments and Contingencies   Legal and Environmental
          Matters," and Note 5, "Pension and Other Post-Employment Benefits," for additional discussion of these matters.

          Recoverable Costs of Seabrook I and Abandoned Projects: The recoverable after-tax investments in Seabrook I and abandoned projects are reported as assets, pursuant to May 1985 and February 1991 MPUC rate orders. The Company is allowed a current return on these assets based on its authorized rate of return. In accordance with current ratemaking practices, the deferred taxes related to these recoverable costs are being amortized over periods of four to 10 years. As of December 31, 1994, all deferred taxes related to Seabrook I have been amortized. The recoverable investments as of December 31, 1994, and 1993 are as follows:

     (Dollars in thousands)                          December 31
                                                                   Recovery
                                              1994       1993   periods ending
     Recoverable costs of:
     Seabrook 1                             $141,084  $141,084       2015
     Other projects                           57,491    57,491   1995 to 2001
                                             198,575   198,575
     Less: accumulated amortization           94,439    84,212
     Less: related income taxes                2,160     3,920
     Total Net Recoverable Investment       $101,976  $110,443

     Note 2 Income Taxes
          The components of federal and state income-tax provisions (benefits) reflected in the Consolidated Statement of Earnings are as follows:

   (Dollars in thousands)                              Year ended December 31
                                                      1994      1993      1992
   Federal:
   Current                                        $(18,579)  $13,456   $13,087
   Deferred                                          2,175    37,455     4,187
   Investment tax credits, net                      (2,512)   (1,832)   (1,690)
   Regulatory deferred                               8,379   (30,224)     -
   Total Federal Taxes                             (10,537)   18,855    15,584
   State:
   Current                                          (6,586)    3,549     3,837
   Deferred                                          3,003    10,250      (986)
   Regulatory deferred                                 (23)  (10,065)     -
   Total State Taxes                                (3,606)    3,734     2,851
   Total Federal and State Income Taxes           $(14,143)  $22,589   $18,435
   Federal and state income taxes charged to:
   Operating expenses                             $ 28,300   $25,716   $18,258
   Other income                                    (42,443)   (3,127)      177
                                                  $(14,143)  $22,589   $18,435

          The Company and MEPCO record deferred income-tax expense in accordance with regulatory authority and also defer investment and energy tax credits and amortize them over the estimated lives of the assets that generated the credits. As of December 31, 1994, the Company had approximately $2 million of investment, energy, and research and development credits available to reduce future federal and state income taxes otherwise payable.

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

          Adjustments to accumulated deferred taxes were required, as well as the recognition of a liability to ratepayers for deferred taxes established in excess of the amount calculated using income-tax rates applicable to future periods. Additionally, deferred taxes were recorded for the cumulative timing differences for which no deferred taxes had been recorded previously. Concurrently, the Company, in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS No. 71) was able to record a regulatory asset representing its expectations that, consistent with current and expected ratemaking, it will collect these additional taxes recorded through rates when they are paid in the future. The adoption of SFAS No. 109 had no impact on net income.

          The Company filed a request for an accounting order with the MPUC in 1992 to reaffirm its regulatory policy allowing recovery of amounts for income taxes payable in the future and on August 31, 1993, the MPUC adopted and established for regulatory accounting and reporting purposes the standards required by the FASB in SFAS No. 109. This policy was reaffirmed by the MPUC in its ARP-related order in January 1995. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using
          Accounting Principles Board Opinion No. 11.

          Accumulated deferred income taxes consisted of the following in 1994 and 1993:

     (Dollars in thousands)                                 1994         1993

     Accumulated deferred income taxes,
      beginning of the year, net                          $345,269     $297,564
     Deferred tax assets resulting from:
     Investment tax credits, net                          $ 23,491     $ 25,198
     Regulatory liabilities                                 15,629       10,191
     Alternative minimum tax                                24,175        4,768
     All other                                              16,922       12,095
                                                            80,217       52,252
     Deferred tax liabilities resulting from:
     Property                                              263,060      254,796
     Abandoned plant                                        70,294       76,128
     Regulatory assets                                      97,310       66,597
                                                           430,664      397,521
     Accumulated deferred income taxes,
      end of year, net                                    $350,447     $345,269
     Accumulated deferred income taxes,
      recorded as:
     Accumulated deferred income taxes                    $348,287     $341,349
     Recoverable costs of Seabrook 1 and
      abandoned projects, net                                2,160        3,920
                                                          $350,447     $345,269

          A valuation allowance has not been recorded at December 31, 1994, and 1993, as the Company expects that all deferred income tax assets will be realized in the future.

          The tax effects of the significant timing differences for the year ended December 31, 1992, are required to be disclosed pursuant to the accounting standards for income taxes in effect prior to the adoption of SFAS No. 109. Significant timing differences included depreciation, amortization of loss on investments in abandoned projects, energy-management costs, losses on reacquired debt, and purchased-power contract buy-outs.

          The Omnibus Budget Revenue Reconciliation Act of 1993 increased the corporate tax rate from 34 percent to 35 percent effective January 1, 1993. The tax impact on total current and deferred tax expense for the year ended December 31, 1993 was approximately $0.7 million. The additional deferred taxes recorded as a result of the corporate tax rate change were approximately $13.0 million.

          Federal income tax, excluding federal regulatory deferred taxes, differs from the amount of tax computed by multiplying income before federal tax by the statutory federal rate. The following table reconciles the statutory federal rate to a rate determined by dividing the total federal income-tax expense by income before that expense:
                                             Year ended December 31

                                                                                                    (Dollars in thousands)
                                        1994            1993             1992
                                  Amount      %   Amount      %    Amount     %
   Income tax expense at
    statutory federal rate    $ (11,831)  35.0%  $28,055   35.0% $26,917   34.0%
   Permanent differences:
   Investment tax credit
    amortization                 (1,613)    4.8   (1,613)   (2.0) (1,613)   (2.0)
   Dividend received deduction   (1,469)    4.3   (1,731)   (2.2) (1,920)   (2.4)
   Other, net                       (68)    0.2     (634)    (.8)   (585)   (0.8)
                                (14,981)   44.3   24,077    30.0  22,799    28.8
   Effect of timing differences
    for which deferred taxes
    are not recorded (flow
    through):
   Tax basis repairs               (924)    2.7   (1,175)   (1.5)   (899)   (1.1)
   Depreciation differences
    flowed through in prior
    years                         2,315    (6.8)   1,728     2.2   2,024     2.5
   Accelerated flowback of
    deferred taxes on loss on
    abandoned generating projects 2,051    (6.1)  (2,678)   (3.3) (2,778)   (3.5)
   Deduction of removal costs      (163)    0.5     (392)   (0.5)   (649)   (0.8)
   Carrying costs, net              429    (1.3)    (523)   (0.7)   (199)   (0.3)
   Adjustment to tax accrual for
     change in rate treatment       420    (1.2)     481     0.6    -       -
   Excess property taxes paid      (116)    0.4     (912)   (1.1)    175     0.2
   Reduction for non-regulated
    deferred taxes previously
    flowed through                 -       -      (1,530)   (1.9)   -       -
   Accelerated flowback of
    deferred taxes on loss on
    reacquired debt                -       -        -       -     (4,618)   (5.8)
   Other, net                       432    (1.3)    (221)   (0.3)   (271)   (0.3)
   Federal Income Tax Expense
    and Effective Rate         $(10,537)  31.2%  $18,855   23.5% $15,584   19.7%

          Note 3 Regulatory Matters

          Alternative Rate Plan: In December 1994, the MPUC approved a stipulation signed by most of the parties to the Company s Alternative Rate Plan (ARP) proceeding. This follow-up proceeding to the Company s 1993 base-rate case was ordered by the MPUC in an effort to develop a five-year plan containing price-cap, profit-sharing, and pricing-flexibility components. Although the ARP is a major reform, the MPUC will continue to regulate the Company s operations and prices, provide for continued recovery of deferred costs, and specify a range for its rate of return.

          The Company believes, as stated in the MPUC s order approving the ARP, that operation under the ARP continues to meet the criteria of SFAS No. 71. In its order, the MPUC reaffirmed the applicability of previous accounting orders allowing the Company to reflect amounts as deferred charges and regulatory assets. As a result, the Company will continue to apply the provisions of SFAS No. 71 to its accounting transactions and in its future financial statements.

          The ARP contains a mechanism that provides price-caps on the Company s retail rates to increase annually on July 1, commencing July 1, 1995, by a percentage combining (1) a price index, (2) a productivity offset, (3) a sharing mechanism, and (4) flow- through items and mandated costs. The price cap applies to all of the Company s retail rates, including the Company s fuel-and-purchased power cost, which previously had been treated separately. Under the ARP, fuel expense is no longer subject to reconciliation or specific rate recovery, but is subject to the annual indexed price-cap changes.

          A specified standard inflation index will be the basis for each annual price-cap change. The inflation index will be reduced by the sum of two productivity factors, a general productivity offset of 1.0 percent and a second formula-based offset starting in 1996 intended to reflect the limited effect of inflation on the Company s purchased-power costs during the proposed five-year initial term of the ARP.

          The sharing mechanism will adjust the subsequent year s July price-cap change in the event the Company s earnings were outside a range of 350 basis points above or below the Company s allowed return on equity, starting at the current 10.55-percent allowed return and indexed annually for changes in capital costs. Outside that range, profits and losses would be shared equally by the Company and ratepayers. This feature will commence with the price-cap change of July 1, 1996, and reflect 1995 results.

          The ARP also provides for partial flow-through to ratepayers of cost savings from non-utility generator contract buy-outs and restructuring, recovery of energy-management costs, penalties for failure to attain customer-service and energy-efficiency targets, and specific recovery of half the costs of the transition to Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), the remaining 50 percent to be recovered through the annual price-cap change. The ARP also generally defines mandated costs that would be recoverable by the Company notwithstanding the index-based price cap. To receive such treatment, a mandated cost s revenue requirement must exceed $3 million and have a disproportionate effect on the Company or the electric power industry.

          The Company agreed in the ARP negotiations to record charges reflecting the write-off of approximately $100 million ($60 million, net of tax or $1.85 per share), as follows:

          (1) the undercollected balance of fuel and purchased-power costs as of December 31, 1994, totaling approximately $59 million;

          (2) the unrecovered deferred charges for energy-management costs for 1993 and 1994, which totaled approximately $15 million;

          (3) the unrecovered balance of unbilled ERAM revenues as of December 31, 1994, totaling approximately $24 million; and

          (4) the unrecovered deferred charges related to the possible extension of the operating life of one of the Company s generating stations, as of December 31, 1994, which totaled approximately $2.6 million.

          The $100-million charge is included in "Other income (expense) Other, net" on the Consolidated Statement of Earnings. The $40-million tax impact is included in "Other income (expense)
          Income taxes."
          These charges, along with the other provisions of the ARP, will lessen the impact of future price increases for MPUC-mandated and fuel-related costs, and better position the Company to improve its rate of return.

          The Company believes the ARP provides the benefits of needed pricing flexibility through the ability to set prices between defined floor and ceiling levels in three service categories: (1) existing customer classes, (2) new customer classes for optional targeted services, and (3) special-rate contracts. The Company believes that the added flexibility will position it more favorably to meet the competition from other energy sources that has eroded segments of its customer base.

          The ARP also contains provisions to protect the Company and ratepayers against unforeseen adverse results from its operation. These include review by the MPUC if the Company s actual return on equity falls outside the designated range two years in a row, a mid-period review of the ARP by the MPUC in 1997 (including possible modification or termination), and a "final" review by the MPUC in 1999 to determine whether or with what changes the ARP should continue in effect after 1999.

          Other Regulatory Decisions: On December 14, 1993, the MPUC issued its order in the Company s 1993 $83-million base-rate proceeding. The MPUC s analysis indicated a need for additional revenues of $51.5 million, yet found the Company to be entitled to a net revenue increase of only $26.2 million. The MPUC found a total cost of capital of 8.52 percent and a cost of equity of 10.05 percent, after deducting a one-half percent (.5%) return-on-equity penalty it had established in a 1993 investigation of the Company s management of certain NUG contracts. To arrive at its revenue-requirement conclusion, the MPUC deducted $25.3 million "to adjust for management inefficiency" after finding the Company s performance in the areas of management efficiency and cost-cutting to have been "inadequate."

          The Company strongly disagreed with the MPUC s management-inefficiency finding and with the resulting deduction of nearly one-half the revenue increase to which the MPUC itself found the Company to be otherwise entitled using traditional ratemaking principles. The Company filed an appeal of the base-rate order with the Maine Supreme Judicial Court (Law Court).

          However, the Company also pursued a non-litigation strategy to try to resolve these issues, with the result that the MPUC approved a series of stipulations supported by the Company and other parties to earlier proceedings on NUG contracts and the Company s 1993 base-rate case. In the stipulations, the Company agreed to write-off $5 million in purchased-power costs, to be implemented through a one-time reduction in its deferred fuel-cost balance, and further agreed not to seek recovery in rates of the approximately $5.5 million (of which $4.5 million was deferred) in costs incurred in pursuing the termination and buy-out in January 1994 of its purchased-power contract with Caithness King of Maine Limited Partnership. The Company also agreed to withdraw its appeal to the Law Court of the MPUC s October 1993 order in its NUG investigation that had the effect of increasing the Company s annual base revenues by approximately $4 million, the amount of the stayed one-half percent return-on-equity penalty previously imposed by the MPUC, and to withdraw its appeal to the Law Court of the MPUC s December 1993 decision in the Company s base-rate case.
          In return, the stipulations provided that the Company will not be subject to any further investigations, disallowances, or other financially adverse consequences with respect to its administration prior to March 22, 1994, of the Company s larger NUG contracts (over 10 megawatts) totaling approximately 398 megawatts in the aggregate, that were then being investigated by the MPUC. The Company believes that the MPUC s approval of these stipulations resolves another of the complex issues that have been posing risks to the Company since the MPUC s initiation of a general investigation of the Company s administration of NUG contracts by its order of October 28, 1993.

          Finally, in addition to agreement on procedural matters, the stipulations contained an agreement that the Company would be subject to no further investigation, disallowance or other financially adverse consequence with respect to its administration of its "Capacity Deficiency Fund" and would not be required to flow through to ratepayers any amounts previously recorded to that fund. That provision allowed the Company to reverse, during the first quarter of 1994, the $4.1-million reserve previously credited in 1993 against its deferred fuel-cost balance.

          Incentive Regulation: On May 7, 1991, the MPUC ordered a three-year trial of the ERAM, a fundamental change in the way the Company s revenues were treated, and set new incentives for effective utility-sponsored energy management. On July 16, 1992, the MPUC issued an order authorizing the Company to begin collecting $7.8 million, which was only a portion of the $26.2 million of ERAM revenues accrued in its first year, and an energy-management incentive of $1.5 million, beginning in September 1992. In January 1993, the MPUC approved a stipulation that permitted recovery of accrued ERAM balances in accordance with the terms of the FASB s Emerging Issues Task Force consensus. The stipulation also approved an Accounting Order permitting the Company to accelerate the flow-back of $5.9 million of certain deferred taxes associated with prior losses on reacquired debt. For 1992, the stipulation placed a limit of
          11.25 percent on the Company s allowed rate of return on equity. Earnings in excess of the limit, up to approximately $10 million (the revenue requirement of the tax benefits), were applied on a monthly basis to reduce 1993 ERAM accruals.

          The stipulation also reduced the amount of ERAM accruals from January 1993 through November 1993 by $591,000 per month. The ERAM program continued until the effective date of new base rates, December 1, 1993.

          As contemplated in the January 1993 stipulation, the MPUC approved a revenue increase, effective July 1, 1993, that included, among other things, $21.2 million toward recovery of unbilled ERAM revenues.

          As previously discussed, in accordance with the MPUC s order in the ARP proceeding, the $24.3 million balance of unbilled ERAM revenues that had yet to be collected from customers at December 31, 1994 was written off.

          Non-Utility Generators: In 1994, the Governor of Maine signed into law a bill allowing the Finance Authority of Maine (FAME) to borrow up to $100 million to lend to electric utilities for financing buy-outs or other restructuring of NUG contracts that would save money for customers. The law anticipated the State agency s bonds, which do not pledge the full faith and credit of the state, would likely bear lower interest rates than the bonds of the Company with its then down-graded credit rating.

          On June 9, 1994, the Company announced that it had agreed to buy out a NUG contract for a 32-megawatt wood-fired generating plant in Fort Fairfield, Maine. The Company agreed to pay $76 million to buy out the contract and $2 million to acquire the generating plant.

          On August 5, 1994, the MPUC issued an order approving a stipulation entered into by the Company with the Town of Fort Fairfield and other intervenors to the Company s application for approval of the buy-out. In the stipulation, the Company agreed to continue operation of the plant for a minimum of three years, provided that certain plant-efficiency criteria can be met, and the Town agreed to support the Company s efforts to obtain the necessary regulatory and financing approvals.

          In a series of orders, the MPUC approved the buy-out of the power-purchase contract; acquisition of the facility by the Company s subsequently established subsidiary, Aroostook Valley Electric Company (AVEC); recovery in rates of the cost of the buy-out and operation of the plant; and an ultimate rate decrease of $5.6 million reflecting purchased-power savings effective December 1, 1994.

          In September 1994, FAME approved the Company s application for funds to finance the buy-out. On October 26, 1994, FAME issued
          $79.3 million of Taxable Electric Rate Stabilization Revenue
          Notes Series 1994A (FAME notes). FAME and the Company entered into a loan agreement under which the Company issued FAME a note for approximately $66.4 million, evidencing a loan in that amount. The proceeds of the loan, along with $13 million of the Company s own funds, were used to buy out the Fort Fairfield contract. Concurrently, the Company purchased all of the common stock of AVEC for $2 million. On October 26, 1994, AVEC paid the former owners of the Fort Fairfield facility $2 million and took title to the facility. In connection with the FAME financing, AVEC granted FAME a mortgage on the facility. The remaining $12.9 million of FAME notes proceeds was placed in a capital-reserve account. The amount in the capital-reserve account is equal to the highest amount of principal and interest on the FAME notes to accrue and come due in any year the FAME notes are outstanding.
          The amounts invested in the capital reserve account are initially invested in government securities designed to generate interest income at a rate equal to the interest on the FAME notes. Under the terms of the loan agreement, the Company is also responsible for or receives the benefit from the interest rate differential and investment gains and losses on the capital reserve account.
          Note 4 Commitments and Contingencies

          Construction Program: The Company s plans for improvements and expansion of generating, transmission-and-distribution facilities, and power-supply sources are under continuing review. Actual construction expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. The Company s current forecasted capital expenditures for the five-year period 1995 through 1999, including AFC of approximately $3 million, are as follows:

          (Dollars in millions)                     1995  1996-1999    Total
          Type of Facilities:
          Generating projects                       $ 9      $ 41      $ 50
          Transmission                                5        23        28
          Distribution                               23       106       129
          General facilities and other               19        83       102
          Total Estimated Capital Expenditures      $56      $253      $309

          Competition: In July 1993, the Town of Madison Electric Works (Madison), a wholesale customer of the Company, announced that it had selected a competitive bid from Northeast Utilities (NU) and was entering negotiations for NU to become its wholesale electric supplier for a period of up to 10 years pursuant to the new options available under the federal Energy Policy Act of 1992. NU, a Connecticut-based holding company with substantial excess generating capacity, had submitted a bid to provide up to 45 megawatts of capacity at a rate that would initially be well below the Company s existing rates. Substantially all of the 45 megawatts would supply the large paper-making facility of Madison Paper Industries (MPI) in Madison s service territory that has been served directly by the Company under a special service agreement with Madison during the last 12 years. Madison proposed to start taking power from NU in late 1994 for that portion required to serve MPI and in late 1996 for its remaining requirements.

          In May 1994, the MPUC approved the stipulation filed by the Company, Madison and NU that resolved all issues in dispute among the parties relating to Madison and MPI. Under the agreement, the related MPUC and FERC regulatory proceedings were deemed to be settled among the parties, and the Company withdrew its request for compensation for stranded investment. In return, NU agreed to pay the Company $8.4 million over a seven-year period, MPI agreed to pay the Company $1.4 million over a three-year period, a transmission rate was agreed upon for the Company s transmission service to Madison commencing September 1, 1994, and the parties agreed that Madison would be supplied by NU through 2003, with Madison having an option for an additional five years. In addition, NU and the Company agreed to a five-year capacity exchange arrangement designed to achieve significant replacement-power cost savings for the Company when the Company s largest source of generation, the Maine Yankee Atomic Power Company plant, is off-line, and provides Maine Yankee power to NU when certain NU facilities are shut down. The agreement provides more economic benefit to the Company than if it had under-bid NU for Madison s business, but less than if Madison stayed on the Company s system at the former rates. The Company records income under this contract as the amounts are received.

          Madison was the largest of the Company s three wholesale customers. The Company has reached agreement with its other two wholesale customers to continue to supply them at negotiated prices and margins that are lower than the previous averages.

          During 1994, the Company engaged in discussions with its transmission system customers to ensure retention of those customers because they have competitive options that the Company believed needed to be addressed by lowering its applicable tariffs to more competitive levels. In response to those discussions, in November the Company filed revised tariff schedules lowering prices 15 percent for its two high-voltage transmission-level rate classes.

          The Company then entered into five-year definitive agreements with 18 of these customers that "lock-in" non-cumulative rate reductions of 15 percent for the three years 1995 through 1997, 16 percent for 1998, and 18 percent for 1999, below the December 1, 1994, levels. These contracts also protect these customers from any price increases that would otherwise be allowed under the terms of the ARP.

          The participating customers agreed to take electrical service from the Company for five years and also agreed not to switch fuels, install new self-generation equipment, or seek another supplier of electricity for existing electrical load during that period. New electrical load in excess of a stated minimum level could be served by other available sources, but the Company could compete for that load.

          The Company believes that without offering the competitive pricing provided in the agreements, a number of these customers would be likely to install additional self-generation or take other steps to decrease their electricity purchases from the Company. The revenue loss from such a usage shift could have been substantial.

          The Company estimates that based on the rate reductions effective January 1, 1995, its gross revenues will be approximately $27 million lower in 1995 than would have been the case if these customers continued to pay full retail rates without reducing their purchases from the Company.

          However, there are important related savings. Electricity price changes affect the cost of NUG power. The reduction in rates to large customers discussed above is expected to reduce purchased-power costs by approximately $20 million, as a result of reductions in the cost of purchased power under several NUG contracts where those costs are tied to the price of electricity.

          Legal and Environmental Matters: The Company is a party in legal and administrative proceedings that arise in the normal course of business. In connection with one such proceeding, the Company has been named a potentially responsible party and has been incurring costs to determine the best method of cleaning up an Augusta, Maine, site formerly owned by a salvage company and identified by the Environmental Protection Agency (EPA) as containing soil contaminated by polychlorinated biphenyls (PCBs) from equipment originally owned by the Company.

          In July 1994, the EPA approved changes to the remedy it had previously selected, the principal change being to adjust the soil cleanup standard to 10 parts per million from the one part per million established in the EPA s 1989 Record of Decision, on the part of the site where PCBs were found in their highest concentration. The EPA stated that the purpose of adjusting the standard of cleanup was to accommodate the selected technology s current inability to reduce PCBs and other chemical components on the site to the original standard.

          Initial tests on the site have been completed and more complex technological studies are still in progress. The Company believes that its share of the remaining costs of the cleanup will total between $10 million and $15 million, depending on the level of cleanup ultimately required and other variable factors. Such estimate is net of an agreed partial insurance recovery and includes the 1993 court-ordered contributions of 41 percent from Westinghouse Electric Co., but excludes contributions from the other insurance carriers the Company has sued, or any other third parties. As a result, the Company has recorded an estimated liability of $10 million and an equal regulatory asset, reflecting the anticipated ratemaking recovery of such costs when ultimately paid.

          In September 1994, in connection with the 12.5-percent court-ordered contribution from the former owners, the Company, after consideration of relevant factors, agreed to a settlement of all claims against the former owners and received $15,000 as their 12.5-percent share of the cleanup costs. The excess of their share above the $15,000 will be subject to the cost-sharing under a partial insurance recovery agreement.

          The Company cannot predict with certainty the level and timing of the cleanup costs, the extent they will be covered by insurance, or the ratemaking treatment of such costs, but believes it should recover substantially all of such costs through insurance and rates. The Company also believes that the ultimate resolution of the legal and environmental proceedings in which it is currently involved will not have a material adverse effect on its financial condition.

          Nuclear Insurance: The Price-Anderson Act (Act) is a federal statute providing, among other things, a limit on the maximum liability for damages resulting from a nuclear incident. The liability is provided for by existing private insurance and by retrospective assessments for costs in excess of that covered by insurance, up to $75.5 million for each reactor owned, with a maximum assessment of $10 million per reactor in any year. Based on the Company s indirect ownership in four nuclear-generation
          facilities (See Note 6, "Capacity Arrangements   Power
          Agreements") and its 2.5-percent ownership interest in the Millstone 3 nuclear plant, the Company s retrospective premium could be as high as $6 million in any year, for a cumulative total of $45.3 million, exclusive of the effect of inflation indexing and a 5-percent surcharge in the event that total public liability claims from a nuclear incident should exceed the funds available to pay such claims.

          In addition to the insurance required by the Act, the nuclear generating facilities referenced above carry additional nuclear property-damage insurance. This additional insurance is provided from commercial sources and from the nuclear electric-utility industry s insurance company through a combination of current premiums and retrospective premium adjustments. Based on current premiums and the Company s indirect and direct ownership in nuclear generating facilities, this adjustment could range up to approximately $6.3 million annually.
          Note 5 Pension and Other Post-Employment Benefits

          Pension Benefits: The Company has two separate non-contributory, defined-benefit plans that cover substantially all of its union and non-union employees. The Company s funding policy is to contribute amounts to the separate plans that are sufficient to meet the funding requirements set forth in the Employee Retirement Income Security Act (ERISA), plus such additional amounts as the Company may determine to be appropriate. Plan benefits under the non-union retirement plan are based on average final earnings, as defined within the plan, and length of employee service; benefits under the union plan are based on average career earnings and length of employee service.

          During 1991, the Company offered an Early Retirement Incentive Plan (ERIP) to qualifying employees. Approximately 200 employees accepted the offer. The actuarial present value of the ERIP of $12.2 million, was included in pension expense in accordance with an accounting order from the MPUC.

          A summary of the components of net periodic pension cost for the non-union and union defined-benefit plans in 1994, 1993, and 1992 follows:

                                        1994            1993            1992
   (Dollars in thousands)         Non-union Union Non-union Union Non-union Union
   Service cost - benefits earned
   during the period              $ 2,367 $ 1,684 $ 2,092 $ 1,436 $ 2,344 $ 1,271
   Interest cost on projected
   benefit obligation               5,469   3,816   5,355   3,691   5,709   3,705
   Return on plan assets            2,336   1,397  (9,669) (6,051) (5,085) (3,198)
   Net amortization and deferral   (8,174) (5,311)  4,419   2,457     351    (104)
   Early Retirement Incentive
   Program                            992   1,457    -       -      1,240   1,821
   Net Periodic Pension Cost     $  2,990 $ 3,043 $ 2,197 $ 1,533 $ 4,559 $ 3,495

          Assumptions used in accounting for the non-union and union defined-benefit plans in 1994, 1993, and 1992 are as follows:

                                                             1994   1993   1992
          Weighted average discount rate                    8.25%   7.5%   8.0%
          Rate of increase in future compensation levels     5.0%   5.0%   5.5%
          Expected long-term return on assets                8.5%   8.5%   8.5%

          The following table sets forth the actuarial present value of pension-benefit obligations, the funded status of the plans, and the liabilities recognized on the Company s balance sheet at December 31, 1994, and 1993:

                                                     1994             1993
   (Dollars in thousands)                    Non-union   Union Non-union   Union
   Actuarial present value of benefit
    obligations:
   Vested benefit obligation                   $51,657  $39,235  $54,837  $41,521
   Accumulated benefit obligation              $55,346  $42,247  $58,777  $44,674
   Projected benefit obligation                $68,578  $47,816  $73,674  $50,845
   Plan assets at estimated market value
   (primarily stocks, bonds, and guaranteed
   annuity contracts)                           74,905   46,067   80,787   50,007
   Funded status - projected benefit obligation
   in excess of or (less than) plan assets      (6,327)   1,749   (7,113)     838
   Early Retirement Incentive Program deferral    -        -        (992)  (1,457)
   Unrecognized prior service cost              (1,294)  (1,009)  (1,724)  (1,089)
   Unrecognized net gain                        15,564    5,690   15,516    5,529
   Unrecognized (net obligation) net asset        (221)   2,655     (250)   2,980
   Net Pension Liability Recognized in the
   Balance Sheet                              $  7,722 $  9,085 $  5,437 $  6,801

          The Company offers an employee savings plan to all employees which allows participants to invest from 1 percent to 15 percent of their salaries among several investment alternatives. An employer contribution equal to 60 percent of the first 5 percent of the employees contributions is initially invested in Company common stock. The Company s annual contributions to the savings plan trust were $1.8 million in 1994, $1.9 million in 1993, and $1.8 million in 1992.

          Other Post-Employment Benefits: In addition to pension benefits, the Company provides certain health-care and life-insurance benefits for substantially all of its retired employees.

          In December 1990, FASB issued SFAS No. 106, which the Company adopted effective January 1, 1993. The new standards require the accrual of the expected cost of such benefits during the employees years of service. The effect of the change can be reflected in annual expenses over the active service life of employees or a period of 20 years, rather than in the year of adoption.

          The MPUC approved a rulemaking on SFAS No. 106, effective
          July 20, 1993, that adopts the accrual method of accounting and authorizes the establishment of a regulatory asset for the deferral of such costs until they are "phased-in" for ratemaking purposes. The MPUC prescribes the maximum amortization period of the average remaining service life of active employees or 20 years, whichever is longer, for the transition obligation. Segregation in an external fund will be required for amounts collected in rates. A formal funding plan will be adopted concurrent with the initial recovery in rates. Until then, no return on assets will be reflected in postretirement benefit cost.

          As a result of the MPUC order, the Company continued to record the cost of these benefits by charging expense in the period paid ($5.5 million in 1994, $6.5 million in 1993, and $5.0 million in 1992), with the excess over that amount of $7.1 million and $8.6 million in 1994 and 1993, respectively, deferred for future recovery. Concurrent with the initial ARP price change, the Company will begin to phase in the cost of SFAS No. 106 over a three-year period. The amounts deferred until that point will be amortized over the same period as the transition obligation. A summary of the components of net periodic postretirement benefit cost for the plan in 1994 and 1993 follows:

   (Dollars in thousands)                                         1994     1993
   Service cost                                                 $ 1,472   $ 1,429
   Interest on accumulated postretirement benefit obligation      6,712     8,352
   Actual return on plan assets                                    -         -
   Amortization of transition obligation                          4,606     5,306
   Amortization of gain                                            (171)     -
   Postretirement benefits expense                               12,619    15,087
   Deferred postretirement benefits expense                       7,108     8,612
   Postretirement Benefit Expense Recognized
    in the Statement of Earnings                                $ 5,511   $ 6,475

          The following table sets forth the accumulated postretirement benefit obligation, the funded status of the plan, and the liability recognized on the Company s balance sheet at December 31, 1994 and 1993:

   (Dollars in thousands)                                         1994      1993
   Accumulated postretirement benefit obligation:
   Retirees                                                     $62,911   $73,809
   Fully eligible active plan participants                        6,919     5,559
   Other active plan participants                                17,785    22,880
   Total accumulated postretirement benefit obligation           87,615   102,248
   Plan assets, at fair value                                       754       854
   Accumulated postretirement benefits obligation in excess of
    plan assets                                                  86,861   101,394
   Unrecognized net gain (loss)                                  13,022    (4,013)
   Unrecognized transition obligation                           (82,909)  (87,515)
   Accrued Postretirement Benefit Cost Recognized
   in the Balance Sheet                                         $16,974  $  9,866

          The assumed health-care cost-trend rates range from 6.8 percent to 10.4 percent for 1994, reducing to 5.0 percent overall, over a period of 10 years. Rates for 1993 range from 10.2 percent to
          16.1 percent, reducing to 4.5 percent overall, over a period of eight years. The effect of a one-percentage-point increase in the assumed health-care cost trend rate for each future year would increase the aggregate of the service and interest-cost components of the net periodic postretirement benefit cost by $0.9 million and the accumulated postretirement benefit obligation by $8.4 million. Additional assumptions used in accounting for the postretirement benefit plan in 1994 and 1993 are as follows:

                                                            1994    1993
          Weighted average discount rate                    8.25%    7.5%

          Rate of increase in future compensation levels     5.0%    5.5%

          Effective January 1, 1994, the plan was amended to limit the reimbursement rate for prescription drugs, which reduced the accumulated postretirement benefit obligation by approximately $10 million.

          The Company is exploring alternatives for mitigating the cost of postretirement benefits and for funding its obligations. These alternatives include mechanisms to fund the obligation prior to actual payment of benefits, plan-design changes to limit future expense increases, and additional cost-control and cost-sharing programs.
          Note 6 Capacity Arrangements

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

          Pertinent data related to these power agreements as of December 31, 1994, are as follows:

                                           Maine    Vermont  Connecticut Yankee
                                          Yankee     Yankee    Yankee    Atomic*
   Ownership share                            38%        4%        6%      9.5%
   Contract expiration date                 2008      2012      1998      2000
   Capacity (MW)                             880       522       583      -
   Company s share of:
   Capacity (MW)                             330        19        35      -
   Estimated annual costs
   (1994 costs in thousands)             $73,290    $5,845   $11,750    $5,222
   Long-term obligations and
   redeemable preferred stock
   (thousands)                           $96,124    $6,396   $10,595   $   475

   * See below for discussion on Yankee Atomic.

          Under the terms of its agreements, the Company pays its ownership share (or entitlement share) of estimated decommissioning expense to each of the Yankee companies and records such payments as a cost of purchased power. Effective August 16, 1988, Maine Yankee began collecting $9.1 million annually for decommissioning. In 1994, Maine Yankee, pursuant to FERC authorization, increased its annual collection to $14.9 million and reduced its return on common equity to 10.65 percent, for a total increase in rates of approximately $3.4 million. The increase in decommissioning collection is based on the estimated cost of decommissioning the Maine Yankee Plant, assuming dismantlement and removal, of $317 million (in 1993 dollars) based on a 1993 external engineering study. Accumulated decommissioning funds were $108.7 million as of December 31, 1994. The estimated cost of decommissioning nuclear plants is subject to change due to the evolving technology of decommissioning and the possibility of new legal requirements.

          Condensed financial information of Maine Yankee Atomic Power Company is as follows:

   (Dollars in Thousands)                           1994      1993      1992
   Earnings:
   Operating revenues                             $173,857  $193,102  $187,259
   Operating income                                 16,223    16,580    17,064
   Net income                                        8,573     8,980     9,173
   Earnings applicable to common stock               7,014     7,376     8,394
   Company s Equity Share of Net Earnings         $  2,665  $  2,803  $  3,190
   Investment:
   Net electric property and nuclear fuel         $254,820  $261,674  $273,195
   Current assets                                   38,950    36,018    44,149
   Deferred charges and other assets               256,140   237,125   203,849
   Total Assets                                    549,910   534,817   521,193
   Less:
   Redeemable preferred stock                       19,200    19,800    20,400
   Long-term obligations                           226,491   218,839   210,754
   Current liabilities                              29,210    27,887    40,027
   Reserves and deferred credits                   208,100   201,222   183,095
   Net Assets                                     $ 66,909  $ 67,069  $ 66,917
   Company s Equity in Net Assets                 $ 25,425  $ 25,486  $ 25,428

          On February 26, 1992, the Board of Directors of Yankee Atomic Electric Company (Yankee Atomic) decided to permanently discontinue power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility.

          The Company relied on Yankee Atomic for less than 1 percent of the Company s system capacity. Its 9.5-percent equity investment in Yankee Atomic is approximately $2.3 million. Presently, purchased-power costs billed to the Company, which include the estimated cost of the ultimate decommissioning of the unit, are collected by the Company from its customers through the Company s rates.

          On March 18, 1993, the FERC approved a settlement agreement regarding the decommissioning plan, recovery of plant investment, and all issues with respect to prudence of the decision to discontinue operation. The Company has estimated its remaining share of the cost of Yankee Atomic s continued compliance with regulatory requirements, recovery of its plant investments, decommissioning and closing the plant, to be approximately $38.8 million. This estimate, which is subject to ongoing review and revision, has been recorded by the Company as a regulatory asset and a liability on the accompanying balance sheet. As part of the MPUC s decision in the Company s 1993 base-rate case, the Company s current share of costs related to the deactivation of Yankee Atomic are being recovered through rates.

          The Company has approximately a 60-percent ownership interest in the jointly owned, Company-operated, 619-megawatt oil-fired W. F. Wyman Unit No. 4. The Company also has a 2.5-percent ownership interest in the Millstone 3 nuclear plant operated by Northeast Utilities, and receives power from its approximately 29-megawatt share of that unit s capacity. The Company s share of the operating costs of these units is included in the appropriate expense categories in the Consolidated Statement of Earnings. The Company s plant in service, nuclear fuel, decommissioning fund, and related accumulated depreciation and amortization attributable to these units as of December 31, 1994, and 1993 were as follows:

                                                   Wyman 4            Millstone 3
   (Dollars in thousands)                       1994      1993      1994    1993
   Plant in service, nuclear fuel
    and decommissioning fund                $116,363  $115,598  $109,640 $109,027
   Accumulated depreciation and
    amortization                              56,605    53,397    32,594   28,744

          Power-Pool Agreements: The New England Power Pool, of which the Company is a member, has contracted in its Hydro-Quebec Projects to purchase power from Hydro-Quebec. The contracts entitle the Company to 85.9 megawatts of capacity credit in the winter and
          127.25 megawatts of capacity credit during the summer. The Company has entered into facilities-support agreements for its share of the related transmission facilities. The Company s share of the support responsibility and of associated benefits is approximately 7 percent.

          The Company is making facilities-support payments on approximately $31.6 million, its share of the construction cost for these transmission facilities incurred through December 31, 1994. These obligations are reflected on the Company s balance sheet as lease obligations with a corresponding charge to electric property.

          Non-Utility Generators: The Company has entered into a number of long-term, non-cancelable contracts for the purchase of capacity and energy from non-utility generators. The agreements generally have terms of five to 30 years and require the Company to purchase the energy at specified prices per kilowatt-hour. As of December 31, 1994, facilities having 574 megawatts of capacity covered by these contracts were in service. The costs of purchases under all of these contracts amounted to $373.5 million in 1994, $360.7 million in 1993, and $341.5 million in 1992.

          During 1994, the Company reached agreement with 26 NUGs to buy-out contracts or to give the Company options to restructure their contracts through lump-sum or periodic payments. In accordance with prior MPUC policy and the ARP, $136.2 million of buy-out or restructuring costs incurred since January 1992 were included in Deferred Charges and Other Assets on the Company s balance sheet and will be amortized over their respective fuel savings periods.

          Note 7 Capitalization and Interim Financing

          Retained Earnings: Under terms of the most restrictive test in the Company s General and Refunding Mortgage Indenture and the Company s Articles of Incorporation, no dividend may be paid on the common stock of the Company if such dividend would reduce retained earnings below $29.6 million. At December 31, 1994, the Company s retained earnings were $53.5 million, of which $23.9 million were not so restricted.

          Mortgage Bonds: Substantially all of the Company s electric-utility property and franchises are subject to the lien of the General and Refunding Mortgage.

          The Company s outstanding Mortgage Bonds may be redeemed at established prices plus accrued interest to the date of redemption, subject to certain refunding limitations. Bonds may also be redeemed under certain conditions at their principal amount plus accrued interest by means of cash deposited with the trustee under certain provisions of the mortgage indenture.

          Mortgage Bonds outstanding as of December 31, 1994, and 1993 were as follows:

   (Dollars in thousands)
   Series     Redeemed/maturity          Interest rate   1994        1993
   Central Maine Power Company
   General and Refunding Mortgage Bonds:
       U        1998-April 15               7.54%*   $  25,000 $      -
       S        1998-August 15              6.03        60,000      60,000
       T        1998-November 1             6.25        75,000      75,000
       O        1999-January 1             7 3/8        50,000      50,000
       P        2000-January 15             7.66        75,000      75,000
       N        2001-September 15           8.50        22,500      22,500
       Q        2008-March 1                7.05        75,000      75,000
       R        2023-June 1                7 7/8        50,000      50,000
       Total Mortgage Bonds                           $432,500    $407,500

          *Adjustable, no adjustment during 1994.

          Limitations on Unsecured Indebtedness: The Company s Articles of Incorporation limit certain unsecured indebtedness that may be outstanding to 20 percent of capitalization, as defined; 20 percent of defined capitalization amounted to $222 million as of December 31, 1994. Unsecured indebtedness, as defined, amounted to $95 million as of December 31, 1994.

          In May 1989, holders of the Company s preferred stock consented to the issuance of unsecured Medium-Term Notes in an aggregate principal amount of $150 million outstanding at any one time; the notes are therefore not subject to such limitations.

          Medium-Term Notes: Under the terms of the Company s Medium-Term Note program, the Company may offer Medium-Term Notes up to an aggregate principal amount of $150 million. Maturities can range from nine months to 30 years; interest rates pertaining to such notes are established at the time of issuance. Interest on fixed-rate notes is payable on March 1 and September 1, while interest on floating-rate notes is payable on the dates indicated thereupon.

   Medium-Term Notes outstanding as of December 31, 1994, and 1993 were as follows:

   (Dollars in thousands)
   Maturity                         Interest rate    1994       1993
   Series A:
   1992-1995                        5.75%-9.58% $       -      $ 13,000
   1996-2000                        9.35%-9.65        15,000     15,000
   Total Series A                                     15,000     28,000
   Series B:
   1992-1995                        3.625-6.50*       63,000     85,000
   1996-2000                        4.92%-7.98        57,000     33,000
   Total Series B                                    120,000    118,000
   Total Medium-Term Notes                           135,000    146,000
   Less: Amounts classified as
    short-term obligations                             8,000       -
   Amounts Classified as Long-Term
    Obligations                                    $ 127,000   $146,000

          * Includes $10 million of variable rate notes in 1994 and 1993, with an average interest rate of 4.615% and 3.625%, respectively, and $8 million of variable notes in 1994 with an average interest rate of 6.35%
          Pollution-Control Facility and Other Notes: Pollution-control facility and other notes outstanding as of December 31, 1994, and 1993 were as follows:

   (Dollars in thousands)
   Series                         Interest rate Maturity        1994      1993

   Central Maine Power Company:
   Yarmouth Installment Notes         6 3/4% June 1, 2002      $10,250   $10,250
   Yarmouth Installment Notes         6 3/4  December 1, 2003    1,000     1,000
   Industrial Development
   Authority of the State of          7 3/8  May 1, 2014        11,000    11,000
   New Hampshire Notes                7 3/8  May 1, 2014         8,500     8,500
   Finance Authority of Maine         8.16   January 1, 2005    66,429      -
   Maine Electric Power Company,
    Inc.:
   Promissory Notes               Variable*  July 1, 1996        2,590     3,450
   Total Pollution-Control
    Facility and Other Notes                                   $99,769   $34,200

   *The average rate was 4.9% in 1994 and 4.4% in 1993.

          The bonds issued by the Industrial Development Authority of the State of New Hampshire are supported by loan agreements between the Company and the Authority. The bonds are subject to redemption at the option of the Company at their principal amount plus accrued interest and premium, beginning in 2001.

          Lease Obligations: The Company leases a portion of its buildings and equipment under lease arrangements, and accounts for certain transmission agreements as capital leases using periods expiring between 2006 and 2021. The net book value of property under capital leases was $36.2 million and $40.0 million at December 31, 1994, and 1993, respectively. Assets acquired under capital leases are recorded as electric property at the lower of fair-market value or the present value of future lease payments, in accordance with practices allowed by the MPUC, and are amortized over their contract terms. The related obligation is classified as other long-term debt. Under the terms of the lease agreements, executory costs are excluded from the minimum lease payments.

          Estimated future minimum lease payments for the five years ending December 31, 1999, together with the present value of the minimum lease payments, are as follows:

          (Dollars in thousands)                          Amount
          1995                                          $  5,898
          1996                                             5,727
          1997                                             5,555
          1998                                             5,384
          1999                                             5,213
          Thereafter                                      64,563
          Total minimum lease payments                    92,340
          Less: amounts representing interest             53,181
          Present Value of Net
          Minimum Lease Payments                         $39,159

          Sinking Fund Requirements: Consolidated sinking-fund requirements for long-term obligations, including capital lease payments and maturing debt issues, for the five years ending December 31, 1999, are as follows:

          (Dollars in thousands)         Sinking     Maturing
                                           fund        debt         Total
          1995                        $   2,580   $  55,000     $  57,580
          1996                            3,455      34,000        37,455
          1997                            8,477      15,000        23,477
          1998                            9,014     168,000       177,014
          1999                            9,657      60,000        69,657

          Disclosure of Fair Value of Financial Instruments: The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practicable are discussed below. The carrying amounts of cash and temporary investments approximate fair value because of the short maturity of these investments. The fair value of redeemable preferred stock and pollution-control facility and other notes is based on market prices as of December 31, 1994. The fair value of long-term obligations is based on market prices for the same or similar issues, or on the current rates offered to the Company based on the weighted average life of each class of instruments.


          The estimated fair values of the Company s financial instruments as of December 31, 1994 and 1993 are as follows:

                                                     1994               1993
   (Dollars in thousands)                      Carrying   Fair   Carrying   Fair
                                                amount    value   amount   value

   Cash and temporary investments            $ 58,112 $ 58,112  $  1,956 $  1,956
   Redeemable preferred stock                  80,000   79,476    80,000   79,450
   Mortgage bonds                             432,500  374,286   407,500  407,772
   Medium-term notes                          135,000  130,788   146,000  148,132
   Pollution-control facility and other notes  99,769   90,873    34,200   37,253

          Rights Plan: On September 28, 1994, the Board of Directors of the Company adopted a shareholder-rights plan and declared a dividend of one common-share purchase right (a right) for each outstanding share of the common stock, par value $5.00 per share, of the Company (the common shares). The dividend was distributed to the shareholders of record as of the close of business on October 17, 1994. Each right entitles the registered holder to purchase from the Company, one common share at an initial purchase price of $40 per common share, subject to adjustment.

          The rights become exercisable or transferrable apart from the common shares, 10 business days following a public announcement that a person or group (acquiring person) has acquired beneficial ownership of, or commences a tender or exchange offer for, 20 percent or more of the outstanding common shares. The holder of each right not owned by the acquiring person would be entitled to purchase common shares having a market value equal to two times the exercise price of the right (i.e., at a 50 percent discount).

          The purchase price payable and the number of common shares issuable upon exercise of the rights are subject to adjustment from time to time and under certain circumstances.

          The rights will expire on the earlier of (i) the close of business on October 31, 2004, (ii) the time at which the rights are redeemed by the Company or (iii) the time at which the rights are exchanged for common shares at an exchange ratio of one common share per right, as adjusted by the Company.
          At any time prior to a person or group acquiring 20 percent or more of the outstanding common stock, the Board of Directors of the Company may redeem the then outstanding rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

          The terms of the rights may be amended by the Board of Directors of the Company without the consent of the holders of the rights, including, an amendment to lower the threshold for an acquiring person from 20 percent to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding common shares then known by the Company to be beneficially owned by any person and (ii) 10 percent.

          Preferred Stock: Preferred-stock balances outstanding as of December 31, 1994, 1993, and 1992 were as follows:

                                          Current
   (Dollars in thousands, except           Shares
    per-share amounts)                  outstanding      1994      1993      1992
   Preferred Stock - Not Subject to
   Mandatory Redemption:
   $25 par value - authorized
    2,000,000 shares outstanding:              None$     -   $     -        $      -
   $100 par value noncallable -
   Authorized 5,713 shares;
    outstanding: 6% voting                    5,713       571       571       571
   $100 par value callable -
    authorized 2,300,000*
    shares; outstanding:
   3.50% series (redeemable at $101)        220,000    22,000    22,000    22,000
   4.60% series (redeemable at $101)         30,000     3,000     3,000     3,000
   4.75% series (redeemable at $101)         50,000     5,000     5,000     5,000
   5.25% series (redeemable at $102)         50,000     5,000     5,000     5,000
   7 7/8% series (optional redemption
   after 9/1/97, at $100)                   300,000    30,000    30,000    30,000
   Flexible Money Market Preferred Stock,
   Series A   (450,000 shares in 1992)**       None      -         -       45,000
   Preferred Stock - Not Subject
    to Mandatory Redemption                           $65,571   $65,571  $110,571
   Redeemable Preferred Stock - Subject to
   Mandatory Redemption:
   $100 par value callable - authorized
    2,300,000* shares; outstanding:
   8.40% series (71,250 shares in 1992)        None$     -   $     -     $  7,125
   Flexible Money Market Preferred Stock,
   Series A   7.999% (redeemable at $100)   450,000    45,000    45,000      -
   8 7/8% series (redeemable at $104.931)   350,000    35,000    35,000    35,000
   Redeemable Preferred Stock - Subject
    to Mandatory Redemption                           $80,000   $80,000  $ 42,125

          **Total authorized $100 par value callable is 2,300,000 shares. Shares outstanding are classified as Not Subject to Mandatory Redemption and Subject to Mandatory Redemption.
          **The average rate was 3.35% through November 16,1993 and 3.45% in 1992.
          Sinking-fund provisions for the 8 7/8% Series Preferred Stock require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 70,000 shares annually beginning in July 1996. The Company also has the non-cumulative right to redeem up to an equal amount of the respective number of shares annually beginning in 1996, at par plus an amount equal to dividends accrued to the redemption date. The sinking-fund requirement for the five-year period ending December 31, 1999, is $7.0 million annually beginning in 1996.

          On August 27, 1992, the Company issued through a public offering 450,000 shares of Flexible Money Market Preferred Stock, Series A, $100 par value. On November 16, 1993, the Board of Directors voted to fix the dividend at 7.999 percent.

          Sinking-fund provisions for the Flexible Money Market Preferred Stock, Series A, 7.999% require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 90,000 shares annually beginning in October 1999. The Company also has the non-cumulative right to redeem up to an equal number of shares annually beginning in 1999, at par plus an amount equal to dividends accrued to the redemption date.

          Interim Financing and Credit Agreements: The Company uses funds obtained from short-term borrowing, primarily through issuance of commercial paper backed by lines of credit with commercial banks, and its revolving-credit agreements to provide initial financing for construction and other corporate purposes. Annual fees on the unused portion of the lines of credit are 3/8 of 1 percent. Under the terms of these agreements, the Company had no borrowings at December 31, 1994 and had outstanding at December 31, 1993, $15.5 million of commercial paper and $10 million of short-term bank notes.

          On November 7, 1994, the Company entered into an unsecured Competitive Advance and Revolving Credit Facility (revolving credit facility), with several banks and Chemical Bank, as agent for the lenders, to provide up to $80 million of revolving credit loans. The revolving-credit facility supplements the existing $50-million revolving-credit agreement and replaces the Company s previous $73 million of individual lines of credit. The revolving-credit loans under the revolving-credit facility may consist of "Eurodollar Loans" or "ABR Loans," or a combination thereof. The $80-million revolving-credit facility has a term of 364 days and expires November 6, 1995.

          The Company has an unsecured revolving-credit agreement with several banks providing for loans of up to $50 million. The agreement is for a three-year period, but may be extended for successive one-year periods with bank approval. With extensions, the agreement is presently scheduled to expire on October 15, 1996. In addition, long-term floating-rate loans outstanding at the termination of the revolving-credit phase may be payable two years thereafter, under certain conditions. The Company may borrow at rates, as defined within the credit agreement, based on a certificate-of-deposit loan rate, a Eurodollar loan rate, or the agent bank s reference rate. A commitment fee of 3/8 of 1 percent per annum is paid on the unused portion of the line.

          As of December 31, 1994, MEPCO had lines of credit totaling $2.5 million with commercial banks to provide for its working-capital needs. These lines of credit are subject to annual review and renewal. Annual fees for the lines of credit range from 3/16 to 1/4 of 1 percent. At December 31, 1994, and 1993, there was no short-term borrowing outstanding under the MEPCO credit lines.

          Note 8 Quarterly Financial Data (Unaudited)

          Unaudited, consolidated quarterly financial data pertaining to the results of operations, which reflect the seasonality of electric sales and higher rates and lower contribution to earnings per kilowatt-hour during peak-consumption periods, are shown below.

   (Dollars in thousands, except per-share amounts)
                                                                                                                 Quarter ended
                                    March 31    June 30  September 30  December 31
   1994
   Electric operating revenues     $241,026    $212,336    $233,543      $217,978
   Operating income                  26,233      26,609      25,652        11,742
   Net income (loss)                 11,416      15,307      14,083       (64,071)
   Earnings (loss) per common
    share (1)                           .27         .39         .35         (2.06)
   1993
   Electric operating revenues     $236,021    $198,953    $227,383      $231,220
   Operating income                  33,298      24,227      21,623        26,382
   Net income                        21,573      13,702      13,561        12,466
   Earnings per common share (1)        .62         .37         .36           .31
   1992
   Electric operating revenues     $246,624    $203,822    $207,170      $220,079
   Operating income                  34,801      28,678      27,423        23,306
   Net income                        21,521      15,105      15,203        11,754
   Earnings per common share (1)        .67         .45         .44           .30

          (1) Earnings per share are computed using the weighted average number of common shares outstanding during the applicable quarter.
          Note 9 Subsequent Event

          On March 23, 1995, the Company reported that the Maine Yankee Plant, like other pressurized water reactors, has been experiencing degradation of its steam generator tubes, principally in the form of circumferential cracking, which, until early 1995, was believed to be limited to a relatively small number of tubes. Practice has been to plug degraded tubes. During the refueling-and-maintenance shutdown that commenced in early February of 1995 and is continuing, Maine Yankee detected through new inspection methods greater than expected degradation of the steam generator tubes; it is assessing the extent of degradation and evaluating available courses of action to address the matter. A substantial increase in the number of degraded tubes would adversely affect the operation of the Maine Yankee plant and result in substantial additional costs to Maine Yankee, with the Company being responsible for its pro-rata share of non-capital costs. In addition, the Company would also incur substantial replacement power costs, the amount depending on the length of time the Maine Yankee plant is out of service and the prices paid for the replacement power.

          With the effective termination of the reconcilable fuel-and-purchased-power adjustment under the ARP, costs of replacement power during a Maine Yankee outage would in general be treated like other Company expenses, i.e., limited by the ARP's price-index mechanism, and would not be deferred and collected through a specific fuel-rate adjustment, as under pre-1995 ratemaking. Under the ARP no additional price increase beyond the currently pending increase associated with the price index will take effect in 1995 as a result of the Maine Yankee outage. Althouth the ARP contains provisions that could result in rate adjustments based on low earnings or the incurring of extraordinary costs by the Company, neither provision would affect prices in 1995. The result is that costs associated with replacement power during an extended Maine Yankee outage would have an adverse impact on Central Maine's financial results for 1995.

          If repair technologies do not prove feasible, substantial capital expenditures could be required to restore the Maine Yankee plant to service, especially if it is determined that the plant's three steam generators should be replaced. The cost of replacement generators would depend to a large extent on whether suitable generators were already available from a canceled plant or otherwise. If such generators were available, the plant could be out of service for as much as 12 to 18 months. If it were necessary to manufacture and install new generators, the plant could be out of service for a substantially longer period. If the generators were replaced, Maine Yankee might request equity contributions from its common stockholders, including the Company, under its capital funds agreements with them; the stockholders would be required to contribute their pro-rata shares, subject in some cases to regulatory approvals.

          The Company cannot now predict what action Maine Yankee will adopt, to what extent the operation of the Maine Yankee plant will be affected, or what costs will ultimately be borne by the Company, but such costs could have a material impact on the future results of operations of the Company.
                                 REPORT OF MANAGEMENT

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

          The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that the Company s assets are safeguarded, transactions are executed in accordance with management s authorization, and the financial records are reliable for preparing the financial statements. While no system of internal accounting controls can prevent the occurrence of errors or irregularities with absolute assurance, management s objective is to maintain a system of internal accounting controls that meets its goals in a cost-effective manner.

          The Company has policies and procedures in place to support and document the internal accounting controls that are revised on a continuing basis. Internal auditors conduct comprehensive reviews, provide ongoing assessments of the effectiveness of selective internal controls, and report their findings and recommendations for improvement to management.

          The Board of Directors has established an Audit Committee, composed entirely of outside directors, which oversees the Company s financial reporting process on behalf of the Board of Directors. The Audit Committee meets periodically with management, internal auditors, and the independent public accountants to review accounting, auditing, internal accounting controls, and financial reporting matters. The internal auditors and the independent public accountants have full and free access to meet with the Audit Committee, with or without management present, to discuss auditing or financial reporting matters.

          Coopers & Lybrand L.L.P., independent public accountants, has been retained to audit the Company s consolidated financial statements. The accompanying report of independent public accountants is based on their audit, conducted in accordance with generally accepted auditing standards, including a review of selected internal accounting controls and tests of accounting procedures and records.

          David T. Flanagan
          President and Chief Executive Officer

          David E. Marsh
          Vice President, Corporate Services, and Chief Financial Officer