Form 10-K, Exhibit 13
period 1995-12-31
CENTRAL MAINE POWER CO
filed 1996-03-29
CIK 18675

Exhibit 13-1

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


Overview

     In 1995, the Company faced the financial challenge of an 11-month outage at the Maine Yankee Atomic Power Company (Maine Yankee) nuclear plant, and used new pricing flexibility under the Alternative Rate Plan (ARP) to retain and promote electric sales. The Company continued to control costs, reduce non-utility purchased power expense, and expand its lines of business.

     The Company's share of repair costs to the Maine Yankee steam-generator tubes was approximately $10 million; another $29 million was incurred for replacement power during the plant's outage. Under the ARP, these additional costs cannot be deferred for later cost recovery consideration. The ARP
effectively  eliminated  traditional   regulatio's   reconcilable  fuel  clause
adjustment mechanism.

     Earnings   per  share  in  1995  were  $0.86  after   recognition   of  the
approximately   $0.70   per   share   in   Maine   Yankee-related   repair   and
replacement-power costs.

     In mid-January 1996, Maine Yankee returned to operation and was producing power at 90-percent of its maximum production capacity. The Company will incur approximately $300,000 to $500,000 of replacement-power costs for each month that the plant operates at the 90-percent level. Replacement-power expenses in 1996 at that level of production would not involve the level of extraordinary costs incurred in 1995.

     The ARP form of price regulation took effect January 1, 1995. The Company used the ARP's pricing flexibility and entered into five-year definitive agreements with 18 of its large general-service customers. Additionally, the Company has instituted programs in specific residential and commercial markets where it believes customers have competitive options that need to be addressed by lowering applicable tariffs to more competitive levels. Approximately 35 percent of annual kilowatt-hour sales and 22 percent of annual revenues are now covered by special tariffs allowed under the ARP.

     During 1995 the ceiling prices that the Company could charge rose by 2.43 percent under the ARP annual adjustment mechanism. Increases made pursuant to the price-cap adjustment should generate additional annual revenue of approximately $15 million.

     A sharing mechanism in the ARP designed to protect the Company from fluctuations of return on equity outside a specified bandwidth was triggered by the low 1995 earnings. A component of the 1996 ARP increase in price caps will reflect the operation of this mechanism, although the Company has discretion under the ARP to set rates lower than the caps.

     Because the ARP bases annual price changes on an external inflation measure adjusted for productivity gains, managing cost increases below the level of inflation and achieving revenues from sales volume are important for improving the Company's profitability.

     The Company continues to address the anticipated transition to a more competitive industry. While many factors are uncertain, a transition to direct retail competition, could have substantial impacts on the value of utility assets and on their ability to recover costs through rates. Without proper action by regulators, utilities could find above-market costs to be "stranded," or unrecoverable, in the new competitive setting.

     In December 1995, the Maine Public Utilities Commission (MPUC) issued a Notice of Inquiry for investigating the future structure of the electric-utility industry in Maine. The MPUC proceeding is being conducted as the result of a 1995 Maine Legislative Resolve that established a process for reviewing issues of competition and structure for electric utilities. The MPUC is expected to conclude its investigation under the Notice of Inquiry by late 1996 and report its findings and recommendations to the Legislature in early 1997.

     In late January 1996, the Company filed a proposal in response to a MPUC Notice of Inquiry outlining its recommendations for an orderly transition to competition and for adequate reimbursement of its potentially strandable costs. The major elements of the Company's proposed plan are:

     (1) The Company's generating assets, contracts and obligations would be separated from its transmission-and-distribution assets and obligations;

     (2) Retail customers would begin to have the opportunity to purchase unbundled energy directly from suppliers, marketers or load aggregators in the year 2000, with possible phase-in to total open access over a period of years;

     (3) Economic and resource-planning regulation of generation would cease, with the Federal Energy Regulatory Commission (FERC) continuing to regulate transmission, and distribution remaining a franchised monopoly. The entity providing distribution services would be subject to performance-based earnings regulation similar to the ARP; the duty to serve would be replaced by a duty to connect customers to the retail generation market;

     (4) An opportunity for full recovery of strandable costs would be achieved through a transition charge to all retail customers; generation-related strandable costs would be recovered through a transition contract between the generation company and the transmission-and-distribution company.

     The Company has substantial exposure to cost stranding relative to its size. As of December 31, 1995, the Company estimates its strandable costs could be approximately $2 billion. These costs represent the excess of the costs of purchased-power obligations and the Company's own generating costs over the market value of the power, and the costs of deferred charges and other regulatory assets. Of the $2 billion, approximately $1.3 billion is related to above-market costs of purchased-power obligations, approximately $200 million is related to estimated net above-market cost of the Company's own generation, and the remaining $500 million is related to deferred regulatory assets.

     The estimated market rate for power is based on currently existing market conditions and anticipated inflation escalation. The present value of future purchased-power obligations and the Company's generating costs reflects the underlying costs of those sources of generation in place today, with reductions for contract expiration and ongoing depreciation. Deferred regulatory asset totals reflect the current uncollected balances and existing amortization schedules. The Company's strandable-cost exposure is expected to decline over time as the market price of power increases, non-utility generator (NUG) contracts expire, and regulatory assets are recovered.

     Estimated strandable costs are highly dependent on estimates of the future market for power. Higher market rates lower stranded-cost exposure, while lower market rates increase it. In addition to market-related impacts, any estimate of the ultimate level of strandable costs depends on state and federal regulations; the extent, timing and form that competition for electric service will take; the ongoing level of the Company's costs of operations; regional and national economic conditions; growth of the Company's sales; timing of any changes that may occur from state and federal initiatives on restructuring; and the extent to which regulatory policies ultimately address recovery of strandable costs.

     Major cost stranding would have a material adverse effect on the Company's results of operations. The Company believes it is entitled to recover substantially all of its potential strandable costs, but cannot predict when or if open electric energy competition will occur in its service territory, how much it might ultimately be allowed to recover through state or federal regulation, the future market price of electricity, or the timing or implementation of any formal recommendations in any regulatory or legislative proceedings dealing with such issues.

     The Company declared dividends of $0.90 per share in 1995, unchanged from the 1994 level. In December 1993, the quarterly dividend payment per share of common stock was reduced from $0.39 to $0.225. This reduction reflected the then-current earnings levels and the near-term financial outlook. Dividend and capital structure policy will continue to be reviewed by management and the Board of Directors and will take into consideration such issues as achieved and anticipated earnings, capital needs, business opportunities and business risk, the structure of the Company and the industry, and the overall need to assure that financial risk and business risk are aligned. Near-term, the Company anticipates a need to increase its equity capitalization as a result of higher business risk and a desire to restore its credit standing that has been weakened in recent years.

     The Company continues to face the challenges of change and must achieve and maintain financial performance and resources commensurate with both the provision of service as demanded by customers and the obligation to achieve competitive returns on investor capital.

     The ensuing issues associated with the restructuring of the electric industry, the pressure from existing competitive energy sources, and the appetite of customers for choices and enhanced service are challenges that the Company is aggressively addressing.

Financial Objectives:

     1. Continue increasing the efficiency of operations; cost management under price-cap regulation must replace the cost-plus culture that traditional regulation can entail.

     2. Focus on volume of sales as a revenue builder; revenue from prices is capped.

     3. Align financial policies to match changing business needs and risks; competition tends to increase business risk, which in turn impacts the desired level of fixed-charge obligations.

     4. Expand areas of investment for growth; open competition in electric energy could significantly reduce traditional sales-growth opportunities.

     5. Recover the substantial investments made and costs being incurred for existing service obligations; open competition could strand these costs, absent a transition mechanism for recovery.

                       Management's Discussion & Analysis


Earnings and Dividends

     For 1995, the Company generated net income of $38.0 million, compared to a net loss of $23.3 million in 1994, and net income of $61.3 million in 1993. The earnings applicable to common stock were $27.8 million in 1995 or $0.86 per share, while the loss applicable to common stock was $33.8 million or $1.04 per share in 1994. Earnings applicable to common stock were $52.5 million or $1.65 per share in 1993. Net income in 1995 reflects $29 million of replacement purchased-power energy expense and $10 million for the Company's share of sleeving repair costs during the extended shutdown at Maine Yankee. The two items reduced earnings applicable to common stock by $22.9 million after income taxes, or $0.70 per share. See "Maine Yankee Steam-Generator Tubes," below, for a detailed discussion of these matters. The loss in 1994 reflects the write-off of approximately $100 million ($60 million after taxes) of deferred balances in accordance with the MPUC order in the ARP proceeding discussed fully below under the caption "Alternative Rate Plan" and Note 3 to Consolidated Financial Statements, "Regulatory Matters - Alternative Rate Plan." This write-off had the effect of reducing earnings per share by $1.85. Absent the write-off, earnings for 1994 would have been $0.81 per share.

     Total dividends declared in 1995 and 1994 were $0.90 per common share, and $1.395 per share for 1993. In December 1993, the quarterly dividend payment per share of common stock was reduced from $0.39 to $0.225.

Revenues and Sales

     Electric operating revenues increased by $11.1 million or 1.2 percent to $916.0 million in 1995, and by $11.3 million or 1.3 percent to $904.9 million in 1994. The components of the change in electric operating revenues are as follows:

(Dollars in millions) ....................................      1995     1994
Revenues from kilowatt-hour sales ........................   $  (4.7) $  20.7
Other operating revenues .................................       8.7     (8.1)
Maine Electric Power Company, Inc. - Fuel cost recovery ..       7.1     (1.3)
Total Change in Electric Operating Revenues ..............   $  11.1  $  11.3

     Refer to "Alternative Rate Plan" below, for a discussion of new rates and their impact on revenues.

     The Company's service-area sales for the years 1995, 1994, and 1993 are shown in the following table:

(Kilowatt-hours in millions)
                                                      1995                  1994                 1993
                                                KWH      % change      KWH      % change      KWH    % change
Residential ........................           2,802       (2.0)%     2,860       (0.9)%     2,884       (3.5)%
Commercial .........................           2,477        1.6       2,439        2.2       2,387        0.9
Industrial .........................           3,547       (4.7)      3,720       (1.9)      3,791        3.2
Wholesale and
   lighting ........................             136       (8.7)        149       (3.5)        155        0.3
Total Service-
  Area Sales .......................           8,962       (2.2)%     9,168       (0.5)%     9,217        0.4%

     The primary factors in the service-area kilowatt-hour sales decrease were low economic growth, the loss of a major industrial customer in September 1994, energy management, and loss of sales due to conversions from electricity to alternative fuels for such purposes as space and water heating.

     The average number of residential customers increased by 5,076 in 1995, 4,679 in 1994, and 4,771 in 1993, while average usage per residential customer declined by 3.1 percent in 1995, 1.9 percent in 1994 and 4.5 percent in 1993.

     The 1995 and 1994 increases in commercial sales reflect increases in the retail and service sectors. Combined, these sectors comprise approximately 60 percent of commercial sales. Also, sales to Maine Yankee increased by 14.7 million kilowatt hours in 1995 due to its extended outage.

     Industrial sales levels are significantly affected by changes in power supplied to the pulp-and-paper industry customers, who account for approximately 63 percent of industrial sales and approximately 25 percent of total service-area sales. Sales to the pulp-and-paper sector decreased by 8.6 percent in 1995 and by 3.6 percent in 1994, and increased by 3.2 percent in 1993. The 1995 and 1994 decreases reflect lower sales levels primarily due to the late-1994 loss of a major customer that had previously purchased approximately 280 million kilowatt-hours annually. Refer to "Alternative Rate Plan" and "Competition and Economic Development," below, and Note 4 to Consolidated Financial Statements, "Commitment's and Contingencies - Competition," for additional information regarding the loss of this customer and the Company's actions to preserve its remaining large-industrial-customer base and other customer groups. Sales to all other industrial customers as a group increased
2.7 percent in 1995, 1.5 percent in 1994, and 3.3 percent in 1993.

Alternative Rate Plan

     In December 1994, the MPUC approved a stipulation, signed by most of the parties to the Company's ARP proceeding, to take effect January 1, 1995. This follow-up proceeding to the Company's 1993 base-rate case was ordered by the MPUC in an effort to develop a five-year plan containing price-cap, profit-sharing, and pricing-flexibility components. The price-cap mechanism provides for the Company's retail rate increase to be capped annually on July 1, commencing July 1, 1995, at a percentage combining (1) a price index, (2) a productivity offset, (3) a sharing mechanism, and (4) flow-through items and mandated costs. The price cap applies to all of the Company's retail rates, and includes fuel-and-purchased-power costs that previously had been treated separately. The components of the July 1, 1995, rate increase of 2.43 percent are the inflation index of 2.92 percent, reduced by a productivity offset of 0.5 percent, and increased by 0.01 percent for flowthrough items and mandated costs. As stated in the MPUC's order approving the ARP, operation under the ARP continues to meet the criteria of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No.
71). As a result, the Company will continue to apply the provisions of SFAS No. 71 to its accounting transactions and to its financial statements.

     For a detailed discussion of each of the individual provisions of the ARP refer to Note 3 to Consolidated Financial Statements, "Regulatory Matters - Alternative Rate Plan."

     In 1994, the Company agreed in the ARP negotiations to record charges of approximately $100 million ($60 million, net of tax) against 1994 earnings. These charges, along with the other provisions of the ARP, will lessen the impact of future price increases for MPUC-mandated costs.

     The Company believes the ARP provides the benefits of needed pricing flexibility to set prices between defined floor and ceiling levels in three service categories: (1) existing customer classes, (2) new customer classes for optional targeted services, and (3) special-rate contracts. The Company believes that the added flexibility will position it more favorably to meet the competition from other energy sources that has eroded segments of its customer base. Some price adjustments could be implemented upon 30-days' notice by the Company, while certain others would be subject to expedited review by the MPUC.

     The ARP also contains provisions to protect the Company and ratepayers against unforeseen adverse results from its operation. These include review by the MPUC if the Company's actual return on equity falls outside a designated range, a mid-period review of the ARP by the MPUC in 1997 (including possible modification or termination), and a "final" review by the MPUC in 1999 to determine whether or with what changes the ARP should continue in effect after 1999.

     During 1995, primarily as a result of the extended Maine Yankee outage, the Company's rate of return on equity was 5.7 percent, a level below the low end of the earnings-sharing mechanism. Return on equity is one factor in the ARP for determining the maximum annual adjustment in the Company's rates, scheduled for July 1996.

     While the ARP provides the Company with an expanded opportunity to be rewarded for efficiency, it also presents the risk of reduced rates of return if costs are not controlled, or if revenues from sales decline or are not adequate to fund costs and provide fair rates of return on invested capital.

Maine Yankee Steam-Generator Tubes

     The Company, through its equity investment totaling approximately $26.8 million at December 31, 1995, owns a 38-percent stock interest in Maine Yankee, which owns and operates an 880-megawatt nuclear generating plant in Wiscasset, Maine, and is entitled under a cost-based power contract to an approximately equal percentage of the Plant's output. The Maine Yankee Plant, like other pressurized-water reactors, experienced degradation of its steam-generator tubes, principally in the form of circumferential cracking, which, until early 1995, was believed to be limited to a relatively small number of tubes. During the refueling-and-maintenance shutdown that commenced in early February 1995, Maine Yankee detected through new inspection methods increased degradation of the Plant's steam-generator tubes. Approximately 60 percent of the Plant's 17,000 steam-generator tubes appeared to have defects to some degree. Because of the large number of affected tubes, the remedy of plugging the degraded tubes to take them out of service was no longer a viable option.

     Following a detailed analysis of safety, technical, and financial considerations, Maine Yankee elected to repair the tubes by inserting and welding short reinforcing sleeves of an improved material in substantially all of the Plant's steam-generator tubes; this was completed in December 1995. The project caused Maine Yankee to incur additional costs during 1995, with the Company being responsible for its pro-rata share. The Company has also incurred substantial incremental costs for replacement power.

     With the termination of the reconcilable fuel-and-purchased-power adjustment under the ARP, the Company's costs of replacement power during the Maine Yankee outage have been treated like other Company expenses, i.e., recoverable only to the extent permitted by the ARP's price-index mechanism, and were not deferred to be collected through a specific fuel-rate adjustment, as under pre-1995 ratemaking. Under the ARP, no additional price increase other than the 2.43-percent increase effective July 1, 1995, could occur in 1995 as a result of the Maine Yankee outage.

     The Company's $10-million share of repair costs was less than the estimated $15 million recorded in the second quarter of 1995 and resulted in a $5-million reduction to purchased power-capacity expense in the fourth quarter of 1995. Both the Company and Maine Yankee implemented cost-reduction measures to mitigate these additional costs. The Company's incremental replacement-power costs totaled approximately $29 million for the twelve months ended December 31, 1995.

     On January 11, 1996, Maine Yankee began start-up operations and was up to 90-percent generation levels by January 24, 1996. Replacement power costs for January 1996, were approximately $2.7 million. However, the Plant's operations are under review by the Nuclear Regulatory Commission (NRC). Until the NRC completes its investigation, the Plant will operate at approximately 90 percent of its generating capacity. As a result, the Company will continue to incur additional replacement-power costs for the 10 percent of its share of Maine Yankee energy it will not receive until the Plant returns to 100-percent generation levels. These additional costs, as was the case with those incurred during 1995, are not reconcilable under a fuel-adjustment clause and, therefore, the Company estimates it will incur approximately $300,000 to $500,000 per month in additional costs until the Plant returns to full power.

Industry Restructuring and Strandable Costs

     The enactment by Congress of the Energy Policy Act of 1992 accelerated planning by electric utilities, including the Company, for transition to a more competitive industry. The functional areas in which competition will take place, the regulatory changes that will be implemented, and the resulting structure of both the industry and the Company are all uncertain, but a transition to direct competition to serve retail customers is widely anticipated. A departure from traditional regulation, however, could have substantial impacts on the value of utility assets and on the ability of electric utilities to recover their costs through rates. In the absence of full recovery, utilities would find their above-market costs to be "stranded," or unrecoverable, in the new competitive setting.

     On March 29,  1995,  as part of a broader  Notice  of  Proposed  Rulemaking
(NOPR) related to open-access transmission and stranded costs, and designed to facilitate the development of a competitive market, the Federal Energy Regulatory Commission (FERC) expressed support for the principle that utilities are entitled to full recovery of their "legitimate and verifiable" stranded costs at both the state and federal levels. Earlier, the MPUC had initiated a rulemaking proceeding on stranded costs at the retail level with a preliminary proposal that supported recovery of stranded costs, but that contained significant mitigation requirements which the Company believed would have resulted in non-recovery of significant costs. The MPUC terminated its proceeding after FERC issued its NOPR to avoid "parallel and duplicative proceedings."

     In 1995 the Maine Legislature commenced a process of developing recommendations for the MPUC on the future structure of the electric utility industry in Maine. A diverse committee appointed by the Maine Legislature failed to reach consensus by its late 1995 deadline.

     In late January 1996, the Company filed a proposal outlining its recommendations for an orderly transition to competition and adequate reimbursement of its potentially strandable costs with the MPUC. The major elements of the Company's proposed plan are the following:

     (1) The Company's generating assets, contracts and obligations would be separated from its transmission and distribution assets and obligations by distributing shares of a newly formed transmission-and-distribution company to the Company's stockholders;

     (2) Assuming certain necessary changes in the management and operation of the regional transmission grid, retail customers would begin to have the opportunity to purchase unbundled energy directly from suppliers, marketers, or load aggregators in the year 2000, with possible phase-in to total open access to such energy over a period of years;

     (3) Economic and resource-planning regulation of generation would cease, with FERC continuing to regulate transmission, and distribution remaining a franchised monopoly. The entity providing distribution services would be subject to performance-based regulation of its earnings, similar to the Company's present ARP, and the duty to serve would be replaced by a duty to connect customers to the retail generation market;

     (4) Full recovery of strandable costs would be achieved through a transition charge to all retail customers, with generation-related strandable costs recovered through a transition contract between the generation company and the transmission-and-distribution company. Amounts recovered would include costs of fulfilling obligations under contracts with NUGs, as well as investments (and returns thereon) and other obligations undertaken by the Company in fulfilling its legal duty to serve, with incentives for the Company to mitigate such costs where practicable.

     Substantial opposition has emerged in both the FERC and state proceedings to allowing full recovery of stranded costs, largely from customer groups and NUGs. The Company expects to expend significant effort on restructuring initiatives at both the state and federal level in 1996, although the timing of any formal recommendations in any proceedings is yet to be determined.

     The Company has substantial exposure to cost stranding relative to its size. As of December 31, 1995, the Company estimates its strandable costs could be approximately $2 billion. These costs represent the excess of the costs of purchased-power obligations and the Company's own generating costs over the market value of the power; and the costs of deferred charges and other regulatory assets. Of the $2 billion, approximately $1.3 billion is related to above-market costs of purchased-power obligations, approximately $200 million is related to estimated net above-market cost of the Company's own generation, and the remaining $500 million is related to deferred regulatory assets.

     The estimated market rate for power is based on existing market conditions and anticipated inflation escalation. The present value of future purchased-power obligations and the Company's generating costs reflects the underlying costs of those sources of generation in place today, with reductions for contract expiration and ongoing depreciation. Deferred regulatory asset totals reflect the current uncollected balances and existing amortization schedules. The Company's strandable-cost exposure is expected to decline over time as the market price of power increases, non-utility generator (NUG) contracts expire, and regulatory assets are recovered.

     Estimated strandable costs are highly dependent on estimates of the future market for power. Higher market rates lower stranded cost exposure, while lower market rates increase it. In addition to market-related impacts, any estimate of the ultimate level of strandable costs depends on state and federal regulations; the extent, timing and form that competition for electric service will take; the ongoing level of the Company's costs of operations; regional and national economic conditions; growth of the Company's sales; timing of any changes that may occur from state and federal initiatives on restructuring; and the extent to which regulatory policies ultimately address recovery of strandable costs.

     Major cost stranding would have a material adverse effect on the Company's results of operations. The Company believes it is entitled to recover substantially all of its potential strandable costs, but cannot predict when or if open electric energy competition will occur in its service territory, or how much it might ultimately be allowed to recover through state or federal regulation, the future market price of electricity, or the timing or implementation of any formal recommendations in any regulatory or legislative proceedings dealing with such issues.

     The Company believes there are many uncertainties associated with any major restructuring of the electric utility industry in Maine. Among them are: the positions that will ultimately be taken by the MPUC on the Company's proposal and other options and proposals submitted in response to the Notice; the role of the FERC in any restructuring involving the Company and the ultimate positions it will take on relevant issues within its jurisdiction; to what extent the United States Congress will become involved in resolving or redefining the issues through legislative action and, if so, with what results; whether the necessary political consensus can be reached on the significant and complex issues involved in changing the long-standing structure of the electric-utility industry; and, particularly with respect to the Company, to what extent the Company will be permitted to recover its strandable costs.

Competition and Economic Development

     The Company faces competition in several aspects of its traditional business and anticipates that competition will continue to place pressure on both sales and the price the Company can charge for its product. Alternative fuels and recent modifications to regulations that had restricted competition from suppliers outside of the Company's service territory have expanded customers' energy options. As a result, the Company continues to pursue retention of its customer base. This increasingly competitive environment has resulted in the Company's entering into contracts with its wholesale customers, as well as with certain industrial, commercial, and residential customers, to provide their energy needs at prices and margins lower than the current averages.

     Pursuant to the pricing-flexibility provisions of the ARP, the Company redesigned some rates to encourage off-peak usage and discourage switching to alternative fuels. These include Bonus Block rates, which give a 50 percent discount on kilowatt-hours used above 750; water-heat and space-heat retention rates; and Super-Saver rates, which discount off-peak usage. In 1994, the Company lowered tariffs for its large general-service customers and executed separate five-year definitive agreements with 18 individual customers providing additional reductions. The participating customers agreed to take electrical service from the Company for five years and agreed not to switch fuels, install new self-generation equipment, or seek another supplier of electricity for existing electrical load during that period. Approximately 35 percent of annual kilowatt-hour sales and 22 percent of annual revenues are covered under special tariffs allowed under the pricing flexibility provisions of the ARP. Refer to
Note 4 to Consolidated Financial Statements, "Commitments and Contingencies - Competition," for detail.

     The Company is actively promoting economic development for Maine by helping to bring a $600-million expansion by one of its major customers to the state through economic-development rates, and sponsoring "Maine & Company," a private and public partnership that will market Maine as a place to do business.

Non-Utility Generators

     In accordance with prior MPUC policy and the ARP, $125 million of buy-out or restructuring costs incurred since January 1992 were included in Deferred Charges and Other Assets on the Company's balance sheet and will be amortized over their respective fuel savings periods. The Company restructured 37 contracts representing 297 megawatts of capacity that should result in approximately $260 million in fuel savings over the next five years.

Expansion Of Lines Of Business

     Another way the Company is addressing competition is to expand its business opportunities through subsidiaries that capitalize on existing strengths. MaineCom Services, which was approved by the MPUC on July 13, 1995, will seek to develop opportunities in expanding markets by arranging fiber-optic data service
for  bulk   carriers,   offering   support  for  cable-TV  or  "super-cellular"
personal-communication vendors, and providing other telecommunications consulting services. Telesmart, approved September 9, 1995, is a credit-and-collections subsidiary. CMPE3 is an environmental and engineering division of CMP International Consultants. All subsidiaries utilize skills of former Company employees and compete for business with other companies.

Environmental Actions

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

Expenses and Taxes

     The Company's fuel expense, comprising the cost of fuel used for company generation and the energy portion of purchased power (the largest expense category), was 51 percent of total operating expense in 1995, and 54 percent in 1994 and 1993. Purchased-power energy expense includes all costs associated with purchases from NUGs, which amounted to 77 percent of this expense category in 1995. Fuel expense fluctuates with changes in the price of oil, the level of energy generated and purchased, and changes in the Company's own generation mix.

     Through December 31, 1994, changes in fuel expense were provided rate treatment through a fuel clause. Under the ARP, effective January 1, 1995, fuel-expense recovery is subject to the annual index-based price change. Fuel cost decreases are generally retained by the Company. Fuel expense for Maine Electric Power Company, Inc. (MEPCO), a 78-percent-owned subsidiary of the Company, is fully recoverable through billing to MEPCO participants and fluctuates with participants' energy requirements.

     The extended outage at Maine Yankee (see "Maine Yankee Steam-Generator Tubes") had a significant effect on fuel expense, including purchased-power energy and purchased-power capacity expense, and the Company's generation mix in 1995. Maine Yankee supplied 22 percent of the Company's generation mix in 1994 at a cost of less than three cents per kilowatt-hour. The Company replaced this power through short-term agreements with New Brunswick Power and Hydro-Quebec.

     The Company's oil-fired generation increased to 21.6 percent, up from 12.1 percent of 1994 net generation, and 15.5 percent in 1993. The NUG component of the energy mix decreased slightly from 37.2 percent to 36.8 percent, as a result of the ongoing efforts to reform the Company's NUG contracts. The average price of NUG energy of 8.4 cents per kilowatt-hour is significantly higher than the Company's own cost of generation, and much higher than the price of energy on today's open market. The Company continues to try to moderate the cost of non-utility generation by pursuing renegotiation of contracts, by supporting legislative bills that would promote that objective, and by other means such as strict contract term enforcement.

     Purchased-power capacity expense is the non-fuel operation, maintenance, and cost-of-capital expense associated with power purchases, primarily from the Company's share of four Yankee nuclear generating facilities. The approximately $10-million cost of the Maine Yankee steam-generator tube repairs was recorded in purchased-power capacity expense in 1995.

     The level of purchased-power capacity expense also fluctuates with the timing of the maintenance and refueling outages at the other Yankee nuclear generating facilities in which the Company has equity interests. The cost of capacity increases during refueling periods. During 1992, Yankee Atomic Electric Company, in which the Company is a 9.5-percent equity owner, discontinued power generation and prepared a plan for decommissioning. Purchased-power capacity expense in 1995, 1994, and 1993 contained approximately $4.0 million, $5.2 million, and $5.7 million, respectively, of costs related to this facility. Refer to Note 6 to Consolidated Financial Statements, "Capacity Arrangements - Power Agreements," for a more detailed discussion of this matter.

     Operation-and-maintenance expense increased by $34.4 million in 1995 and by $4.9 million in 1994. The 1995 increase reflects significantly higher charges totaling approximately $27.7 million for amortization and cost of purchased-power contract buy-outs. Also reflected is a one-time charge of $5.6 million related to a Special Retirement Offer (SRO) to all employees aged 50 or more who had at least five years of continuous service. The goal of the SRO was to help the Company achieve financial savings and make the organizational changes it needs to be an effective competitor in the energy marketplace. Approximately 200 employees accepted the SRO.

     The Company implemented several new business processes and restructured its customer-operations functions, closing and consolidating locations. These new processes are aimed at streamlining the Company's business practices in division operations, billing, purchasing, inventory, accounts payable, payroll, and system design and construction. Two reengineering teams were formed in 1995, a Financial Controls team and a Customer Service team. These teams sought radical change to realize dramatic improvements. Currently, 60 projects have been approved, and many are underway as a result of these teams' efforts, with implementation periods ranging from three weeks to two years.

     Interest expense included a full year's interest costs in 1995 due to the issuance of the Finance Authority of Maine Note in October 1994 to finance the buy-out of a major NUG contract, and lower interest cost from a decrease in the amount of Medium-Term Notes outstanding. The Company's overall level of interest expense during 1994 reflects the issuance of additional General and Refunding Mortgage Bonds and additional notes under the Company's Medium-Term Note program to replace short-term borrowings outstanding during 1993. Short-term interest costs over the period 1993 through 1995 fluctuated with the costs and average outstanding balances of short-term debt.

     The Company reduced the level of Flexible Money Market Preferred Stock outstanding by $5.5 million purchased in anticipation of the sinking-fund requirement, thereby reducing dividends in 1995 by $300,000. The increase in aggregate dividends on preferred stock for the two-year period ended December 31, 1994, is due to the conversion of the dividend on the Company's Flexible Money Market Preferred Stock in November 1993 to a fixed rate. The average variable rate in 1993 was 3.35 percent, while the fixed rate is 7.999 percent.

     State and federal income taxes fluctuate with the level of pre-tax earnings and the regulatory treatment of taxes by the MPUC. The significant decrease in income-tax expense for 1994 is due to the impact of the loss from the write-off of deferred balances in accordance with the MPUC's ARP order. See Note 2 to Consolidated Financial Statements, "Income Taxes," for more information.

Liquidity and Capital Resources

     The MPUC approved increases in base and fuel-related electric rates in 1993 and 1994, and a 2.43-percent increase in total rates under the ARP in 1995 that produced additional cash. Increases in rates under the ARP were based on increases in the related price index and provisions for certain mandated costs. Prior rate increases were provided to fund costs of fuel, energy-management programs, operations, maintenance, systems improvements, investments in generation needed to ensure the Company's continued ability to provide reliable electric service, and collection of unbilled revenues recorded pursuant to the Electric Revenue Adjustment Mechanism (ERAM).

     Approximately $114.5 million of cash was provided from net income before non-cash items. An additional $21.0 million of cash was generated from fluctuations in working capital, primarily from refunds of income taxes related to the 1994 net loss. Other operating activities, including the financing of deferred energy-management programs and the buy-out of NUG contracts, required cash resources.

     Increased average cash balances and reduced capital investment programs resulted in very little investment-related activity during 1995. The issuance and redemption of Medium-Term Notes and the purchase of Flexible Money Market Preferred Stock used $35 million and $5.5 million, respectively, of cash during 1995. Effective in January 1994, the Company announced that it was electing the option under its Dividend Reinvestment and Common Stock Purchase Plan to purchase shares pursuant to this plan on the market, rather than issue new shares. Dividends paid on common stock were $29.2 million, while preferred-stock dividends were $10.3 million.

     Capital-investment activities, primarily construction expenditures, utilized $47.1 million in cash during 1995. Construction expenditures comprised approximately $4.5 million for generating projects, $3.5 million for transmission, $30.8 million for distribution, and $6.1 million for general facilities and other construction expenditures.

     The Company estimates its capital expenditures for the period 1996 through 2000 at approximately $334 million. Actual capital expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. During the five-year period, the Company also anticipates incurring approximately $471 million for sinking funds, debt and equity maturities.

     The Company estimates that for the period 1996 through 2000, internally generated funds from depreciation, deferred taxes, and retained earnings should provide a substantial portion of the construction-program requirements. Current expectations place little reliance on external funding sources to meet the capital expenditure requirements for the next several years. However, the availability at any particular time of internally generated funds for such requirements will depend on working-capital needs, market conditions, and other relevant factors.

     The Company's $150-million Medium-Term Note program was implemented to provide flexibility to meet financing needs and provide access to a broad range of debt maturities. As of December 31, 1995, $92 million of Medium-Term Notes were outstanding; that, pursuant to the terms of the program, permits the issuance of an additional $58 million of such notes.

     To support its short-term capital requirements, the Company entered into a revolving-credit facility with several banks and Chemical Bank, as agent for the lenders, to provide up to $80 million of revolving-credit loans. The Company also has an unsecured $50-million revolving-credit agreement with several banks that can be used to support commercial-paper borrowing or as short-term financing. However, access to commercial paper markets has been substantially reduced, if not eliminated, as a result of downgrading of the Company's credit ratings. The amount of outstanding short-term borrowing will fluctuate with day-to-day operational needs, the timing of long-term financing, and market conditions.

Factors That May Affect Future Results

     This discussion contains forecast information items that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information is necessarily only estimated. There can be no assurance that actual results will not materially differ from expectations. Actual results have varied materially and unpredictably from expectations.

     Factors that could cause actual results to differ materially include, among other matters, electric utility restructuring, including the ongoing state and federal activities; future economic conditions; earnings-retention and dividend-payout policies; developments in the legislative, regulatory, and competitive environments in which the Company operates; and other circumstances that could affect anticipated revenues and costs, such as unscheduled maintenance or repair requirements and compliance with laws and regulations.

Consolidated Financial Statements

Consolidated Statement of Earnings

(Dollars in thousands, except per-share             Year ended December 31
    amounts)
                                                 1995        1994        1993
Electric Operating Revenues (Notes 1 and 3)   $916,016     $904,883    $893,577
Operating expenses
Fuel used for company generation (Notes 1
  and 6)                                        18,702       14,783      16,906
Purchased power - energy (Notes 1 and 6)       408,072      430,874     408,944
Purchased power - capacity (Note 6)             93,489       77,775      84,520
Other operation                                188,013      153,700     148,318
Maintenance                                     32,862       32,820      33,311
Depreciation and amortization (Note 1)          55,023       55,992      53,138
Federal and state income taxes (Note 2)         13,328       28,300      25,716
Taxes other than income taxes                   27,885       25,512      23,023
Total Operating Expenses                       837,374      819,756     793,876
Equity in Earnings of Associated Companies
  (Note 6)                                       7,217        5,109       5,829
Operating Income                                85,859       90,236     105,530
Other income (expense)
Allowance for equity funds used during
   construction (Note 1)                           663          807       1,523
Other, net (Note 3)                              7,170     (105,133)       (673)
Income taxes (Notes 2 and 3)                    (2,704)      42,443       3,127
Total Other Income (Expense)                     5,129      (61,883)      3,977
Income Before Interest Charges                  90,988       28,353     109,507
Interest charges
Long-term debt (Note 7)                         50,307       46,213      42,266
Other interest (Note 7)                          3,244        5,887       6,784
Allowance for borrowed funds used during
   construction (Note 1)                          (543)        (482)       (845)
Total Interest Charges                          53,008       51,618      48,205
Net income (loss)                               37,980      (23,265)     61,302
Dividends on preferred stock                    10,178       10,511       8,842
Earnings (Loss) Applicable to Common Stock    $ 27,802     $(33,776)   $ 52,460
Weighted Average Number of Shares of
   Common Stock Outstanding                 32,442,752   32,442,408  31,789,114
Earnings (Loss) Per Share of Common Stock        $0.86       $(1.04)      $1.65
Dividends Declared Per Share of Common
  Stock                                          $0.90       $ 0.90      $1.395
The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet
(Dollars in thousands)                                        December 31
Assets                                                      1995        1994
Electric property, at original cost (Notes 6 and 7)      $1,611,941  $1,579,632
Less: accumulated depreciation (Notes 1 and 6)              560,078     521,645
Electric property in service                              1,051,863   1,057,987
Construction work in progress (Note 4)                       15,928      13,647
Nuclear fuel, less accumulated amortization of $8,909 in
   1995 and $8,110 in 1994                                    1,391       2,181
Net electric property                                     1,069,182   1,073,815
Investments in associated companies, at equity (Notes 1
 and 6)                                                      54,669      49,602
Net Electric Property and Investments in Associated
  Companies                                               1,123,851   1,123,417
Current assets
Cash and cash equivalents                                    57,677      58,112
Accounts receivable, less allowances for uncollectible
   accounts of $3,313 in 1995 and $3,301 in 1994:
         Service - billed                                    87,140      81,289
         Service - unbilled (Notes 1 and 3)                  41,798      38,153
         Other accounts receivable                           15,131      12,088
Prepaid income taxes (Note 2)                                     -      28,068
Fuel oil inventory, at average cost                           3,772       4,113
Materials and supplies, at average cost                      12,772      13,026
Funds on deposit with trustee (Note 7)                       29,919      27,820
Prepayments and other current assets                          9,192       9,337
Total Current Assets                                        257,401     272,006
Deferred charges and other assets
Recoverable costs of Seabrook 1 and abandoned projects,
  net (Note 1)                                               95,127     101,976
Yankee Atomic purchased-power contract (Note 6)              21,396      38,777
Regulatory assets - deferred taxes (Note 2)                 235,081     233,234
Deferred charges and other assets (Notes 1 and 3)           260,063     276,597
Total Deferred Charges and Other Assets                     611,667     650,584
Total Assets                                             $1,992,919  $2,046,007
Stockholders' Investment and Liabilities
Capitalization (see separate statement) (Note 7)
Common-stock investment                                   $ 490,005   $ 491,323
Preferred stock                                              65,571      65,571
Redeemable preferred stock                                   67,528      80,000
Long-term obligations                                       622,251     638,841
Total Capitalization                                      1,245,355   1,275,735
Current liabilities and interim financing
Interim financing (see separate statement) (Note 7)          34,000      63,000
Sinking-fund requirements (Note 7)                           10,455       2,580
Accounts payable                                            108,170      97,800
Dividends payable                                             9,823       9,932
Accrued interest                                             12,648      14,102
Accrued income taxes (Note 2)                                 3,668           -
Miscellaneous current liabilities                            13,870      10,535
Total Current Liabilities and Interim Financing             192,634     197,949
Commitments and Contingencies (Notes 4 and 6)
Reserves and deferred credits
Accumulated deferred income taxes (Note 2)                  351,868     348,287
Unamortized investment tax credits (Note 2)                  32,452      34,167
Yankee Atomic purchased-power contract (Note 6)              21,396      38,777
Regulatory liabilities - deferred taxes (Note 2)             50,366      53,937
Other reserves and deferred credits (Note 5)                 98,848      97,155
Total Reserves and Deferred Credits                         554,930     572,323
Total Stockholders' Investment and Liabilities           $1,992,919  $2,046,007
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
 (Dollars in thousands)                                                                Year ended December 31
                                                                                   1995           1994        1993
Operating Activities
Net income (loss) ............................................................   $  37,980    $ (23,265)   $  61,302
Items not requiring (providing) cash:
ARP-related charges (Note 3) .................................................        --        100,390         --
Depreciation and amortization ................................................      80,872       75,417       63,647
Deferred income taxes and investment tax credits,
   net .......................................................................      (3,710)      11,022        5,584
Allowance for equity funds used during construction ..........................        (663)        (807)      (1,523)
Changes in certain assets and liabilities:
Accounts receivable ..........................................................     (12,539)       5,175       (4,881)
Inventories ..................................................................         595        4,230        2,838
Other current assets .........................................................      (1,954)      (1,391)     (24,436)
Retail fuel costs ............................................................        --         32,922       (4,349)
Accounts payable .............................................................      12,025        4,062        1,338
Accrued taxes and interest ...................................................      30,282      (25,311)       3,077
Miscellaneous current liabilities ............................................       3,335       (2,602)      (3,296)
Deferred energy-management costs .............................................      (4,075)      (5,789)     (10,192)
Maine Yankee outage accrual ..................................................      (4,710)       8,197        4,962
Purchased-power contract buyouts .............................................     (13,405)     (91,274)        (515)
Revenue adjustment-tax flowback ..............................................        --           --         (9,990)
Other, net ...................................................................      11,495       (5,604)     (16,932)
Net Cash Provided by Operating Activities ....................................     135,528       85,372       66,634
Investing Activities
Construction expenditures ....................................................     (44,867)     (42,246)     (53,576)
Investments in associated companies ..........................................        (600)      (2,004)        --
Changes in accounts payable - investing activities ...........................      (1,655)        (679)      (2,905)
Net Cash Used by Investing Activities ........................................     (47,122)     (44,929)     (56,481)
Financing Activities
Issuances:
Mortgage bonds ...............................................................        --         25,000      260,000
Common stock .................................................................        --            927       25,513
Medium-term notes ............................................................      30,000       32,000       48,000
Finance Authority of Maine ...................................................        --         66,429         --
Redemptions:
Mortgage bonds ...............................................................        --           --       (177,500)
Premiums on redemptions ......................................................        --           --         (9,634)
Preferred stock ..............................................................      (5,472)        --         (7,125)
Medium-term notes ............................................................     (65,000)     (43,000)     (26,500)
Short-term obligations, net ..................................................      (8,000)     (25,500)     (63,000)
Other long-term obligations, net .............................................        (860)        (860)        (868)
Dividends:
Common stock .................................................................     (29,222)     (29,222)     (49,345)
Preferred stock ..............................................................     (10,287)     (10,061)      (8,664)
Net Cash Provided (Used) by Financing Activities .............................     (88,841)      15,713       (9,123)
Net Increase (Decrease) in Cash and Cash
   Equivalents ...............................................................        (435)      56,156        1,030
Cash and cash equivalents, beginning of year .................................      58,112        1,956          926
Cash and Cash Equivalents, end of year .......................................   $  57,677    $  58,112    $   1,956
Supplemental Cash-Flow Information:
Cash paid during the year for:
Interest (net of amounts capitalized) ........................................   $  51,127    $  44,874    $  42,870
Income taxes (net of amounts refunded of
   $29,045, $2,802, and $605 in respective years
   indicated) ................................................................     (11,994)       1,568       15,852

     For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased having a maturity of three months or less to be cash equivalents.
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Capitalization and Interim Financing
                                                      December 31
(Dollars in thousands)                           1995                1994
                                         Amount       %       Amount      %
Capitalization (Note 7)
Common-stock investment:
Common stock, par value $5 per
   share:
    Authorized - 80,000,000 shares
    Outstanding - 32,442,752 shares in
       1995 and 1994                     $  162,214           $  162,214
Other paid-in capital                       276,287              275,627
Retained earnings                            51,504               53,482
Total Common-Stock Investment               490,005   38.3%      491,323   36.7%
Preferred Stock - not subject to
  mandatory redemption                       65,571    5.1        65,571    4.9
Preferred Stock - subject to mandatory
  redemption                                 74,528               80,000
Less: current sinking fund
  requirements                                7,000                    -
Redeemable Preferred Stock - subject
   to mandatory redemption                   67,528    5.3        80,000    6.0
Long-term obligations:
Mortgage bonds                              432,500              432,500
Less: unamortized debt discount               1,807                1,990
Total Mortgage Bonds                        430,693              430,510
Medium-term notes                            92,000              127,000
Less: unamortized debt discount                   8                   17
Total Medium-Term Notes                      91,992              126,983
Other long-term obligations:
Lease obligations                            38,112               39,159
Pollution-control facility and other
  notes                                      98,909               99,769
Total Other Long-Term Obligations           137,021              138,928
Less: Current Sinking Fund
  Requirements and Current Maturities        37,455               57,580
Total Long-Term Obligations                 622,251   48.6       638,841   47.7
Total Capitalization                      1,245,355   97.3     1,275,735   95.3
Interim financing, amounts to be
 refinanced (Note 7):
Short-term obligations                            -                8,000
Current maturities of long-term
   obligations                               34,000               55,000
Total Interim Financing                      34,000    2.7        63,000    4.7
Total Capitalization and Interim
  Financing                              $1,279,355  100.0%   $1,338,735  100.0%
The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Common-Stock Investment

For the three years ended December 31, 1995
(Dollars in thousands)                                                                         Other
                                                                              Amount at       paid-in       Retained
                                                               Shares         par value       capital       earnings         Total
Balance - December 31,
1992                                                         31,148,321    $   155,742    $   254,576   $   110,050    $   520,368
Net income ...............................................                                                   61,302         61,302
Dividends declared:
  Common stock ...........................................                                                  (44,459)       (44,459)
  Preferred stock ........................................                                                   (8,704)        (8,704)
Cost for reacquired
   preferred stock .......................................                                       1,043       (1,043)           --
Issues of common stock ...................................     1,231,616          6,158         19,355                       25,513
Capital stock expense ....................................                                        (631)                        (631)
Balance - December 31,
1993                                                          32,379,937        161,900        274,343       117,146        553,389
Net income (loss) ........................................                                                   (23,265)       (23,265)
Dividends declared:
  Common stock ...........................................                                                   (29,213)       (29,213)
  Preferred stock ........................................                                                   (10,511)       (10,511)
Cost for reacquired
   preferred stock .......................................                                         675          (675)           --
Issues of common stock ...................................        62,815            314            613                          927
Capital stock expense ....................................                                          (4)                          (4)
Balance - December 31,
1994                                                          32,442,752        162,214        275,627        53,482        491,323
Net income ...............................................                                                    37,980         37,980
Dividends declared:
  Common stock ...........................................                                                   (29,199)       (29,199)
  Preferred stock ........................................                                                   (10,178)       (10,178)
Cost for reacquired
   preferred stock .......................................                                         581          (581)           --
Shareholders Rights
  Plan redemption Note 7)                                                                         (324)                        (324)
Capital stock expense ....................................                                         403                          403
Balance - December 31,
1995                                                          32,442,752    $   162,214    $   276,287   $    51,504    $   490,005

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

General Description

     Central Maine Power Company (the Company) is an investor-owned public utility primarily engaged in the sale of electric energy at the wholesale and retail levels to residential, commercial, industrial, and other classes of customers in the State of Maine.

Financial Statements

     The consolidated financial statements include the accounts of the Company and its 78-percent-owned subsidiary, Maine Electric Power Company, Inc. (MEPCO). The Company accounts for its investments in associated companies not subject to consolidation using the equity method. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulation

     The rates, operations, accounting, and certain other practices of the Company and MEPCO are subject to the regulatory authority of the Maine Public Utilities Commission (MPUC) and the Federal Energy Regulatory Commission (FERC).

Electric Operating Revenues

     Electric operating revenues include amounts billed to customers and estimates of unbilled sales and fuel costs. Through December 31, 1994, the Company's approved tariffs provided for the recovery of the cost of fuel used in Company generating facilities and purchased-power energy costs. The Company also collected interest on unbilled fuel and paid interest on fuel-related over-collections. Effective January 1, 1995, with the implementation of the Alternative Rate Plan (ARP), these costs are no longer subject to reconciliation through the annual fuel-cost adjustment. From March 1991 through November 1993, the Company recorded unbilled revenues pursuant to the Electric Revenue Adjustment Mechanism (ERAM) under an MPUC order. See Note 3, "Regulatory Matters
- Alternative Rate Plan," for further information.

Depreciation

     Depreciation of electric property is calculated using the straight-line method. The weighted average composite rates were 3.0 percent in 1995 and 1994, and 2.9 percent in 1993.

Allowance for Funds Used During Construction (AFC)

     An allowance for funds (including equity funds), a non-operating item, is capitalized as an element of the cost of construction. The debt component of AFC is classified as a reduction of interest expense, while the equity component, a non-cash item, is classified as other income. The average AFC rates applied to construction were 8.4 percent in 1995, 8.9 percent in 1994, and 9.8 percent in 1993.

New Accounting Policy

     A new accounting standard, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," is effective January 1996. The standard requires impairment losses on long-lived assets to be recognized when an asset's book value exceeds its expected future cash flows (undiscounted). The new standard also imposes stricter criteria for retention of regulatory-created assets by requiring that such assets be probable of future recovery at each balance sheet date. The Company does not expect that adoption of this standard will have a material effect on its financial position or results of operations. However, this assumption may differ in the future as changes are made in the current regulatory framework or as competitive factors influence wholesale and retail pricing in the electric utility industry.

Deferred Charges and Other Assets

     The Company defers and amortizes certain costs in a manner consistent with authorized or probable ratemaking treatment. The Company capitalizes carrying costs as a part of certain deferred charges, principally energy-management costs, and classifies such carrying costs as other income. The following table depicts the components of deferred charges and other assets at December 31, 1995, and 1994:

(Dollars in thousands)                                  1995           1994
NUG contract buy-outs and restructuring (Note 6)      $126,485       $138,188
Energy-management costs                                 36,224         37,527
Financing costs                                         24,775         29,105
Environmental site clean-up costs (Note 4)               7,375         13,104
Postretirement benefits (Note 5)                        21,849         16,455
Non-operating property, net                              7,486          7,398
Electric Lifeline Program                                3,603          4,839
Other, including MEPCO                                  32,266         29,981
Total                                                 $260,063       $276,597

     Certain costs are being amortized and recovered in rates over periods ranging from two to 30 years. Amortization expense for the next five years is shown below:

(Dollars in thousands)          Amount
1996                            $24,383
1997                             23,783
1998                             23,159
1999                             21,086
2000                             20,006

Recoverable Costs of Seabrook I and Abandoned Projects

     The recoverable after-tax investments in Seabrook I and abandoned projects are reported as assets, pursuant to May 1985 and February 1991 MPUC rate orders. The Company is allowed a current return on these assets based on its authorized rate of return. In accordance with current ratemaking practices, the deferred taxes related to these recoverable costs are being amortized over periods of four to 10 years. As of December 31, 1995, all deferred taxes related to Seabrook I have been amortized. The recoverable investments as of December 31, 1995, and 1994 are as follows:

                                       December 31                Recovery
(Dollars in thousands)             1995           1994         periods ending
Recoverable costs of:
Seabrook 1                        $141,084       $141,084           2015
Other projects                      57,491         57,491       1995 to 2001
                                   198,575        198,575
Less: accumulated amortization     102,248         94,439
Less: related income taxes           1,200          2,160
Total Net Recoverable Investment  $ 95,127       $101,976

Note 2:  Income Taxes

     The components of federal and state income-tax provisions (benefits) reflected in the Consolidated Statement of Earnings are as follow:

                                                     Year ended December 31
(Dollars in thousands)                        1995          1994        1993
Federal:
Current                                       $15,965     $(18,579)     $13,456
Deferred                                        2,278        2,175       37,455
Investment tax credits, net                    (1,715)      (2,512)      (1,832)
Regulatory deferred                            (2,619)       8,379      (30,224)
Total Federal Taxes                            13,909      (10,537)      18,855
State:
Current                                         3,777       (6,586)       3,549
Deferred                                          343        3,003       10,250
Regulatory deferred                            (1,997)         (23)     (10,065)
Total State Taxes                               2,123       (3,606)       3,734
Total Federal and State Income Taxes          $16,032     $(14,143)     $22,589
Federal and state income taxes charged to:
Operating expenses                            $13,328     $ 28,300      $25,716
Other income                                    2,704      (42,443)      (3,127)
                                              $16,032     $(14,143)     $22,589

     Federal income tax, excluding federal regulatory deferred taxes, differs from the amount of tax computed by multiplying income before federal tax by the statutory federal rate. The following table reconciles the statutory federal rate to a rate determined by dividing the total federal income-tax expense by income before that expense:


                                                      Year ended December 31
                                              1995                 1994                 1993
                                     Amount         %     Amount         %     Amount         %
(Dollars in thousands)
Income tax expense at
 statutory federal rate .........   $ 18,161      35.0%  $(11,831)     35.0%  $ 28,055      35.0%
Permanent differences:
Investment tax-credit
 amortization ...................     (1,613)     (3.1)    (1,613)      4.8     (1,613)     (2.0)
Dividend-received
  deduction .....................     (2,219)     (4.3)    (1,469)      4.3     (1,731)     (2.2)
Other, net ......................       (217)     (0.4)       (68)      0.2       (634)     (0.8)
                                      14,112      27.2    (14,981)     44.3     24,077      30.0
Effect of timing
  differences for which
  deferred taxes are not
  recorded (flow
  through):
Tax-basis repairs ...............       (891)     (1.7)      (924)      2.7     (1,175)     (1.5)
Depreciation
  differences flowed
  through in prior years ........      2,291       4.4      2,315      (6.8)     1,728       2.2
Accelerated flowback
   of deferred taxes on
    loss on abandoned
    generating projects .........      1,873       3.6      2,051      (6.1)    (2,678)     (3.3)
Deduction of removal
  costs .........................       (189)     (0.4)      (163)      0.5       (392)     (0.5)
Carrying costs, net .............        253       0.5        429      (1.3)      (523)     (0.7)
Adjustment to tax
   accrual for change in
   rate treatment ...............       --      --            420      (1.2)       481       0.6
Excess property taxes
  paid ..........................       --      --           (116)      0.4       (912)     (1.1)
Reduction for non-
   regulated deferred
   taxes previously
   flowed through ...............       --                           --         (1,530)     (1.9)
Provision for deferred
  taxes relating to
  normalization of
  certain short-term
  timing differences* ...........     (2,545)     (4.9)      --      --           --      --
Other, net ......................       (995)     (1.9)       432      (1.3)      (221)     (0.3)
Federal Income Tax
  Expense and Effective
  Rate ..........................   $ 13,909      26.8%  $(10,537)     31.2%  $ 18,855      23.5%

     *During 1995, the Company adjusted the deferred tax balances for certain normalized items (Note 3).

     The Company and MEPCO record deferred income-tax expense in accordance with regulatory authority; they also defer investment and energy tax credits and amortize them over the estimated lives of the assets that generated the credits. As of December 31, 1995, the Company had approximately $1.0 million of investment, energy, and research-and-development credits available to reduce future federal and state income taxes otherwise payable.

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns as required under Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, effective January 1, 1993, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect in the year in which the differences are expected to reverse.

     At-adoption adjustments to accumulated deferred taxes were required, as well as the recognition of a liability to ratepayers for deferred taxes established in excess of the amount calculated using income-tax rates applicable to future periods. Additionally, deferred taxes were recorded for the cumulative timing differences for which no deferred taxes had been recorded previously. Concurrently, the Company, in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71), recorded a regulatory asset representing its expectations that, consistent with current and expected ratemaking, it will collect these additional taxes recorded through rates when they are paid in the future.

     A valuation allowance has not been recorded at December 31, 1995, and 1994, as the Company expects that all deferred income tax assets will be realized in the future.

Accumulated deferred income taxes consisted of the following in 1995 and 1994:
(Dollars in thousands)                                          1995      1994
Deferred tax assets resulting from:
Investment tax credits, net                                  $ 22,370  $ 23,491
Regulatory liabilities                                         13,882    15,629
Alternative minimum tax                                        23,850    24,175
All other                                                      22,545    16,922
                                                               82,647    80,217
Deferred tax liabilities resulting from:
Property                                                      273,565   263,060
Abandoned plant                                                65,573    70,294
Regulatory assets                                              96,577    97,310
                                                              435,715   430,664
Accumulated deferred income taxes, end of year, net          $353,068  $350,447
Accumulated deferred income taxes, recorded as:
Accumulated deferred income taxes                            $351,868  $348,287
Recoverable costs of Seabrook 1 and abandoned projects, net     1,200     2,160
                                                             $353,068  $350,447

Note 3:  Regulatory Matters

Alternative Rate Plan

     In December 1994, the MPUC approved a stipulation signed by most of the parties to the Company's ARP proceeding. This follow-up proceeding to the Company's 1993 base-rate case was ordered by the MPUC in an effort to develop a five-year plan containing price-cap, profit-sharing, and pricing-flexibility components. Although the ARP is a major reform, the MPUC will continue to regulate the Company's operations and prices, provide for continued recovery of deferred costs, and specify a range for its authorized rate of return. The ARP was adopted effective January 1, 1995.

     The Company believes, as stated in the MPUC's order approving the ARP, that operation under the ARP continues to meet the criteria of SFAS No. 71. In its order, the MPUC reaffirmed the applicability of previous accounting orders allowing the Company to reflect amounts as deferred charges and regulatory assets. As a result, the Company will continue to apply the provisions of SFAS No. 71 to its accounting transactions and its future financial statements.

     The ARP contains a mechanism that provides price caps on the Company's retail rates to increase annually on July 1, commencing July 1, 1995, by a percentage combining (1) a price index, (2) a productivity offset, (3) a sharing mechanism, and (4) flow-through items and mandated costs. The price cap applies to all of the Company's retail rates, including the Company's fuel-and-purchased power cost, which previously had been treated separately. Under the ARP, no separate fuel-clause price adjustments will occur.

     A specified standard inflation index will be the basis for each annual price-cap change. The inflation index will be reduced by the sum of two productivity factors, a general productivity offset of 1.0 percent, (0.5 percent for 1995), and a second formula-based offset starting in 1996 intended to reflect the limited effect of inflation on the Company's purchased-power costs during the proposed five-year initial term of the ARP.

     The sharing mechanism will adjust the subsequent year's July price-cap change in the event the Company's earnings were outside a range of 350 basis points above or below the Company's allowed return on equity, starting at the current 10.55-percent allowed return and indexed annually for changes in capital costs. Outside that range, profits and losses would be shared equally by the Company and ratepayers in computing the price-cap adjustment. This feature will commence with the price-cap change of July 1, 1996, and reflect 1995 results.

     The ARP also provides for partial flow-through to ratepayers of cost savings from non-utility generator contract buy-outs and restructuring, recovery of energy-management costs, penalties for failure to attain customer-service and energy-efficiency targets, and specific recovery of half the costs of the transition to Statement of Financial Accounting Standards No. 106,"Accounting for Postretirement Benefits Other Than Pensions" (SFAS No. 106), the remaining 50 percent to be recovered through the annual price-cap change. The ARP also generally defines mandated costs that would be recoverable by the Company notwithstanding the index-based price cap. To receive such treatment, a mandated cost's revenue requirement must exceed $3 million and have a disproportionate effect on the Company or the electric-power industry.

     Effective July 1, 1995, the MPUC approved a 2.43-percent increase pursuant to the annual price-change provision in the ARP. The primary component of the increase is the inflation-index change of 2.92 percent, reduced by a productivity offset of 0.5 percent, and increased by 0.01 percent for flowthrough items and mandated costs.

     The Company agreed in the ARP negotiations to record charges in 1994 reflecting the write-off of approximately $100 million ($60 million, net of tax, or $1.85 per share), as follows:

     (1) the undercollected balance of fuel and purchased-power costs as of December 31, 1994, totaling approximately $59 million;

     (2) the unrecovered deferred charges for energy-management costs for 1993 and 1994, which totaled approximately $15 million;

     (3) the unrecovered balance of unbilled ERAM revenues as of December 31, 1994, totaling approximately $24 million; and

     (4) the unrecovered deferred charges related to the possible extension of the operating life of one of the Company's generating stations, which totaled approximately $2.6 million as of December 31, 1994.

     The $100-million charge is included in "Other income (expense) - Other, net" on the Consolidated Statement of Earnings. The $40-million tax impact is included in "Other income (expense) - Income taxes."

     These charges, with the other provisions of the ARP, will lessen the impact of future price increases for MPUC-mandated and fuel-related costs.

     During 1995, the Company adjusted the prior regulatory treatment of certain regulatory assets and deferred taxes. The net after-tax effect of the adjustment was immaterial to financial results.

     The Company believes the ARP provides the benefits of needed pricing flexibility to set prices between defined floor and ceiling levels in three service categories: (1) existing customer classes, (2) new customer classes for optional targeted services, and (3) special-rate contracts. The Company believes that the added flexibility will position it more favorably to meet the competition from other energy sources that has eroded segments of its customer base. See Note 4 to Consolidated Financial Statements, "Commitments and Contingencies - Competition," for a discussion of actions under the ARP's pricing flexibility provisions.

     The ARP also contains provisions to protect the Company and ratepayers against unforeseen adverse results from its operation. These provisions include review by the MPUC if the Company's actual return on equity falls outside the designated range, a mid-period review of the ARP by the MPUC in 1997 (including possible modification or termination), and a "final" review by the MPUC in 1999 to determine whether or with what changes the ARP should continue in effect after 1999.

Restructuring

     The Maine Legislature in 1995 took action by Legislative Resolve (Resolve) to develop recommendations for the MPUC on the future structure of the electric utility industry in Maine. The process included appointment of a "Work Group on Electric Utility Restructuring" (Work Group), which comprised diverse interests and was charged with developing a plan for "the orderly transition to a competitive market for retail purchases and sales of electric energy" and examining related issues. The Work Group discussed restructuring issues, but was unable to reach a consensus by its late 1995 reporting deadline.

     The Resolve also directed the MPUC to develop at least two plans, starting the process no later than January 1, 1996, and submitting its findings, to the Legislature no later than January 1, 1997. One plan would be designed to achieve "...full retail market competition for purchases and sales of electric energy by the year 2000" and the other to achieve a more limited form of competition. The Resolve further stated that the findings of the MPUC would have no legal effect, but that the MPUC's study would "...provide information to the Legislature in order to allow the Legislature to make informed decisions when it evaluates those plans."

     On December 12, 1995, pursuant to the Resolve, the MPUC issued a Notice of Inquiry (Notice) initiating its study. In the Notice the MPUC solicited "...detailed proposals and plans for achieving retail competition in Maine by the year 2000," and requested that the proposals include "...specific plans (including implementation timetables) for an orderly transition to a more competitive market" The Notice required that interested parties file plans and proposals with the MPUC by January 31, 1996, and outlined a schedule calling for a final report by the MPUC to the Legislature in December 1996, with a draft report issued for comments on July 19, 1996, after completion of discovery, party conferences, and opportunities for public participation.

     On January 31, 1996, the Company filed its restructuring proposal with the MPUC, with initial comments on issues raised by the Resolve and the MPUC Notice. The major elements of the Company's filed proposal are:

     (1) The Company's generating assets, contracts and obligations would be separated from its transmission and distribution assets and obligations by distributing shares of the newly formed transmission-and-distribution company to the Company's stockholders, assuming other aspects of its proposal were accepted.

     (2) Assuming certain necessary changes in the management and operation of the regional transmission grid have been effected, retail customers would begin to have the opportunity to purchase unbundled energy directly from suppliers, marketers or load aggregators by the end of the year 2000, with a possible phase-in to total open access to such energy over a period of years.

     (3) Economic and resource-planning regulation of generation would cease, with the FERC continuing to regulate transmission, and distribution remaining a franchised monopoly. The entity providing distribution services would be subject to performance-based regulation of its earnings, similar to the Company's present ARP, and the current duty to serve all customers would be replaced by a duty to connect customers to the retail generation market.

     (4) Full recovery of strandable costs would be achieved through a transition charge to all retail customers; generation-related strandable costs would be recovered through a transition contract between the generation company and the transmission-and-distribution company. Amounts recovered would include the costs of fulfilling obligations under contracts with non-utility generators, as well as investments (and returns thereon) and other obligations undertaken by the Company's legal duty to serve, with incentives for the Company to mitigate such costs where practicable.

     The Company has substantial exposure to cost stranding relative to its size. As of December 31, 1995, the Company estimates its strandable costs could be approximately $2 billion. These costs represent the excess of the costs of purchased-power obligations and the Company's own generating costs over the market value of the power; and the costs of deferred charges and other regulatory assets. Of the $2 billion, approximately $1.3 billion is related to above-market costs of purchased-power obligations, approximately $200 million is related to estimated net above-market cost of the Company's own generation, and the remaining $500 million is related to deferred regulatory assets.

     The estimated market rate for power is based on existing market conditions and anticipated inflation. The present value of future purchased power obligations and the Company's generating costs reflect the underlying costs of those sources of generation in place today, with reductions for contract expiration and depreciation. Deferred regulatory asset totals reflect current uncollected balances and existing amortization schedules. The Company's strandable-cost exposure is expected to decline over time as the market price of power increases, non-utility generator (NUG) contracts expire, and regulatory assets are recovered.

     Estimated strandable costs are highly dependent on estimates of the future market for power. Higher market rates lower stranded cost exposure, while lower market rates increase it. In addition to market-related impacts, any estimate of the ultimate level of strandable costs depends on state and federal regulations; the extent, timing and form that competition for electric service will take; the Company's sales and costs of operations; regional and national economic conditions; timing of any changes that may occur from state and federal initiatives on restructuring; and the extent to which regulatory policies ultimately address recovery of strandable costs.

     Major cost stranding would have a material adverse effect on the Company's results of operations. The Company believes it is entitled to recover substantially all of its strandable costs, but cannot predict when or if open electric energy competition will occur in its service territory, or under competition how much it might ultimately be allowed to recover through state or federal regulation, the future market price of electricity, or the timing or implementation of any formal recommendations in any regulatory or legislative proceedings dealing with such issues.

     The Company believes there are many uncertainties associated with any major restructuring of the electric utility industry in Maine. Among them are: the positions that will ultimately be taken by the MPUC on the Company's proposal and other options and proposals submitted in response to the Notice; the role of the FERC in any restructuring involving the Company and the ultimate positions it will take on relevant issues within its jurisdiction; to what extent the United States Congress will become involved in resolving or redefining the issues through legislative action and, if so, with what results; whether the necessary political consensus can be reached on the significant and complex issues involved in changing the long-standing structure of the electric-utility industry; and, particularly with respect to the Company, to what extent utilities will be permitted to recover strandable costs.

Non-Utility Generators

     In 1994, the Governor of Maine signed into law a bill allowing the Finance Authority of Maine (FAME) to borrow up to $100 million to lend to electric utilities for financing buy-outs or other restructuring of NUG contracts to save money for customers. The law anticipated the State agency's bonds, which do not pledge the full faith and credit of the state, would likely bear lower interest rates than the bonds of the Company with its then down-graded credit rating.

     On June 9, 1994, the Company announced that it had agreed to buy out a NUG contract for a 32-megawatt wood-fired generating plant in Fort Fairfield, Maine. The Company agreed to pay $76 million to buy out the contract and $2 million to acquire the generating plant.

     On August 5, 1994, the MPUC issued an order approving a stipulation entered into by the Company with the Town of Fort Fairfield and other intervenors to the Company's application for approval of the buy-out. In the stipulation, the Company agreed to continue operation of the plant for a minimum of three years, provided that certain plant-efficiency criteria can be met, while the Town agreed to support the Company's efforts to obtain the necessary regulatory and financing approvals.

     In a series of orders, the MPUC approved the buy-out of the power-purchase contract; acquisition of the facility by the Company's subsequently established subsidiary, Aroostook Valley Electric Company (AVEC); recovery in rates of the cost of the buy-out and operation of the plant; and an ultimate rate decrease of $5.6 million reflecting purchased-power savings effective December 1, 1994.

     In September 1994, FAME approved the Company's application for funds to finance the buy-out. On October 26, 1994, FAME issued $79.3 million of Taxable Electric Rate Stabilization Revenue Notes Series 1994A (FAME notes). FAME and the Company entered into a loan agreement under which the Company issued FAME a note for approximately $66.4 million, evidencing a loan in that amount. The proceeds of the loan, along with $13 million of the Company's own funds, were used to buy out the Fort Fairfield contract. Concurrently, the Company purchased all of the common stock of AVEC for $2 million. On October 26, 1994, AVEC paid the former owners of the Fort Fairfield facility $2 million and took title to the facility. In connection with the FAME financing, AVEC granted FAME a mortgage on the facility. The remaining $12.9 million of FAME-notes proceeds was placed in a capital-reserve account. The amount in the capital-reserve account is equal to the highest amount of principal and interest on the FAME notes to accrue and come due in any year the FAME notes are outstanding. The amounts invested in the capital reserve account are initially invested in government securities designed to generate interest income at a rate equal to the interest on the FAME notes. Under the terms of the loan agreement, the Company is also responsible for or receives the benefit from the interest rate differential and investment gains and losses on the capital reserve account.

Note 4:  Commitments and Contingencies

Construction Program

     The Company's plans for improving and expanding generating, transmission-and-distribution facilities, and power-supply sources are under continuing review. Actual construction expenditures will depend upon the availability of capital and other resources, load forecasts, customer growth, and general business conditions. The Company's current forecast of capital expenditures for the five-year period 1996 through 2000, are as follows:

(Dollars in millions)                           1996       1997-2000      Total
Type of Facilities:
Generating projects                              $13          $ 49         $ 62
Transmission                                       4            16           20
Distribution                                      30           132          162
General facilities and other                      20            70           90
Total Estimated Capital
  Expenditures                                   $67          $267         $334

Competition

     In September 1994, the Town of Madison's Department of Electric Works (Madison), a wholesale customer of the Company, began receiving power from Northeast Utilities (NU) as a result of a competitive bidding process available under the federal Energy Policy Act of 1992. Substantially all of the 45 megawatts involved supply the large paper-making facility of Madison Paper Industries (MPI) in Madison's service territory that had been served directly by the Company under a special service agreement with Madison during the preceding 12 years.

     The MPUC approved the stipulation filed by the Company, Madison, and NU, whereby the related MPUC and FERC regulatory proceedings were deemed to be settled among the parties, and the Company withdrew its request for compensation for stranded costs. In return, NU agreed to pay the Company $8.4 million over a seven-year period, MPI agreed to pay the Company $1.4 million over a three-year period, a transmission rate was agreed upon for the Company's transmission service to Madison commencing September 1, 1994, and the parties agreed that Madison would be supplied by NU through 2003, with Madison having an option for an additional five years. In addition, NU and the Company agreed to a five-year capacity exchange arrangement designed to achieve significant replacement-power cost savings for the Company when the Company's largest source of generation, the Maine Yankee Plant, is off-line, and provides Maine Yankee power to NU when certain NU facilities are shut down. The agreement provides more economic benefit to the Company than if it had under-bid NU for Madison's business, but less than if Madison stayed on the Company's system at the former rates. The Company records income under this contract as the amounts are received.

     Madison was the largest of the Company's three wholesale customers. The Company has reached agreement with its other two wholesale customers to continue to supply them at negotiated prices and margins that are lower than the previous averages.

     During 1994, the Company engaged in discussions with its large general-service customers. Those customers have competitive options that the Company believed needed to be addressed by lowering its applicable tariffs to more competitive levels. In response to those discussions, in November 1994, the Company filed revised tariff schedules lowering prices 15 percent for its two high-voltage transmission-level rate classes.

     The Company then entered into five-year definitive agreements with 18 of these customers that lock-in non-cumulative rate reductions of 15 percent for the three years 1995 through 1997, 16 percent for 1998, and 18 percent for 1999, below the December 1, 1994, levels. These contracts also protect these customers from price increases that might otherwise be allowed under the ARP.

     The participating customers agreed to take electrical service from the Company for five years and not to switch fuels, install new self-generation equipment, or seek another supplier of electricity for existing electrical load during that period. New electrical load in excess of a stated minimum level could be served by other sources, but the Company could compete for that load.

     The Company believes that without offering the competitive pricing provided in the agreements, a number of these customers would be likely to install additional self-generation or take other steps to decrease their electricity purchases from the Company. The revenue loss from such a usage shift could have been substantial.

     The Company estimates that based on the rate reductions effective January 1, 1995, its gross revenues were approximately $27 million lower in 1995 than would have been the case if these customers continued to pay full retail rates without reducing their purchases from the Company.

     However, there are important related savings. Electricity price changes affect the cost of some NUG power contracts. The reduction in rates to large customers reduced purchased-power costs by approximately $20 million as a result of linkage between retail tariffs and some contract prices.

Legal and Environmental Matters

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

     In July 1994, the EPA approved changes to the remedy it had previously selected, the principal change being to adjust the soil cleanup standard to 10 parts per million from the one part per million established in the EPA's 1989 Record of Decision, on the part of the site where PCBs were found in their highest concentration. The EPA stated that the purpose of adjusting the standard of cleanup was to accommodate the selected technology's current inability to reduce PCBs and other chemical components on the site to the original standard.

     In June 1995, after discussions between the Company and the EPA, design work on the selected remedy was suspended. On July 7, 1995, the Company formally requested that the EPA abandon that remedy for an already-designated alternative remedy that the Company believes could result in substantially lower costs. On October 10, 1995, the EPA approved the new remedy after determining that the old remedy was no longer feasible or cost-effective at the site. The new remedy involves transporting the contaminated soil to a secure off-site landfill.

     The Company believes that its share of the remaining costs of the cleanup under the new method could total approximately $3.5 million to $5 million. This estimate is net of an agreed partial insurance recovery and the 1993 court-ordered contribution of 41 percent from Westinghouse Electric Corp., but does not reflect any possible contributions from other insurance carriers the Company has sued, or from any other parties. The Company has recorded an estimated liability of $3.5 million and an equal regulatory asset, reflecting an accounting order to defer such costs and the anticipated ratemaking recovery of such costs when ultimately paid. In addition, the Company has deferred, as a regulatory asset, $3.9 million of costs incurred through December 31, 1995.

     The Company cannot predict with certainty the level and timing of the cleanup costs, the extent they will be covered by insurance, or their ratemaking treatment, but believes it should recover substantially all of such costs through insurance and rates. The Company also believes that the ultimate resolution of current legal and environmental proceedings will not have a material adverse effect on its financial condition.

Nuclear Insurance

     The Price-Anderson Act (Act) is a federal statute providing, among other things, a limit on the maximum liability for damages resulting from a nuclear incident. The liability is provided for by existing private insurance and by retrospective assessments for costs in excess of that covered by insurance, up to $79.3 million for each reactor owned, with a maximum assessment of $10 million per reactor in any year. Based on the Company's indirect ownership in four nuclear-generation facilities (See Note 6, "Capacity Arrangements - Power Agreements") and its 2.5-percent ownership interest in the Millstone 3 nuclear plant, the Company's retrospective premium could be as high as $6 million in any year, for a cumulative total of $47.6 million, exclusive of the effect of inflation indexing and a 5-percent surcharge in the event that total public liability claims from a nuclear incident should exceed the funds available to pay such claims.

     In addition to the insurance required by the Act, the nuclear generating facilities referenced above carry additional nuclear property-damage insurance. This additional insurance is provided from commercial sources and from the nuclear electric-utility industry's insurance company through a combination of current premiums and retrospective premium adjustments. Based on current premiums and the Company's indirect and direct ownership in nuclear generating facilities, this adjustment could range up to approximately $11.6 million annually.

Note 5:  Pension and Other Post-Employment Benefits

Pension Benefits

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

     During 1995, the Company offered a Special Retirement Offer (SRO) to qualifying employees. Approximately 200 employees accepted the offer. The $7-million cost of the SRO was included in pension expense. As part of the SRO, the plans were amended to add five years to age and five years to credited service for all plan participants for purposes of eligibility and early retirement discounts. Early Retirement Incentive Program (ERIP) expenses for 1994 relate to a 1991 ERIP reflected in accordance with an MPUC accounting order.

     A summary of the components of net periodic pension cost for the non-union and union defined-benefit plans in 1995, 1994, and 1993 follows:


(Dollars in                       Non-                Non-                Non-
  thousands)            union     Union      union    Union     union     Union
Service cost -
  benefits earned
  during the period    $ 2,014   $ 1,414   $ 2,367   $ 1,684  $ 2,092   $ 1,436
Interest cost on
 projected benefit
 obligation              5,653     3,889     5,469     3,816    5,355     3,691
Return on plan
  assets               (16,135)   (9,786)    2,336     1,397   (9,669)   (6,051)
Net amortization
   and deferral         10,030     6,028    (8,174)   (5,311)   4,419     2,457
Early Retirement
  Incentive Programs     3,859     3,141       992     1,457        -         -
Net Periodic
   Pension Cost        $ 5,421   $ 4,686   $ 2,990   $ 3,043  $ 2,197   $ 1,533

     Assumptions used in accounting for the non-union and union defined-benefit plans in 1995, 1994, and 1993 are as follows:

                                              1995        1994       1993
Weighted average discount rate                7.25%       8.25%      7.5%
Rate of increase in future compensation
   levels                                     4.5%        5.0%       5.0%
Expected long-term return on assets           8.5%        8.5%       8.5%

     The   following   table  sets  forth  the   actuarial   present   value  of
pension-benefit obligations, the funded status of the plans, and the liabilities recognized on the Company's balance sheet at December 31, 1995, and 1994:

                                                        1995                    1994
(Dollars in thousands)
                                               Non-union     Union     Non-union     Union
Actuarial present value of benefit
   obligations:
Vested benefit obligation ..................   $ 64,916    $ 47,948    $ 51,657    $ 39,235
Accumulated benefit obligation .............   $ 64,916    $ 47,948    $ 55,346    $ 42,247
Projected benefit obligation ...............   $ 77,939    $ 53,735    $ 68,578    $ 47,816
Plan assets at estimated market
  value (primarily stocks, bonds, and
  guaranteed annuity contracts) ............     73,973      45,061      74,905      46,067
Funded status - projected benefit obligation
  in excess of or (less than) plan assets ..      3,966       8,674      (6,327)      1,749
Unrecognized prior service cost ............     (1,940)     (1,610)     (1,294)     (1,009)
Unrecognized net gain ......................     11,309       2,530      15,564       5,690
Unrecognized (net obligation) net asset ....       (192)      1,945        (221)      2,655
Net Pension Liability Recognized in the
  Balance Sheet ............................   $ 13,143    $ 11,539    $  7,722    $  9,085

Savings Plan

     The Company offers an employee savings plan to all employees which allows participants to invest from 1 percent to 15 percent of their salaries among several alternatives. An employer contribution equal to 60 percent of the first 5 percent of the employees' contributions is initially invested in Company common stock. The Company's contributions to the savings-plan trust were $1.6 million in 1995, $1.8 million in 1994, and $1.9 million in 1993.

Other Post-Employment Benefits

     In addition to pension and savings-plan benefits, the Company provides certain health-care and life-insurance benefits for substantially all of its retired employees.

     The MPUC approved a rulemaking on SFAS No. 106, effective July 20, 1993, that adopts the accrual method of accounting for the expected cost of such benefits during the employees' years of service, and authorizes the establishment of a regulatory asset for the deferral of such costs until they are "phased-in" for ratemaking purposes. The effect of the change can be reflected in annual expenses over the active service life of employees or a period of 20 years, rather than in the year of adoption.

     The MPUC prescribes the maximum amortization period of the average remaining service life of active employees or 20 years, whichever is longer, for the transition obligation. Segregation in an external fund will be required for amounts collected in rates. A formal funding plan is being developed. Until amounts are funded, no return on assets will be reflected in postretirement benefit cost.

     As a result of the MPUC order, the Company continued to record the cost of these benefits by charging expense in the period paid ($6.7 million in 1995, $5.5 million in 1994, and $6.5 million in 1993), with the excess over that amount of $6.2 million in 1995, $7.1 million in 1994 and $8.6 million in 1993, deferred for future recovery. Concurrent with the initial ARP price change, the Company began to phase in the cost of SFAS No. 106 over a three-year period, $3 million for the first year beginning July 1, 1995. The amounts deferred until that point are being amortized over the same period as the transition obligation. A summary of the components of net periodic postretirement benefit cost for the plan in 1995, 1994 and 1993 follows:

(Dollars in thousands)                               1995     1994     1993
Service cost                                       $   846  $ 1,472  $ 1,429
Interest on accumulated postretirement benefit
 obligation                                          7,389    6,712    8,352
Special retirement offer                               200        -        -
Amortization of transition obligation                4,606    4,606    5,306
Amortization of prior service cost                      42        -        -
Amortization of gain                                  (188)    (171)       -
Postretirement benefits expense                     12,895   12,619   15,087
Deferred postretirement benefits expense             6,204    7,108    8,612
Postretirement Benefit Expense Recognized in the
  Statement of Earnings                            $ 6,691  $ 5,511  $ 6,475

     The following table sets forth the accumulated postretirement benefit obligation, the funded status of the plan, and the liability recognized on the Company's balance sheet at December 31, 1995 and 1994:

(Dollars in thousands)                                         1995       1994
Accumulated postretirement benefit obligation:
Retirees                                                    $ 87,632   $ 62,911
Fully eligible active plan participants                        4,791      6,919
Other active plan participants                                15,069     17,785
Total accumulated postretirement benefit obligation          107,492     87,615
Plan assets, at fair value                                       879        754
Accumulated postretirement benefits obligation in excess
   of plan assets                                            106,613     86,861
Unrecognized net gain (loss)                                  (2,511)    13,022
Unrecognized prior service cost                               (1,131)         -
Unrecognized transition obligation                           (78,303)   (82,909)
Accrued Postretirement Benefit Cost Recognized in the
   Balance Sheet                                            $ 24,668   $ 16,974

     The assumed health-care cost-trend rates range from 6.4 percent to 9.3 percent for 1995, reducing to 5.0 percent overall over a period of 10 years. Rates range from 6.8 percent to 10.4 percent for 1994, reducing to 5.0 percent overall, over a period of 10 years. Rates for 1993 range from 10.2 percent to
16.1 percent, reducing to 4.5 percent overall, over a period of eight years. The effect of a one-percentage-point increase in the assumed health-care cost-trend rate for each future year would increase the aggregate of the service and interest-cost components of the net periodic postretirement benefit cost by $0.8 million and the accumulated postretirement benefit obligation by $8.8 million. Additional assumptions used in accounting for the postretirement benefit plan in 1995, 1994 and 1993 are as follows:

                                                1995        1994         1993
Weighted-average discount rate                  7.25%       8.25%        7.5%
Rate of increase in future compensation levels  4.50%       5.0%         5.5%

     The Company is exploring alternatives for mitigating the cost of postretirement benefits and for funding its obligations. These alternatives include mechanisms to fund the obligation prior to actual payment of benefits, plan-design changes to limit future expense increases, and additional cost-control and cost-sharing programs.

Note 6:  Capacity Arrangements

Power Agreements

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

     Pertinent data related to these power agreements as of December 31, 1995, are as follows:


(Dollars in thousands)               Maine     Vermont  Connecticut     Yankee
                                    Yankee     Yankee     Yankee        Atomic*
Ownership share                         38%         4%         6%          9.5%
Contract expiration date              2008       2012       1998        2000
Capacity (MW)                          880        531        583           -
Company's share of: Capacity
  (MW)                                 330         19         35           -
Estimated 1995 costs              $ 72,467    $ 6,480    $12,688     $ 4,022
Long-term obligations and
  redeemable preferred stock      $ 95,020    $ 6,594    $10,958     $     -
Estimated decommissioning
  obligation                      $118,586    $12,475    $23,130     $21,396
Accumulated
  decommissioning fund            $ 53,231    $ 4,833    $10,716     $10,598
* See following for discussion on Yankee Atomic.

     Under the terms of its agreements, the Company pays its ownership share (or entitlement share) of estimated decommissioning expense to each of the Yankee companies and records such payments as a cost of purchased power. Effective August 16, 1988, Maine Yankee Atomic Power Company (Maine Yankee) began collecting $9.1 million annually for decommissioning. In 1994, Maine Yankee, pursuant to FERC authorization, increased its annual collection to $14.9 million and reduced its return on common equity to 10.65 percent, for a total increase in rates of approximately $3.4 million. The increase in decommissioning collection is based on the estimated cost of decommissioning the Maine Yankee Plant, assuming dismantling and removal, of $317 million (in 1993 dollars) based on a 1993 external engineering study. Accumulated decommissioning funds were $142.1 million as of December 31, 1995. The estimated cost of decommissioning nuclear plants is subject to change due to the evolving technology of decommissioning and the possibility of new legal requirements.

     The Maine Yankee Plant, like other pressurized water reactors, experienced degradation of its steam generator tubes, principally in the form of circumferential cracking, which, until early 1995, was believed to be limited to a relatively small number of tubes. During the refueling-and-maintenance shutdown that commenced in early February 1995, Maine Yankee detected through new inspection methods increased degradation of the Plant's steam generator tubes. Approximately 60 percent of the Plant's 17,000 steam generator tubes appeared to have defects to some degree. Mitigating the problem by plugging additional tubes was therefore not a viable option.

     Following a detailed analysis of safety, technical, and financial considerations, Maine Yankee repaired the tubes by inserting and welding short reinforcing sleeves of an improved material in substantially all of the Plant's steam generator tubes; this was completed in December 1995. The project caused Maine Yankee to incur additional costs during 1995, with the Company being responsible for its pro-rata share. The Company has also incurred substantial incremental costs for replacement power.

     The Company's share of the repair costs of approximately $10 million was less than the $15-million estimate recorded during the second quarter of 1995, resulting in a reversal of approximately $5 million of Purchased power-capacity expense in the fourth quarter of 1995. The earnings impact was $0.18 per share, net of taxes. Both the Company and Maine Yankee implemented significant cost-reduction measures to partially offset the additional costs. In addition to its share of costs related to the steam-generator repairs, the Company's incremental replacement-power costs during the outage totaled approximately $29 million or $0.52 per share, net of taxes, for the twelve months ended December 31, 1995.

     With the effective termination of the reconcilable fuel-and-purchased-power adjustment under the ARP, costs of replacement power during a Maine Yankee outage are being treated like other Company expenses, i.e., subject to the ARP's price-index mechanism, and are not being deferred and collected through a specific fuel-rate adjustment, as under pre-1995 ratemaking. Under the ARP, no additional price increase other than the 2.43-percent increase effective July 1, 1995, associated with the price index, could take effect in 1995 as a result of the Maine Yankee outage. Although the ARP contains provisions that could result in rate adjustments based on low earnings or the incurring of extraordinary costs by the Company, neither provision affected the Company's prices in 1995.

     On January 11, 1996, Maine Yankee began start-up operations and was up to 90-percent generation levels by January 24, 1996. However, the Plant's operations are under review by the Nuclear Regulatory Commission (NRC). Until the NRC completes its investigation, the Plant will operate at approximately 90 percent of its generating capacity. As a result, the Company will continue to incur additional replacement-power costs for the 10 percent of its share of Maine Yankee energy it will not receive until the Plant returns to 100-percent generation levels.

     Condensed financial information on Maine Yankee Atomic Power Company is as follows:

(Dollars in thousands)                     1995          1994          1993
Earnings:
Operating revenues                        $205,977      $173,857      $193,102
Operating income                            18,527        16,223        16,580
Net income                                   8,571         8,573         8,980
Earnings applicable to common stock          7,057         7,014         7,376
Company's Equity Share of Net
   Earnings                              $   2,682     $   2,665     $   2,803
Investment:
Net electric property and nuclear fuel    $242,399      $254,820      $261,674
Current assets                              34,799        38,950        36,018
Deferred charges and other assets          303,760       256,140       237,125
Total Assets                               580,958       549,910       534,817
Less:
Redeemable preferred stock                  18,600        19,200        19,800
Long-term obligations                      224,185       226,491       218,839
Current liabilities                         30,904        29,210        27,887
Reserves and deferred credits              236,653       208,100       201,222
Net Assets                               $  70,616     $  66,909     $  67,069
Company's Equity in Net Assets           $  26,834     $  25,425     $  25,486


     On February 26, 1992, the Board of Directors of Yankee Atomic Electric Company (Yankee Atomic) decided to permanently discontinue power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility.

     The Company relied on Yankee Atomic for less than 1 percent of the Company's system capacity. Its 9.5-percent equity investment in Yankee Atomic is approximately $2.2 million.

     On March 18, 1993, the FERC approved a settlement agreement regarding the decommissioning plan, recovery of plant investment, and all issues with respect to prudence of the decision to discontinue operation. The Company has estimated its remaining share of the cost of Yankee Atomic's continued compliance with regulatory requirements, recovery of its plant investments, decommissioning and closing the plant, to be approximately $21.4 million. This estimate, which is subject to ongoing review and revision, has been recorded by the Company as a regulatory asset and a liability on the accompanying consolidated balance sheet. As part of the MPUC's decision in the Company's 1993 base-rate case, the Company's current share of costs related to the deactivation of Yankee Atomic is being recovered through rates.

     The Company has approximately a 60-percent ownership interest in the jointly owned, Company-operated, 619-megawatt oil-fired W. F. Wyman Unit No. 4. The Company also has a 2.5-percent ownership interest in the Millstone 3 nuclear plant operated by Northeast Utilities, and receives power from its approximately 29-megawatt share of that unit's capacity. The Company's share of the operating costs of these units is included in the appropriate expense categories in the Consolidated Statement of Earnings. The Company's plant in service, nuclear fuel, decommissioning fund, and related accumulated depreciation and amortization attributable to these units as of December 31, 1995, and 1994 were as follows:

                                           Wyman 4             Millstone 3

(Dollars in thousands)                1995       1994        1995        1994
Plant in service, nuclear fuel and
 decommissioning fund               $116,447   $116,363    $112,033    $109,640
Accumulated depreciation and
   amortization                       59,832     56,605      36,411      32,594

Power-Pool Agreements

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

     The Company is making facilities-support payments on approximately $30.6 million, its remaining share of the construction cost for these transmission facilities incurred through December 31, 1995. These obligations are reflected on the Company's consolidated balance sheet as lease obligations with a corresponding charge to electric property.

Non-Utility Generators

     The Company has entered into a number of long-term, non-cancelable contracts for the purchase of capacity and energy from non-utility generators. The agreements generally have terms of five to 30 years, with expiration dates ranging from 1997 to 2021. They require the Company to purchase the energy at specified prices per kilowatt-hour. As of December 31, 1995, facilities having 538 megawatts of capacity covered by these contracts were in-service. The costs of purchases under all of these contracts amounted to $314.4 million in 1995, $373.5 million in 1994, and $360.7 million in 1993.

     During 1995, the Company reached agreement with three NUGs to buy-out contracts or to give the Company options to restructure their contracts through lump-sum or periodic payments. In accordance with prior MPUC policy and the ARP, $125 million of buy-out or restructuring costs incurred since January 1992 were included in Deferred Charges and Other Assets on the Company's balance sheet and are amortized over their respective fuel savings periods.

     The Company's estimated contractual obligations with NUGs as of December 31, 1995, are as follows:

(Dollars in               Amount
  millions)
1996                         $ 319
1997                           317
1998                           274
1999                           291
2000                           295
Thereafter                   3,151

Note 7:  Capitalization and Interim Financing

Retained Earnings

     Under terms of the most restrictive test in the Company's General and Refunding Mortgage Indenture and the Company's Articles of Incorporation, no dividend may be paid on the common stock of the Company if such dividend would reduce retained earnings below $29.6 million. At December 31, 1995, the Company's retained earnings were $51.5 million, of which $21.9 million were not so restricted.

Mortgage Bonds

     Substantially all of the Company's electric-utility property and franchises are subject to the lien of the General and Refunding Mortgage.

     The Company's outstanding Mortgage Bonds may be redeemed at established prices plus accrued interest to the date of redemption, subject to certain refunding limitations. Bonds may also be redeemed under certain conditions at their principal amount plus accrued interest by means of cash deposited with the trustee under certain provisions of the mortgage indenture. As of December 31, 1995, approximately $30 million was on deposit with the trustee.

Mortgage Bonds outstanding as of December 31, 1995, and 1994 were as follows:

(Dollars in thousands)
                  Series   Redeemed/maturity   Interest    1995       1994
                                               rate
Central Maine Power Company
General and Refunding Mortgage Bonds:
                    U      1998-April 15         7.54%*  $ 25,000   $ 25,000
                    S      1998-August 15        6.03      60,000     60,000
                    T      1998-November 1       6.25      75,000     75,000
                    O      1999-January 1       7 3/8      50,000     50,000
                    P      2000-January 15       7.66      75,000     75,000
                    N      2001-September 15     8.50      22,500     22,500
                    Q      2008-March 1          7.05      75,000     75,000
                    R      2023-June 1          7 7/8      50,000     50,000
Total Mortgage Bonds                                     $432,500   $432,500
*Adjustable, no adjustment during 1995 and 1994.

Limitations on Unsecured Indebtedness

     The Company's Articles of Incorporation limit certain unsecured indebtedness that may be outstanding to 20 percent of capitalization, as defined; 20 percent of defined capitalization amounted to $221 million as of December 31, 1995. Unsecured indebtedness, as defined, amounted to $95 million as of December 31, 1995.

     In May 1989, holders of the Company's preferred stock consented to the issuance of unsecured Medium-Term Notes in an aggregate principal amount of $150 million outstanding at any one time; the notes are therefore not subject to such limitations.

Medium-Term Notes

     Under the terms of the Company's Medium-Term Note program, the Company may offer Medium-Term Notes up to an aggregate principal amount of $150 million. Maturities can range from nine months to 30 years; interest rates pertaining to such notes are established at the time of issuance. Interest on fixed-rate notes is payable on March 1 and September 1, while interest on floating-rate notes is payable on the dates indicated thereupon.

Medium-Term Notes outstanding as of December 31, 1995, and 1994 were as follows:

(Dollars in thousands)
Maturity                                     Interest rate     1995       1994
Series A:
1996-2000                                     9.35%-9.65%    $ 5,000    $ 15,000
Total Series A                                                 5,000      15,000
Series B:
1994-1995                                      4.62-6.50*          -      63,000
1996-2000                                       4.92-7.98     57,000      57,000
Total Series B                                                57,000     120,000
Series C:
1997-1999                                       7.40-7.50     30,000           -
Total Series C                                                30,000           -
Total Medium-Term Notes                                       92,000     135,000
Less: Amounts classified as short-term
  obligations                                                      -       8,000
Amounts Classified as Long-Term Obligations                  $92,000    $127,000

     * Includes $10 million of variable-rate notes, with an average interest rate of 4.62%, and $8 million of variable-rate notes, with an average interest rate of 6.35%.


Pollution-Control Facility and Other Notes

     Pollution-control facility and other notes outstanding as of December 31, 1995, and 1994 were as follows:

(Dollars in thousands)
Series                      Interest rate  Maturity            1995     1994
Central Maine Power
  Company:
Yarmouth Installment Notes       6 3/4%    June 1, 2002      $10,250   $10,250
Yarmouth Installment Notes       6 3/4     December 1, 2003    1,000     1,000
Industrial Development
  Authority of the State of      7 3/8     May 1, 2014        11,000    11,000
  New Hampshire Notes            7 3/8     May 1, 2014         8,500     8,500
Finance Authority of Maine        8.16     January 1, 2005    66,429    66,429
Maine Electric Power
   Company, Inc.:
Promissory Notes                Variable*  July 1, 1996        1,730     2,590
Total Pollution-Control
  Facility and Other Notes                                   $98,909   $99,769
*The average rate was 6.7% in 1995 and 4.9% in 1994.

     The bonds issued by the Industrial Development Authority of the State of New Hampshire are supported by loan agreements between the Company and the Authority. The bonds are subject to redemption at the option of the Company at their principal amount plus accrued interest and premium, beginning in 2001.

Capital Lease Obligations

     The Company leases a portion of its buildings and equipment under lease arrangements, and accounts for certain transmission agreements as capital leases using periods expiring between 2006 and 2021. The net book value of property under capital leases was $35.1 million and $36.2 million at December 31, 1995, and 1994, respectively. Assets acquired under capital leases are recorded as electric property at the lower of fair-market value or the present value of future lease payments, in accordance with practices allowed by the MPUC, and are amortized over their contract terms. The related obligation is classified as other long-term debt. Under the terms of the lease agreements, executory costs are excluded from the minimum lease payments.

     Estimated future minimum lease payments for the five years ending December 31, 2000, together with the present value of the minimum lease payments, are as follows:

(Dollars in thousands)                         Amount
1996                                          $ 5,807
1997                                            5,635
1998                                            5,463
1999                                            5,291
2000                                            5,119
Thereafter                                     61,537
Total minimum lease payments                   88,852
Less: amounts representing interest            50,740
Present Value of Net Minimum Lease            $38,112
Payments

Sinking-Fund Requirements

     Consolidated sinking-fund requirements for long-term obligations, including capital lease payments and maturing debt issues, for the five years ending December 31, 2000, are as follows:

(Dollars in thousands)
            Sinking fund   Maturing debt
                                             Total
1996          $ 3,455        $ 34,000       $ 37,455
1997            8,477          25,000         33,477
1998            9,014         178,000        187,014
1999            9,657          60,000         69,657
2000           10,301          80,000         90,301

Operating Lease Obligations

     The Company has a number of operating-lease agreements primarily involving computer and other office equipment, land, and telecommunication equipment. These leases are noncancelable and expire on various dates through 2007.

     Following is a schedule by year of future minimum rental payments required under the operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995:

(Dollars in thousands)          Amount
1996                            $4,364
1997                             4,112
1998                             3,922
1999                             3,352
2000                             3,190
Thereafter                       2,352

     Rent expense under all operating leases was approximately $5,684, $7,343, and $5,934 for the years ended December 31, 1995, 1994 and 1993, respectively.

Disclosure of Fair Value of Financial Instruments

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practicable are discussed below. The carrying amounts of cash and temporary investments approximate fair value because of the short maturity of these investments. The fair value of redeemable preferred stock and pollution-control facility and other notes is based on quoted market prices as of December 31, 1995. The fair value of long-term obligations is based on quoted market prices for the same or similar issues, or on the current rates offered to the Company based on the weighted average life of each class of instruments.

     The estimated fair values of the Company's financial instruments as of December 31, 1995, and 1994 are as follows:

                                             1995                  1994
(Dollars in thousands)                 Carrying  Fair value Carrying  Fair value
                                        amount               amount
Cash and temporary investments         $ 57,677   $ 57,677  $ 58,112   $ 58,112
Redeemable preferred stock               74,528     75,117    80,000     79,476
Mortgage bonds                          432,500    435,311   432,500    374,286
Medium-term notes                        92,000     92,156   135,000    130,788
Pollution-control facility and other
  notes                                  98,909     99,694    99,769     90,873

Rights Plan

     On September 28, 1994, the Board of Directors of the Company adopted a shareholder-rights plan and declared a dividend of one common-share purchase right (a right) for each outstanding share of the common stock, par value $5.00 per share, of the Company. The dividend was distributed to the shareholders of record as of the close of business on October 17, 1994.

     On May 24, 1995, the shareholders of the Company voted to approve a shareholder proposal at the Company's annual meeting of shareholders recommending redemption of the rights and termination of the Shareholder Rights Plan.

     On July  19,  1995,  the  Board of  Directors  of the  Company  terminated, effective immediately, the right to exercise the rights issued to its shareholders pursuant to the Shareholder Rights Plan and ordered the redemption of the rights. The Board directed payment of the redemption price of $.01 per right on August 28, 1995, to holders of record at the close of business on August 14, 1995. This one-time payment amounted to $324,428.

Preferred Stock

     Preferred-stock balances outstanding as of December 31, 1995, 1994, and 1993 were as follows:


 (Dollars in thousands, except per-share Current shares
   amounts)                               outstanding  1995     1994     1993
Preferred Stock - Not Subject to
Mandatory Redemption:
$25 par value - authorized 2,000,000
  shares; outstanding:                       None   $      -  $      - $      -
$100 par value noncallable -authorized
  5,713 shares; outstanding 6% voting        5,713       571       571      571
$100 par value callable - authorized
  2,300,000* shares; outstanding:
3.50% series (redeemable at $101)          220,000    22,000    22,000   22,000
4.60% series (redeemable at $101)           30,000     3,000     3,000    3,000
4.75% series (redeemable at $101)           50,000     5,000     5,000    5,000
5.25% series (redeemable at $102)           50,000     5,000     5,000    5,000
7 7/8% series (optional redemption after
  9/1/97, at $100)                         300,000    30,000    30,000   30,000
Preferred Stock - Not Subject to Mandatory
  Redemption                                         $65,571   $65,571  $65,571
Redeemable Preferred Stock - Subject to
  Mandatory Redemption:
$100 par value callable - authorized
  2,300,000*shares; outstanding:              None  $      -   $     - $      -

Flexible Money Market Preferred Stock,
Series A - 7.999% (redeemable at $100)
  (450,000 shares in 1994 and 1993)        395,275    39,528    45,000   45,000
8 7/8% series (redeemable at $103.944)     350,000    35,000    35,000   35,000
Redeemable Preferred Stock - Subject to
  Mandatory Redemption                               $74,528   $80,000  $80,000

     *Total authorized $100 par value callable is 2,300,000 shares. Shares outstanding are classified as Not Subject to Mandatory Redemption and Subject to Mandatory Redemption.

     Sinking-fund provisions for the 8 7/8% Series Preferred Stock require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 70,000 shares annually beginning in July 1996. The Company also has the non-cumulative right to redeem up to an equal amount of the respective number of shares annually, beginning in 1996, at par plus an amount equal to dividends accrued to the redemption date. The sinking-fund requirement for the five-year period ending December 31, 2000, is $7.0 million annually beginning in 1996.

     Sinking-fund provisions for the Flexible Money Market Preferred Stock, Series A, 7.999%, require the Company to redeem all shares at par plus an amount equal to dividends accrued to the redemption date on the basis of 90,000 shares annually beginning in October 1999. The Company also has the non-cumulative right to redeem up to an equal number of shares annually beginning in 1999, at par plus an amount equal to dividends accrued to the redemption date. In 1995, the Company purchased 54,725 shares on the open market that may be used to reduce the sinking-fund requirement in 1999.

Interim Financing and Credit Agreements

     The Company uses funds obtained from short-term borrowing, primarily through issuance of commercial paper backed by lines of credit with commercial banks, and its revolving-credit agreements to provide initial financing for construction and other corporate purposes.

     At December 31, 1995, the Company had a total of $130 million in unsecured committed bank lines with commercial banks for the purpose of providing short-term borrowing capacity to back commercial paper issuance and to finance general corporate needs.

     On November 6, 1995, the Company extended its $80-million unsecured Competitive Advance and Revolving Credit Facility with several banks and Chemical Bank, as agent for the lenders, to October 15, 1996. The Company's other $50-million revolving credit facility with several banks also has an expiration date of October 15, 1996. Both credit facilities have annual fees on unused portion of the credit lines of 3/8 of 1 percent and allow for various borrowing options including LIBOR-priced, ABR-priced and competitive-bid priced loans. Under the terms of these agreements, the Company had no borrowings at December 31, 1995, and 1994.

     As of December 31, 1995, MEPCO had a line of credit totaling $2.0 million with a commercial bank to provide for its working-capital needs. This line of credit is subject to annual review and renewal. Annual fees for this line of credit is 1/4 of 1 percent. At December 31, 1995, and 1994, there was no short-term borrowing outstanding under the MEPCO credit line.

Note 8:  Quarterly Financial Data (Unaudited)

     Quarterly revenue variability increased after January 1, 1995, when the ARP replaced MPUC rules prescribing different revenue allocations for energy sold in winter versus non-winter months. Twelve-month results are unaffected by this reporting change. Quarterly financial data for 1994 and 1993 reflect the seasonality of electric sales and higher rates and lower contribution to earnings per kilowatt-hour during peak-consumption periods.

     Unaudited, consolidated quarterly financial data pertaining to the results of operations are shown below.

 (Dollars in thousands, except per-           Quarter ended
   share amounts)
                                March 31   June 30   September 30  December 31
1995
Electric operating revenues      $263,312   $202,584    $217,872      $232,248
Operating income                   39,361      4,052      22,169        20,277
Net income (loss)                  26,376     (8,619)     10,400         9,823
Earnings (loss) per common
  share*                              .73       (.34)        .24           .23
1994
Electric operating revenues      $241,026   $212,336    $233,543      $217,978
Operating income                   26,233     26,609      25,652        11,742
Net income (loss)                  11,416     15,307      14,083       (64,071)
Earnings (loss) per common
  share*                              .27        .39         .35         (2.06)
1993
Electric operating revenues      $236,021   $198,953    $227,383      $231,220
Operating income                   33,298     24,227      21,623        26,382
Net income                         21,573     13,702      13,561        12,466
Earnings per common share*            .62        .37         .36           .31

     *Earnings per share are computed using the weighted-average number of common shares outstanding during the applicable quarter.

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

     The Company has policies and procedures in place to support and document the internal accounting controls that are revised on a continuing basis. Internal auditors conduct reviews, provide ongoing assessments of the effectiveness of selective internal controls, and report their findings and recommendations for improvement to management.

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

     Coopers & Lybrand LLP, independent public accountants, has been retained to audit the Company's consolidated financial statements. The accompanying report of independent public accountants is based on their audit, conducted in accordance with generally accepted auditing standards, including a review of selected internal accounting controls and tests of accounting procedures and records.

David T. Flanagan                       David E. Marsh
President and Chief Executive Officer   Vice President, Corporate Services,
                                        Treasurer and Chief Financial Officer