Form 10-K/A, Exhibit 13
period 1995-12-31
CENTRAL MAINE POWER CO
filed 1996-04-09
CIK 18675

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

Consolidated Statement of Changes in Common-Stock Investment

For the three years ended December 31, 1995
(Dollars in thousands)                                                                         Other
                                                                              Amount at       paid-in       Retained
                                                               Shares         par value       capital       earnings         Total
Balance - December 31,
1992                                                         31,148,321    $   155,742    $   254,576   $   110,050    $   520,368
Net income ...............................................                                                   61,302         61,302
Dividends declared:
  Common stock ...........................................                                                  (44,459)       (44,459)
  Preferred stock ........................................                                                   (8,704)        (8,704)
Cost for reacquired
   preferred stock .......................................                                       1,043       (1,043)           --
Issues of common stock ...................................     1,231,616          6,158         19,355                       25,513
Capital stock expense ....................................                                        (631)                        (631)
Balance - December 31,
1993                                                          32,379,937        161,900        274,343       117,146        553,389
Net income (loss) ........................................                                                   (23,265)       (23,265)
Dividends declared:
  Common stock ...........................................                                                   (29,213)       (29,213)
  Preferred stock ........................................                                                   (10,511)       (10,511)
Cost for reacquired
   preferred stock .......................................                                         675          (675)           --
Issues of common stock ...................................        62,815            314            613                          927
Capital stock expense ....................................                                          (4)                          (4)
Balance - December 31,
1994                                                          32,442,752        162,214        275,627        53,482        491,323
Net income ...............................................                                                    37,980         37,980
Dividends declared:
  Common stock ...........................................                                                   (29,199)       (29,199)
  Preferred stock ........................................                                                   (10,178)       (10,178)
Cost for reacquired
   preferred stock .......................................                                         581          (581)           --
Shareholders Rights
  Plan redemption (Note 7)                                                                        (324)                        (324)
Capital stock expense ....................................                                         403                          403
Balance - December 31,
1995                                                          32,442,752    $   162,214    $   276,287   $    51,504    $   490,005

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

Electric Operating Revenues

     Electric operating revenues include amounts billed to customers and estimates of unbilled sales and fuel costs. Through December 31, 1994, the Company's approved tariffs provided for the recovery of the cost of fuel used in Company generating facilities and purchased-power energy costs. The Company also collected interest on unbilled fuel and paid interest on fuel-related over-collections. Effective January 1, 1995, with the implementation of the Alternative Rate Plan (ARP), these costs are no longer subject to reconciliation through the annual fuel-cost adjustment. From March 1991 through November 1993, the Company recorded unbilled revenues pursuant to the Electric Revenue Adjustment Mechanism (ERAM) under an MPUC order. See Note 3, "Regulatory Matters
- - Alternative Rate Plan," for further information.

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

     Federal income tax, excluding federal regulatory deferred taxes, differs from the amount of tax computed by multiplying income before federal tax by the statutory federal rate. The following table reconciles the statutory federal rate to a rate determined by dividing the total federal income-tax expense by income before that expense:


                                                      Year ended December 31
                                              1995                 1994                 1993
                                     Amount         %     Amount         %     Amount         %
(Dollars in thousands)
Income tax expense at
 statutory federal rate .........   $ 18,161      35.0%  $(11,831)     35.0%  $ 28,055      35.0%
Permanent differences:
Investment tax-credit
 amortization ...................     (1,613)     (3.1)    (1,613)      4.8     (1,613)     (2.0)
Dividend-received
  deduction .....................     (2,219)     (4.3)    (1,469)      4.3     (1,731)     (2.2)
Other, net ......................       (217)     (0.4)       (68)      0.2       (634)     (0.8)
                                      14,112      27.2    (14,981)     44.3     24,077      30.0
Effect of timing
  differences for which
  deferred taxes are not
  recorded (flow
  through):
Tax-basis repairs ...............       (891)     (1.7)      (924)      2.7     (1,175)     (1.5)
Depreciation
  differences flowed
  through in prior years ........      2,291       4.4      2,315      (6.8)     1,728       2.2
Accelerated flowback
   of deferred taxes on
    loss on abandoned
    generating projects .........      1,873       3.6      2,051      (6.1)    (2,678)     (3.3)
Deduction of removal
  costs .........................       (189)     (0.4)      (163)      0.5       (392)     (0.5)
Carrying costs, net .............        253       0.5        429      (1.3)      (523)     (0.7)
Adjustment to tax
   accrual for change in
   rate treatment ...............       --        --          420      (1.2)       481       0.6
Excess property taxes
  paid ..........................       --        --         (116)      0.4       (912)     (1.1)
Reduction for non-
   regulated deferred
   taxes previously
   flowed through ...............       --        --          --        --      (1,530)     (1.9)
Provision for deferred
  taxes relating to
  normalization of
  certain short-term
  timing differences* ...........     (2,545)     (4.9)       --        --         --        --
Other, net ......................       (995)     (1.9)       432      (1.3)      (221)     (0.3)
Federal Income Tax
  Expense and Effective
  Rate ..........................   $ 13,909      26.8%  $(10,537)     31.2%  $ 18,855      23.5%

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

     Coopers & Lybrand L.L.P., independent public accountants, has been retained to audit the Company's consolidated financial statements. The accompanying report of independent public accountants is based on their audit, conducted in accordance with generally accepted auditing standards, including a review of selected internal accounting controls and tests of accounting procedures and records.

David T. Flanagan                       David E. Marsh
President and Chief Executive Officer   Vice President, Corporate Services,
                                        Treasurer and Chief Financial Officer